Filed Pursuant to 424(b)(3)
Registration No. 333-139807

Proxy Statement/Prospectus

Proxy Statement for United Heritage Bankshares of Florida, Inc.

Special Meeting

Prospectus of Marshall & Ilsley Corporation

Dear United Heritage Shareholder:

You are cordially invited to attend a special meeting of the shareholders of United Heritage Bankshares of Florida, Inc. (“United Heritage”) to be held on February 22, 2007 at 8:00 a.m., local time, at the main office of United Heritage, 640 E SR 434, Longwood, Florida 32750.

At the special meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger that United Heritage entered into with Marshall & Ilsley Corporation on December 1, 2006, which we refer to as the merger agreement. Under the merger agreement, United Heritage will merge into Marshall & Ilsley and each issued and outstanding share of United Heritage common stock, other than dissenting shares, will be converted into 0.8740 of a share of Marshall & Ilsley common stock, which has a value of approximately $42.05 as of December 29, 2006. For examples of how the value of the consideration may change, see “Summary—Illustrative Calculation of Per Share Consideration” on page 12.

The total number of shares of its stock that Marshall & Ilsley will issue in the merger depends on the number of shares of United Heritage common stock outstanding. If the merger had been effective on December 29, 2006, Marshall & Ilsley would have issued a total of approximately 4,399,490 shares of its common stock.

The affirmative vote of the holders of a majority of shares of United Heritage common stock entitled to vote is required to approve and adopt the merger agreement. The merger is also subject to certain other conditions, including regulatory approval.

The board of directors of United Heritage unanimously recommends that the holders of United Heritage common stock vote “FOR” approval of the merger agreement.

We urge you to read this proxy statement/prospectus carefully because it contains a detailed description of the merger and related matters. In particular, for a description of certain significant considerations in connection with the merger and related matters described in this document, see “ Risk Factors” beginning on page 13.

Marshall & Ilsley common stock is traded on the New York Stock Exchange under the symbol “MI.” United Heritage common stock is not registered on a national securities exchange or quoted on the Nasdaq Stock Market.

Whether or not you plan to attend the special meeting personally, please complete, sign and date the enclosed proxy card and mail it as soon as possible in the enclosed postage-paid envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card. You should not send in the certificates for your shares of common stock until you receive specific instructions at a later date.

We thank you for your prompt attention to this matter and appreciate your support.

Sincerely,

David G. Powers

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The shares of Marshall & Ilsley common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Stock is subject to investment risks, including loss of value.

The date of this proxy statement/prospectus is January 19, 2007 and is being first mailed to United Heritage shareholders on or about January 22, 2007.

This document incorporates by reference important business and financial information about Marshall & Ilsley and United Heritage that is not included in or delivered with this document. See “Where You Can Find More Information” beginning on page 75 of the document for a list of documents that Marshall & Ilsley and United Heritage have incorporated by reference into this document. These documents are available to you without charge upon written or oral request made to:

Investor Relations Marshall & Ilsley Corporation 770 North Water Street Milwaukee, Wisconsin 53202 (414) 765-7797	David G. Powers President and Chief Executive Officer United Heritage Bankshares of Florida, Inc. 640 E SR 434 Longwood, Florida 32750 (407) 712-6151

To obtain documents in time for the special meeting, your request should be received by February 15, 2007.

United Heritage Bankshares of Florida, Inc.

640 E SR 434

Longwood, Florida 32750

Notice of Special Meeting of Shareholders

To be held on February 22, 2007

To the Shareholders of United Heritage Bankshares of Florida, Inc.:

Please take notice that the board of directors of United Heritage Bankshares of Florida, Inc. (“United Heritage”) has called a special meeting of shareholders. The special meeting will be held at the main office of United Heritage, 640 E SR 434, Longwood, Florida 32750, on February 22, 2007 at 8:00 a.m, local time.

The purposes of the meeting are the following:

1. To vote on a proposal to approve and adopt the Agreement and Plan of Merger dated as of December 1, 2006 by and between Marshall & Ilsley Corporation and United Heritage, including the plan of merger constituting a part thereof, and the merger of United Heritage with and into Marshall & Ilsley Corporation contemplated by that agreement; and

2. To transact any other business that may properly come before the meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on December 29, 2006 as the record date for the determination of shareholders entitled to receive notice of and to vote at the special meeting and any postponements and adjournments thereof. A list of shareholders entitled to vote at the special meeting will be available for examination by United Heritage’s shareholders (i) at the special meeting or any adjournment of such meeting or (ii) for a period of ten days prior to the special meeting upon a written request of a United Heritage shareholder during regular business hours at United Heritage’s principal executive offices at 640 E SR 434, Longwood, Florida 32750.

Holders of United Heritage’s common stock entitled to vote on the proposal to approve and adopt the merger agreement who do not vote in favor thereof and provide United Heritage a written demand for appraisal at or prior to the special meeting have the right to receive payment of the fair value of such holders’ shares upon compliance with the provisions of Sections 607.1301-1333 of the Florida Business Corporation Act, which we refer to as the FBCA, the full text of which is included as Appendix D to the proxy statement/prospectus attached to this Notice of Special Meeting of Shareholders. For a summary of the dissenters’ rights of United Heritage’s shareholders, see “The Merger—Dissenters’ Rights” in the proxy statement/prospectus. Failure to comply strictly with the procedures set forth in Sections 607.1301-1333 of the FBCA will cause a shareholder to lose dissenters’ rights.

A proxy card for the special meeting is enclosed. Whether or not you plan to attend the special meeting, please promptly complete and mail the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be voted in favor of the agreement and plan of merger and the plan of merger and the merger contemplated thereby. If you fail to return your proxy card, the effect will be the same as a vote against the agreement and plan of merger, the plan of merger and the merger contemplated thereby. You may still vote in person at the meeting even if you have previously returned your proxy card so long as you properly revoke your proxy.

By order of the board of directors:

United Heritage Bankshares of Florida, Inc.

By:
David G. Powers
President and Chief Executive Officer

January 19, 2007

APPENDICES:

Appendix A	Agreement and Plan of Merger
Appendix B	Plan of Merger
Appendix C	Opinion of Keefe, Bruyette & Woods, Inc.
Appendix D	Florida Dissenters’ Rights Statutes

ii

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

Q.	What is the purpose of this document?

A.	This document serves as both a proxy statement of United Heritage and a prospectus of Marshall & Ilsley. As a proxy statement, this document is being provided to you by United Heritage because the board of directors of United Heritage is soliciting your proxy for use at the special meeting of shareholders called to vote on the proposed merger of United Heritage with and into Marshall & Ilsley. When we use the term merger agreement in this document, we are referring, collectively, to the agreement and plan of merger, a copy of which is included in this document as Appendix A, and the plan of merger constituting a part thereof, a copy of which is included in this document as Appendix B.

As a prospectus, this document is being provided to you by Marshall & Ilsley because the consideration Marshall & Ilsley is offering in exchange for your shares of United Heritage common stock in connection with the merger is shares of its common stock.

Q.	What do I need to do now?

A.	After reviewing this document, submit your proxy by promptly executing and returning the enclosed proxy card. By submitting your proxy, you authorize the individuals named in the proxy to represent you and to vote your shares at the special meeting of shareholders in accordance with your instructions. These persons also may vote your shares to adjourn the special meeting and will be authorized to vote your shares at any adjournments or postponements of the special meeting.

Your vote is important. Whether or not you plan to attend the special meeting, please promptly submit your proxy in the enclosed envelope.

Q.	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A.	Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how you can instruct your broker to vote.

Your broker cannot vote your shares without instructions from you.

Q.	How will my shares be voted if I return a blank proxy card?

A.	If you sign, date and return your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger and the merger agreement and will be voted in the discretion of the persons named as proxies in any other matters properly presented for a vote at the special meeting.

Q.	What will be the effect if I do not vote?

A.	If you abstain or do not return your proxy card or otherwise do not vote at the special meeting, your failure to vote will have the same effect as if you voted against the merger and the merger agreement. Therefore, the board of directors of United Heritage encourages you to vote in favor of the proposed merger and merger agreement as soon as possible.

Q.	Can I vote my shares in person?

A.	Yes, if you own your shares registered in your own name, you may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card. However, in order to ensure that your vote is counted at the special meeting, we recommend that you sign, date and promptly mail the enclosed proxy card.

Q.	Can I change my mind and revoke my proxy?

A.	Yes, you may revoke your proxy and change your vote at any time prior to its exercise at the special meeting by:

•	signing another proxy with a later date and filing it with an officer of United Heritage;

•	filing written notice of the revocation of your proxy with an officer of United Heritage; or

•	attending the special meeting and voting in person.

Q.	Should I send in my stock certificates now?

A.	No—please do not send in your certificates at this time. We will send you written instructions for exchanging your United Heritage common stock certificates.

Q.	Who can answer my questions about the merger?

A.	If you have more questions about the merger, please contact David G. Powers of United Heritage, at (407) 712-6151, extension 1.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the appendices, and the other documents to which we refer. For more information about Marshall & Ilsley and United Heritage, see “Where You Can Find More Information” on page 75.

The Companies

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7797

Marshall & Ilsley, incorporated under the laws of Wisconsin in 1959, is a registered bank holding company under the Bank Holding Company Act and a financial holding company under the Gramm-Leach-Bliley Act. Marshall & Ilsley’s principal assets are the stock of its bank and non-bank subsidiaries. As of December 31, 2006, Marshall & Ilsley had consolidated total assets of approximately $56.2 billion and consolidated total deposits of approximately $34.1 billion, making it the largest bank holding company headquartered in Wisconsin.

M&I Marshall & Ilsley Bank, one of Marshall & Ilsley’s primary bank subsidiaries, is the largest Wisconsin-based bank with 195 offices throughout the state. In addition, M&I Marshall & Ilsley Bank has 46 locations throughout Arizona; 17 offices in Kansas City and nearby communities; 17 offices on Florida’s west coast; 17 offices in metropolitan Minneapolis/St. Paul and one in Duluth, Minnesota; three offices in Tulsa, Oklahoma; and one office in Las Vegas, Nevada. Marshall & Ilsley’s Southwest Bank affiliate has 15 offices in the greater St. Louis, Missouri area. Metavante Corporation, Marshall & Ilsley’s wholly-owned subsidiary, provides a full array of technology products and services for the financial services industry. Marshall & Ilsley also provides trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments and insurance services from offices throughout the country and on the Internet. Marshall & Ilsley’s customer-based approach, internal growth, and strategic acquisition have made Marshall & Ilsley a nationally recognized leader in the financial services industry.

Marshall & Ilsley common stock is traded on the New York Stock Exchange under the symbol “MI.”

United Heritage Bankshares of Florida, Inc.

640 E SR 434

Longwood, Florida 32750

(407) 712-6151

United Heritage, incorporated under the laws of the State of Florida in 2002, is a registered bank holding company under the Bank Holding Company Act of 1956. United Heritage’s assets primarily consist of the stock of its subsidiary, United Heritage Bank, which provides services in Florida through 13 bank locations. At September 30, 2006, United Heritage had consolidated total assets of $736 million and consolidated total deposits of $630 million.

The Merger

At the effective time of the merger, United Heritage will merge with and into Marshall & Ilsley. Marshall & Ilsley will issue shares of its common stock to the shareholders of United Heritage in exchange for their shares of United Heritage common stock. United Heritage will cease to exist as a separate corporation. Marshall & Ilsley will be the surviving corporation.

Merger Consideration

If the merger is completed, each share of United Heritage common stock that you own as of the effective time of the merger will be converted into the right to receive the per share consideration of 0.8740 of a share of Marshall & Ilsley common stock.

The dollar value of the per share stock consideration will depend on the market value of the Marshall & Ilsley common stock at the time of the exchange of United Heritage shares for the per share consideration.

Based on the $48.11 closing price of Marshall & Ilsley common stock on December 29, 2006, assuming that was the date of the exchange, the total dollar value of the per share consideration would have been $42.05.

United Heritage may terminate the merger agreement if on the day immediately preceding the anticipated effective time of the merger there has been a greater than 15 percent decline in the volume weighted average price of Marshall & Ilsley common stock since December 1, 2006 (that is, such price being less than $39.14) and that decline is greater than 15 percentage points lower than the change in the average price of the group of companies in the banking industry specified in the merger agreement. However, United Heritage may not terminate the merger agreement if Marshall & Ilsley chooses to increase the per share consideration (that is, the fraction of a share of Marshall & Ilsley common stock issued for each share of United Heritage common stock) to an amount equal to the quotient obtained by dividing $39.14 by the volume weighted average trading price of Marshall & Ilsley common stock during the ten trading day period ending at the end of the third trading day prior to the effective time of the merger (what we refer to herein and in the merger agreement as the “Final VWAP”). See “The Merger—Merger Consideration” beginning on page 22.

Each share of Marshall & Ilsley common stock issued and outstanding prior to the merger will remain issued and outstanding and will not be converted or exchanged in the merger.

No Fractional Shares Will be Issued

Marshall & Ilsley will not issue any fractional shares in the merger. Instead, you will receive cash in lieu of any fractional share of Marshall & Ilsley common stock owed to you, after taking into account all shares of United Heritage common stock delivered by you.

Material Federal Income Tax Consequences of the Merger

The exchange of shares of United Heritage common stock for shares of Marshall & Ilsley common stock is expected to be tax-free to you for federal income tax purposes, but taxes will be payable on all or a portion of the cash you receive in lieu of fractional shares or if you dissent from the merger and receive cash for the “fair value” of your shares under the FBCA. Also, if you were to dissent and receive a cash payment in exchange for your United Heritage common stock, you would be taxed on any realized gains. The expected material federal income tax consequences are set forth in greater detail beginning on page 34.

Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

Reasons for the Merger

The United Heritage board believes that in the rapidly changing environment of the banking industry, merging with Marshall & Ilsley is consistent with United Heritage’s long-term goal of enhancing shareholder value.

Marshall & Ilsley believes that the merger with United Heritage presents Marshall & Ilsley with an attractive opportunity to expand its Florida franchise into the Orlando metropolitan market. In addition, Marshall & Ilsley expects that the merger will provide growth opportunities, and will be less than 1 percent dilutive to Marshall & Ilsley’s earnings per share in the first year after the effective time, approximately neutral to earnings per share in the second year, and accretive to Marshall & Ilsley earnings per share thereafter.

You can find a more detailed discussion of the background to the merger agreement and United Heritage’s and Marshall & Ilsley’s reasons for the merger in this document under “The Merger—Background of the Merger” beginning on page 21, “—Reasons for the Merger and United Heritage Board Recommendation” beginning on page 26, and “—Marshall & Ilsley’s Reasons for the Merger” on page 27.

Opinion of United Heritage’s Financial Advisor

Among other factors considered in deciding to approve the merger and the merger agreement, the United Heritage board of directors received the written opinion of its financial advisor, Keefe, Bruyette & Woods, Inc., that as of December 1, 2006, which was the date on which the United Heritage board of directors approved the merger and the merger agreement, and based on and subject to the considerations in its opinion, the per share consideration to be received by holders of shares of United Heritage common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The Keefe opinion is included as Appendix C to this document and is incorporated herein by reference. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Keefe in providing its opinion.

Recommendation to United Heritage Shareholders

The United Heritage board of directors believes that the merger agreement and the transactions contemplated thereby, including the merger, are advisable to, fair to and in the best interests of United Heritage and its shareholders and unanimously recommends that you vote “FOR” approval and adoption of the merger agreement and the transactions contemplated thereby, including the merger.

Interests of Certain Persons in the Merger

The executive officers and members of the board of directors of United Heritage have interests in the merger that are in addition to their interests as shareholders of United Heritage. Among other things, all outstanding options to acquire United Heritage common stock issued pursuant to the United Heritage’s stock option plans will vest and be converted into options to acquire shares of Marshall & Ilsley common stock as provided for in the merger agreement and certain of United Heritage executive officers will be entitled to payments under their existing employment agreements, including payments pursuant to change in control provisions. See “The Merger—Interests of Certain Persons” beginning on page 25.

The Special Meeting

A special meeting of the United Heritage shareholders will be held at the main office of United Heritage, 640 E SR 434, Longwood, Florida 32750, on February 22, 2007 at 8:00 a.m, local time. Holders of United Heritage common stock as of the close of business on December 29, 2006 are entitled to vote at the United Heritage special meeting and will be asked to consider and vote upon the approval and adoption of the merger agreement and the merger.

As of the date of this document, the United Heritage board of directors did not know of any other matters that would be presented at the United Heritage special meeting.

Vote Required

At the special meeting of United Heritage shareholders, the merger agreement and the merger must be approved by the affirmative vote of a majority of the shares of United Heritage common stock entitled to vote at the close of business on December 29, 2006. As of that date, there were 5,033,741 shares of United Heritage common stock outstanding. Each share of United Heritage common stock is entitled to one vote.

As of December 29, 2006, United Heritage’s directors, executive officers and their affiliates held in the aggregate approximately 725,060 shares of the outstanding United Heritage common stock, representing approximately 14.4 percent of the total number of outstanding shares of United Heritage common stock.

Marshall & Ilsley has entered into an agreement with the directors and executive officers of United Heritage, who in the aggregate hold approximately 14.4 percent of the outstanding United Heritage common stock, pursuant to which they have agreed, among other things, to vote all shares beneficially owned by them (to the extent such individuals have the right to direct the voting of such shares) to be voted in favor of the merger agreement and the merger.

The merger agreement also authorizes the United Heritage board of directors to exercise its discretion as to whether to proceed with the merger in the event United Heritage has the right to terminate the merger agreement. This determination may be made without notice to, or the resolicitation of proxies from, the United Heritage shareholders.

Action by Marshall & Ilsley Shareholders Not Required

Approval of the merger and the merger agreement by Marshall & Ilsley’s shareholders is not required. Accordingly, Marshall & Ilsley has not called a special meeting of its shareholders.

Regulatory Approvals

We cannot complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System. Marshall & Ilsley has filed an application with the Federal Reserve Board. In addition, the merger is or may be subject to the approval of, or notice to, other regulatory authorities, including, but not limited to, the Florida Office of Financial Regulation. We have filed all of the required applications and notices with these regulatory authorities.

As of the date of this document, we do not have all the necessary regulatory approvals. We cannot be certain of when or if we will obtain them. However, we do not know of any reason why we should not obtain the required approvals in a timely manner.

Dissenters’ Rights Available

United Heritage shareholders who properly dissent from the merger are entitled to receive the fair value of their shares of United Heritage common stock in cash. To exercise your dissenters’ rights, you must follow the procedures outlined in Appendix D, including, without limitation:

•	before the vote is taken, delivering to United Heritage a written notice of your intention to demand the fair value of your United Heritage shares; and

•	not voting in favor of the merger and the merger agreement.

If you sign and return your proxy without voting instructions, and do not revoke the proxy, your proxy will be voted in favor of the merger agreement and the merger and you will lose your dissenters’ rights. Also, you may lose your dissenters’ rights if you fail to comply with other required procedures contained in Appendix D.

Termination of the Merger Agreement

Marshall & Ilsley and United Heritage may terminate the merger agreement by mutual consent. The merger agreement may also be terminated unilaterally by either Marshall & Ilsley or United Heritage if any one of several conditions exist.

Share Information and Market Prices for Marshall & Ilsley and United Heritage Common Stock

Marshall & Ilsley common stock is traded on the New York Stock Exchange under the symbol “MI.” United Heritage common stock trades from time to time in privately negotiated transactions between interested buyers and sellers. Management of United Heritage may not be aware of all transactions that occur.

The following table lists the closing price of Marshall & Ilsley common stock, the trading price of United Heritage common stock known by management, and the equivalent value of a share of United Heritage common stock giving effect to the merger on:

•	December 1, 2006, the last trading day before we announced the merger; and

•	January 18, 2007, the last practical day to obtain share price information before the date of this proxy statement/prospectus.

	Closing Price of Marshall & Ilsley Common Stock	Closing Price of United Heritage Common Stock(1)	Equivalent Per Share Value of United Heritage Common Stock
December 1, 2006	$46.05	$20.00	$40.25
January 18, 2007	$46.93	$20.00	$41.02

(1)	Based on the last trade of United Heritage stock known to management, which occurred on November 9, 2006.

The equivalent per share value of United Heritage common stock on each of these two days represents the total dollar value of the per share consideration to be issued in connection with the merger, assuming the exchange occurred on those dates. For each of these two days, we calculated the total dollar value of the per share consideration by taking an amount equal to the closing price of Marshall & Ilsley common stock on each date multiplied by an exchange ratio of 0.8740.

The market price of Marshall & Ilsley common stock may change at any time. Consequently, the total dollar value of the per share consideration you will be entitled to receive as a result of the merger may be significantly higher or lower than its current value or its value at the date of the special meeting.

Price Range of Common Stock and Dividends

Marshall & Ilsley—Share Prices and Dividends

Marshall & Ilsley common stock is listed on the New York Stock Exchange and traded under the symbol “MI.” The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of Marshall & Ilsley common stock on the NYSE composite transactions reporting system and cash dividends declared per share of Marshall & Ilsley common stock.

	Price Range of Common Stock		Dividends Declared
	High	Low
2005
First Quarter	$43.65	$40.21	$0.21
Second Quarter	45.06	41.23	0.24
Third Quarter	47.28	42.83	0.24
Fourth Quarter	44.40	40.18	0.24
2006
First Quarter	$45.35	$40.91	$0.24
Second Quarter	46.44	43.36	0.27
Third Quarter	48.54	44.76	0.27
Fourth Quarter	49.07	45.53	0.27
2007
First Quarter (through January 18, 2007)	$48.69	$46.93	—

United Heritage—Share Prices and Dividends

There is no established trading market for United Heritage common stock. United Heritage common stock trades from time to time in privately negotiated transactions between interested buyers and sellers. Management of United Heritage may not be aware of all transactions that occur. The following table sets forth the high and low trading prices for United Heritage common stock for the periods indicated of which management of United Heritage is aware.

	Price Range of Common Stock				Dividends Declared
	High		Low
2005
First Quarter	—	(1)	—	(1)	—
Second Quarter	$10.00	(2)	$10.00	(2)	—
Third Quarter	15.00		15.00		—
Fourth Quarter	—	(1)	—	(1)	—
2006
First Quarter	$16.00		$14.00		—
Second Quarter	—	(1)	—	(1)	—
Third Quarter	—	(1)	—	(1)	—
Fourth Quarter	$20.00		$16.50		—
2007
First Quarter (through January 18, 2007)	—	(1)	—	(1)	—

(1)	There were no trades of United Heritage common stock reported during the relevant quarter.

(2)	This trade was not an arms-length transaction.

Given the limited trading activity of United Heritage common stock, the prices reflected in the table above may not be indicative of the actual value of United Heritage common stock, which value may be more or less than that indicated. The most recent transaction reported to management of United Heritage involving shares of United Heritage common stock occurring prior to the public announcement of the merger took place on November 9, 2006, at a price per share of $20.00. On December 29, 2006, there were approximately 892 holders of record of United Heritage common stock.

The timing and amount of future dividends, if any, paid by Marshall & Ilsley and United Heritage are subject to determination by the applicable board of directors in their discretion and will depend upon earnings, cash requirements and the financial condition of the respective companies and their subsidiaries, applicable government regulations and other factors deemed relevant by the applicable company’s board of directors. Various state and federal laws limit the ability of subsidiary banks to pay dividends to Marshall & Ilsley and United Heritage. The merger agreement prohibits the payment of cash dividends on United Heritage common stock. United Heritage has agreed not to declare or pay any dividends with respect to outstanding shares of its common stock. See “Terms of the Merger Agreement—Conduct of Business Pending the Merger” on page 43.

Comparison of Unaudited Per Share Data

The following table shows information about Marshall & Ilsley’s and United Heritage’s net income per share, cash dividends per share and book value per share and similar information after giving effect to the merger. This information is referred to below as “pro forma” information. In presenting the pro forma information, Marshall & Ilsley and United Heritage assumed that they had been merged as of the beginning of the earliest period presented. The pro forma information gives effect to the merger under the purchase method of accounting in accordance with currently existing accounting principles generally accepted in the United States.

Marshall & Ilsley assumed that the per share consideration would be equal to 0.8740 of a Marshall & Ilsley share to calculate the pro forma shares outstanding used in computing the pro forma combined and equivalent pro forma combined per share data.

Marshall & Ilsley expects that it will incur merger and integration charges as a result of combining our companies. The pro forma information is helpful in illustrating the financial characteristics of the combined company under one set of assumptions. However, it does not reflect these merger and integration costs and, accordingly, does not attempt to predict or suggest future results. Also, it does not necessarily reflect what the historical results of the combined company would have been had the companies been combined for the periods presented.

You should read the information in the following table together with the historical financial information that Marshall & Ilsley and United Heritage have included in their prior filings with the United States Securities and Exchange Commission. This material has been incorporated into this document by reference to those filings. See “Where You Can Find More Information” beginning on page 75.

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
Marshall & Ilsley Common Stock
Earnings per basic common share
Historical	$2.44	$3.06
Pro forma combined(1)	2.42	3.02
Earnings per diluted common share
Historical	$2.38	$2.99
Pro forma combined(1)	2.36	2.95
Dividends per basic common share
Historical	$0.78	$0.93
Pro forma combined(2)	0.78	0.93
Book value per basic common share
Historical	$23.51	$20.27
Pro forma combined	24.00	20.75

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
United Heritage Common Stock
Earnings per basic common share
Historical	$1.16	$0.74
Equivalent Pro forma combined(3)	2.12	2.64
Earnings per diluted common share
Historical	$1.13	$0.72
Equivalent Pro forma combined(3)	2.06	2.58
Dividends per basic common share
Historical	—	—
Equivalent Pro forma combined(3)	$0.68	$0.81
Book value per basic common share
Historical	$13.14	$11.86
Equivalent Pro forma combined(3)	20.98	18.14

(1)	The effect of estimated non-recurring merger and integration costs resulting from the merger has not been included in the pro forma amounts.

(2)	Pro forma dividends per share represent historical dividends paid by Marshall & Ilsley.

(3)	Represents Marshall & Ilsley’s pro forma results multiplied by the per share consideration of 0.8740.

Selected Historical Financial Data of Marshall & Ilsley

The table below presents selected Marshall & Ilsley historical financial data for the five years ended December 31, 2005, which are derived from its previously filed audited consolidated financial statements for those years, and historical financial data for the nine months ended September 30, 2006 and September 30, 2005, which are derived from its previously filed unaudited consolidated financial statements for those nine months.

You should read the following table together with the historical financial information that Marshall & Ilsley has presented in its prior SEC filings. Marshall & Ilsley has incorporated this material into this document by reference. See “Where You Can Find More Information” beginning on page 75.

	For the Nine Months Ended September 30,		For the Twelve Months Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands, except per share data)
Income Statement Data:
Interest and Fee Income	$2,336,754	$1,617,890	$2,246,631	$1,694,355	$1,562,148	$1,588,345	$1,724,467
Interest Expense	1,241,660	684,233	981,397	533,798	472,634	561,038	866,328

Net Interest Income	1,095,094	933,657	1,265,234	1,160,557	1,089,514	1,027,307	858,139
Provision for Loan and Lease Losses	32,298	31,800	44,795	37,963	62,993	74,416	54,115

Net Interest Income after Provision For Loan and Lease Losses	1,062,796	901,857	1,220,439	1,122,594	1,026,521	952,891	804,024
Other Income	1,432,964	1,266,921	1,716,259	1,417,930	1,183,573	1,061,679	985,890
Other Expense	1,596,007	1,373,394	1,879,044	1,628,684	1,485,587	1,331,206	1,314,786
Provision for Income Taxes	297,272	266,649	351,464	305,987	202,060	225,455	153,900
Cumulative Effect of Changes in Accounting Principle, Net of Income Taxes	—	—	—	—	—	—	(436)

Net Income	$602,481	$528,735	$706,190	$605,853	$522,447	$457,909	$320,792

Net Income Per Common Share:
Basic:
Income before Cumulative Effect of Changes in Accounting Principle	$2.44	$2.30	$3.06	$2.72	$2.31	$2.15	$1.52
Cumulative Effect of Changes in Accounting Principle, Net of Income Taxes	—	—	—	—	—	—	—

Net Income	$2.44	$2.30	$3.06	$2.72	$2.31	$2.15	$1.52

Diluted:
Income before Cumulative Effect of Changes in Accounting Principle	$2.38	$2.25	$2.99	$2.66	$2.28	$2.06	$1.47
Cumulative Effect of Changes in Accounting Principle, Net of Income Taxes	—	—	—	—	—	—	—

Net Income	$2.38	$2.25	$2.99	$2.66	$2.28	$2.06	$1.47

Average Balance Sheet Data:
Cash and Due from Banks	$1,016,658	$950,509	$966,078	$835,391	$752,215	$708,256	$651,367
Total Investment Securities	7,253,696	6,427,019	6,446,615	6,065,234	5,499,316	5,282,681	5,721,053
Net Loans and Leases	37,948,229	30,866,382	31,413,497	26,661,090	24,044,753	20,725,780	17,948,053
Total Assets	51,690,300	42,621,323	43,283,541	37,162,594	33,268,021	29,202,650	26,370,309
Total Deposits	31,066,954	25,689,362	26,101,473	23,987,935	21,985,878	18,642,987	17,190,591
Long-term Borrowings	9,943,731	7,942,493	8,193,001	5,329,571	3,798,851	2,693,447	1,962,801
Shareholders’ Equity	5,449,658	4,250,203	4,357,314	3,564,243	3,291,827	2,806,655	2,459,297

Selected Historical Financial Data of United Heritage

The table below presents selected United Heritage historical financial data as of and for the five years ended December 31, 2005, which are derived from its audited consolidated financial statements for those years, and historical financial data as of and for the nine months ended September 30, 2006 and September 30, 2005, which are derived from its unaudited consolidated financial statements for those nine months.

You should read the following table together with the historical financial information that United Heritage has presented in its prior SEC filings. United Heritage has incorporated this material into this document by reference. See “Where You Can Find More Information” beginning on page 75.

	As of and for the Nine Months Ended September 30,		As of and for the Twelve Months Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands, except share and per share data)
Income Statement Data:
Interest income	$33,547	$19,871	$29,282	$16,655	$13,553	$5,762	$2,556
Interest expense	15,030	8,270	12,206	5,913	5,589	2,321	817
Net interest income before provisions for loan losses	18,517	11,601	17,076	10,742	7,964	3,441	1,739
Provision for loan losses	618	1,162	1,540	617	784	542	492
Net interest income after provision	17,899	10,439	15,536	10,125	7,180	2,899	1,247
Noninterest income	755	580	801	547	526	270	97
Noninterest expenses	9,749	8,004	11,073	7,346	6,257	3,301	2,407
Income (loss) before income taxes	8,905	3,015	5,264	3,326	1,449	(131)	(1,063)
Income tax (benefit)	3,177	1,135	1,929	1,285	568	2	(460)
Net income (loss)	5,728	1,880	3,335	2,041	881	(133)	(603)

Share and Per Share Data:
Basic earnings per share	1.16	.43	.74	.63	.28	(0.07)	(.30)
Diluted earnings per share	1.13	.42	.72	.61	.27	(0.07)	(.30)
Cash dividends declared	—	—	—	—	—	—	—
Book value at end of period	13.14	11.71	11.86	10.35	9.73	9.73	9.55
Common shares outstanding at end of period	4,941,269	4,871,908	4,871,908	3,263,406	3,256,888	2,000,000	2,000,000
Weighted average common shares outstanding (basic during period	4,918,374	4,391,209	4,512,372	3,258,687	3,170,513	2,000,000	2,000,000
Weighted average common shares outstanding (diluted) during period	5,069,610	4,474,197	4,626,297	3,359,724	3,231,971	2,000,000	2,000,000

Balance Sheet Data:
Total assets at end of period	$736,094	$632,891	$707,894	$406,467	$324,324	$138,645	$79,127
Cash and cash equivalents	109,586	122,908	147,723	85,971	60,629	24,565	14,388
Securities	198,354	166,858	185,169	68,640	56,386	29,302	23,712
Loan, net	410,257	329,752	360,425	241,214	198,480	80,162	38,830
Deposits	629,841	569,825	616,536	365,642	286,572	118,114	57,962
Borrowings	39,093	4,409	31,884	6,009	5,174	837	1,882
Stockholders’ equity	64,929	57,047	57,787	33,790	31,676	19,468	19,092
Total gross loans	415,458	333,954	365,636	244,650	201,354	81,206	39,366
Allowance for loan losses	5,201	4,202	4,580	3,077	2,526	1,014	492
Nonperforming loans	40	44	44	94	491	—	—
Allowance for loan losses as a percentage of period-end total gross loans	1.25%	1.26%	1.25%	1.26%	1.25%	1.25%	1.25%
Allowance for loan losses as a percentage of nonperforming gross loans	13,002.50%	9,550.0%	10,409.09%	3,273.40%	514.46%	N/A	N/A
Total nonperforming loans as a percentage of total loans	.01%	.01%	.01%	0.04%	0.24%	N/A	N/A
Total nonperforming loans as a percentage of total assets	NIL	NIL	NIL	0.02%	0.15%	N/A	N/A
Total nonperforming loans and real estate owned as a percentage of total loans	.01%	.01%	.01%	0.02%	0.15%	N/A	N/A

Illustrative Calculation of Per Share Consideration

Examples of the potential effects of fluctuations in the market price of Marshall & Ilsley common stock on the per share consideration are illustrated in the following table based upon a range of hypothetical market prices.

The market prices set forth in the table have been included for representative purposes only. The market price at the time of the exchange of your United Heritage shares for the per share consideration may be less than $38.00 or more than $54.00. We cannot assure you as to what the market price of the Marshall & Ilsley common stock to be issued in the merger will be at or following the time of the exchange. The table assumes that United Heritage will not have a right to terminate the merger agreement under the circumstances described above under the heading entitled “—Merger Consideration” and under the heading entitled “The Merger—Merger Consideration” on page 22.

Market Price of Marshall & Ilsley Common Stock ($)	Fraction of a Share of Marshall & Ilsley Common Stock	Total Value of Per Share Consideration ($)
54.00	0.8740	47.20
53.00	0.8740	46.32
52.00	0.8740	45.45
51.00	0.8740	44.57
50.00	0.8740	43.70
49.00	0.8740	42.83
48.00	0.8740	41.95
47.00	0.8740	41.08
46.05(1)	0.8740	40.25
45.00	0.8740	39.33
44.00	0.8740	38.46
43.00	0.8740	37.58
42.00	0.8740	36.71
41.00	0.8740	35.83
40.00	0.8740	34.96
39.00	0.8740	34.09
38.00	0.8740	33.21

(1)	Represents the closing price of Marshall & Ilsley common stock at the close of business on the last trading day before the merger was announced.

RISK FACTORS

In making your determination as to how to vote on the merger agreement and the merger, you should consider the following factors:

Risks Relating to the Merger

Because the market price of Marshall & Ilsley common stock may fluctuate, you cannot be sure of the value of the per share consideration that you will receive.

As a result of the merger, each share of United Heritage common stock will be converted into the right to receive 0.8740 of a share of Marshall & Ilsley common stock. The value of the per share consideration that you will receive will be based on the market price of Marshall & Ilsley common stock at the time of the exchange of your United Heritage shares for the per share consideration. This market price may vary from the price of Marshall & Ilsley common stock on the date the execution of the merger agreement was announced, on the date on which this document was mailed to United Heritage shareholders, and on the date of the special meeting of United Heritage shareholders. Accordingly, at the time of the United Heritage special meeting, you will not necessarily know or be able to calculate the value of the per share consideration you would receive upon completion of the merger. Please refer to the table on page 12 for examples of how fluctuations in the market price of Marshall & Ilsley common stock would affect the value of the per share consideration. Any number of factors could cause the market price of Marshall & Ilsley common stock to change, including changes in general market and economic conditions, changes in Marshall & Ilsley’s business, operations and prospects and changes in the regulatory environment. Many of these factors are beyond Marshall & Ilsley’s control.

Post-Merger Risks

The market price of the shares of Marshall & Ilsley common stock may be affected by factors different from those affecting the shares of United Heritage common stock.

Upon completion of the merger, holders of the United Heritage common stock will become holders of Marshall & Ilsley common stock. Some of Marshall & Ilsley’s current businesses and markets differ from those of United Heritage and, accordingly, the results of operations of Marshall & Ilsley after the merger may be affected by factors different from those currently affecting the results of operations of United Heritage. For a discussion of the businesses of Marshall & Ilsley and United Heritage and of certain factors to consider in connection with those businesses, see “Marshall & Ilsley Corporation—Description of Business,” “United Heritage Bankshares of Florida, Inc.—Description of Business” and the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” beginning on page 75.

Marshall & Ilsley’s earnings are significantly affected by general business and economic conditions, including credit risk and interest rate risk.

Marshall & Ilsley’s business and earnings are sensitive to general business and economic conditions in the United States and, in particular, the states where it has significant operations, including Wisconsin, Arizona, Minnesota, Missouri, Oklahoma, Kansas, Nevada and Florida. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, the strength of the U.S. and local economies and consumer spending, borrowing and saving habits. For example, an economic downturn, increase in unemployment or higher interest rates could decrease the demand for loans and other products and services and/or result in a deterioration in credit quality and/or loan performance and collectability. Non-payment of loans, if it occurs, could have an adverse effect on Marshall & Ilsley’s financial condition and results of operations. Higher interest rates also could increase Marshall & Ilsley’s cost to borrow funds and increase the rate Marshall & Ilsley pays on deposits. In addition, an overall economic slowdown could negatively impact the purchasing and decision-making activities of the financial institution customers of Metavante.

Terrorism, acts of war or international conflicts could negatively affect Marshall & Ilsley’s business and financial condition.

Acts or threats of war or terrorism, international conflicts, including ongoing military operations in Iraq and Afghanistan, and the actions taken by the U.S. and other governments in response to such events could negatively impact general business and economic conditions in the U.S. If terrorist activity, acts of war or other international hostilities cause an overall economic decline, Marshall & Ilsley’s financial condition and operating results could be materially adversely affected. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security and other actual or potential conflicts or acts of war, including conflict in the Middle East, have created many economic and political uncertainties that could seriously harm Marshall & Ilsley’s business and results of operations in ways that cannot presently be predicted.

Marshall & Ilsley’s earnings also are significantly affected by the fiscal and monetary policies of the federal government and its agencies.

The policies of the Federal Reserve Board impact Marshall & Ilsley significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments Marshall & Ilsley holds. Those policies determine to a significant extent Marshall & Ilsley’s cost of funds for lending and investing. Changes in those policies are beyond Marshall & Ilsley’s control and are difficult to predict. Federal Reserve Board policies can affect Marshall & Ilsley’s borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower’s products and services. This could adversely affect the borrower’s earnings and ability to repay its loan, which could materially adversely affect Marshall & Ilsley.

The banking and financial services industry is highly competitive.

Marshall & Ilsley operates in a highly competitive environment for the products and services it offers and in the markets it serves. The competition among financial services providers to attract and retain customers is intense. Customer loyalty can be easily influenced by a competitor’s new products, especially offerings that provide cost savings to the customer. Some of Marshall & Ilsley’s competitors may be better able to provide a wider range of products and services over a greater geographic area.

Marshall & Ilsley believes the banking and financial services industry will become even more competitive as a result of legislative, regulatory and technological changes and the continued consolidation of the industry. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic funds transfer and automatic payment systems. Also, investment banks and insurance companies are competing in more banking businesses such as syndicated lending and consumer banking. Many of Marshall & Ilsley’s competitors are subject to fewer regulatory constraints and have lower cost structures. Marshall & Ilsley expects the consolidation of the banking and financial services industry to result in larger, better-capitalized companies offering a wide array of financial services and products.

Marshall & Ilsley is heavily regulated by federal and state agencies.

Marshall & Ilsley, its subsidiary banks and many of its non-bank subsidiaries, including Metavante, are heavily regulated at the federal and state levels. This regulation is designed primarily to protect consumers, depositors and the banking system as a whole, not shareholders. Congress and state legislatures and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Marshall & Ilsley in substantial and unpredictable ways including limiting the types of financial services and products Marshall & Ilsley may offer, increasing the ability of non-banks to offer competing financial services and products and/or increasing Marshall & Ilsley’s cost structures. Also, Marshall & Ilsley’s failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies and damage to its reputation.

Marshall & Ilsley is subject to examinations and challenges by tax authorities.

In the normal course of business, Marshall & Ilsley and its affiliates are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments Marshall & Ilsley has made and the businesses in which it has engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in Marshall & Ilsley’s favor, they could have an adverse effect on Marshall & Ilsley’s financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks at one or both ends of the transaction. For example, consumers can now pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.

Maintaining or increasing Marshall & Ilsley’s market share depends on market acceptance and regulatory approval of new products and services and other factors.

Marshall & Ilsley’s success depends, in part, on its ability to adapt its products and services to evolving industry standards and to control expenses. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce Marshall & Ilsley’s net interest margin and revenues from its fee-based products and services. In addition, Marshall & Ilsley’s success depends in part on its ability to generate significant levels of new business in its existing markets and in identifying and penetrating markets. Growth rates for card-based payment transactions and other product markets may not continue at recent levels. Further, the widespread adoption of new technologies, including Internet-based services, could require Marshall & Ilsley to make substantial expenditures to modify or adapt its existing products and services or render its existing products obsolete. Marshall & Ilsley may not successfully introduce new products and services, achieve market acceptance of its products and services, develop and maintain loyal customers and/or break into targeted markets.

Marshall & Ilsley relies on dividends from its subsidiaries for most of its revenue, and its banking subsidiaries hold a significant portion of their assets indirectly.

Marshall & Ilsley is a separate and distinct legal entity from its subsidiaries. Marshall & Ilsley receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on Marshall & Ilsley’s common stock and interest on Marshall & Ilsley’s debt. The payment of dividends by a subsidiary is subject to federal law restrictions as well as, in the case of any subsidiary, to the laws of the subsidiary’s state of incorporation. Also, a parent company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In addition, Marshall & Ilsley’s bank and savings association subsidiaries hold a significant portion of their mortgage loan and investment portfolios indirectly through their ownership interests in direct and indirect subsidiaries.

Marshall & Ilsley depends on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Marshall & Ilsley may rely on information provided to it by customers and counterparties, including financial statements and other financial information. Marshall & Ilsley may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, Marshall & Ilsley may assume that the customer’s audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Marshall & Ilsley may also rely on the audit report covering those financial statements. Marshall & Ilsley’s financial condition and results of operations could be negatively impacted to the extent Marshall & Ilsley relies on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

Marshall & Ilsley’s accounting policies and methods are the basis of how it reports its financial condition and results of operations, and they may require management to make estimates about matters that are inherently uncertain.

Marshall & Ilsley’s accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations. Marshall & Ilsley’s management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management’s judgment as to the most appropriate manner in which to record and report Marshall & Ilsley’s financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in Marshall & Ilsley’s reporting materially different amounts than would have been reported under a different alternative.

Marshall & Ilsley has identified four accounting policies as being “critical” to the presentation of its financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These critical accounting policies relate to: (1) the allowance for loan and lease losses; (2) capitalized software and conversion costs; (3) financial asset sales and securitizations; and (4) income taxes. Because of the inherent uncertainty of estimates about these matters, no assurance can be given that the application of alternative policies or methods might not result in Marshall & Ilsley reporting materially different amounts.

Marshall & Ilsley has an active acquisition program.

Marshall & Ilsley regularly explores opportunities to acquire banking institutions, financial technology providers and other financial services providers. Marshall & Ilsley cannot predict the number, size or timing of future acquisitions. Marshall & Ilsley typically does not publicly comment on a possible acquisition or business combination until it has signed a definitive agreement for the transaction. Once Marshall & Ilsley has signed a definitive agreement, transactions of this type are generally subject to regulatory approvals and other customary conditions. There can be no assurance Marshall & Ilsley will receive such regulatory approvals without unexpected delays or conditions or that such conditions will be timely met to Marshall & Ilsley’s satisfaction, or at all.

Difficulty in integrating an acquired company or business may cause Marshall & Ilsley not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Specifically, the integration process could result in higher than expected deposit attrition (run-off), loss of customers and key employees, the disruption of Marshall & Ilsley’s business or the business of the acquired company, or otherwise adversely affect Marshall & Ilsley’s ability to maintain existing relationships with clients, employees and suppliers or to enter into new business relationships. Marshall & Ilsley may not be able to successfully leverage the combined product offerings to the combined customer base. These factors could contribute to Marshall & Ilsley not achieving the anticipated benefits of the acquisition within the desired time frames, if at all.

Future acquisitions could require Marshall & Ilsley to issue stock, to use substantial cash or liquid assets or to incur debt. In such cases, the value of Marshall & Ilsley’s stock could be diluted and Marshall & Ilsley could become more susceptible to economic downturns and competitive pressures.

Marshall & Ilsley is dependent on senior management.

Marshall & Ilsley’s continued success depends to a significant extent upon the continued services of its senior management. The loss of services of any of Marshall & Ilsley’s senior executive officers could cause its business to suffer. In addition, Marshall & Ilsley’s success depends in part upon senior management’s ability to implement its business strategy.

Marshall & Ilsley’s stock price can be volatile.

Marshall & Ilsley’s stock price can fluctuate widely in response to a variety of factors including:

•	actual or anticipated variations in Marshall & Ilsley’s quarterly results;

•	new technology or services by Marshall & Ilsley’s competitors;

•	unanticipated losses or gains due to unexpected events, including losses or gains on securities held for investment purposes;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Marshall & Ilsley or its competitors;

•	changes in accounting policies or practices;

•	failure to integrate Marshall & Ilsley’s acquisitions or realize anticipated benefits from its acquisitions; or

•	changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions, such as economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, also could cause its stock price to decrease regardless of its operating results.

Marshall & Ilsley may be a defendant in a variety of litigation and other actions, which may have a material adverse effect on its business, operating results and financial condition.

Marshall & Ilsley and its subsidiaries may be involved from time to time in a variety of litigation arising out of its business. Marshall & Ilsley’s insurance may not cover all claims that may be asserted against it, and any claims asserted against Marshall & Ilsley, regardless of merit or eventual outcome, may harm its reputation. Should the ultimate judgments or settlements in any litigation exceed Marshall & Ilsley’s insurance coverage, they could have a material adverse effect on its business, operating results and financial condition. In addition, Marshall & Ilsley may not be able to obtain appropriate types or levels of insurance in the future, nor may Marshall & Ilsley be able to obtain adequate replacement policies with acceptable terms, if at all.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of Marshall & Ilsley’s computer systems or otherwise, could severely harm its business.

As part of Marshall & Ilsley’s financial and data processing products and services, it collects, processes and retains sensitive and confidential client and customer information on behalf of itself and other third parties, such as Metavante’s customers. Despite the security measures Marshall & Ilsley has in place, its facilities and systems, and those of its third party service providers may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by Marshall & Ilsley or by its vendors, could severely damage its reputation, expose it to the risks of litigation and liability, disrupt its operations and harm its business.

Metavante relies on the continued functioning of its data centers and the integrity of the data it processes.

Metavante’s data centers are an integral part of its business. Damage to Metavante’s data centers due to acts of terrorism, fire, power loss, telecommunications failure and other disasters could have a material adverse effect on Metavante’s business, operating results and financial condition. In addition, because Metavante relies on the integrity of the data it processes, if this data is incorrect or somehow tainted, client relations and confidence in Metavante’s services could be impaired, which would harm Metavante’s business.

Network operational difficulties or security problems could damage Metavante’s reputation and business.

Metavante depends on the reliable operation of network connections from its clients and its clients’ end users to its systems. Any operational problems or outages in these systems would cause Metavante to be unable to process transactions for its clients and its clients’ end users, resulting in decreased revenues. In addition, any system delays, failures or loss of data, whatever the cause, could reduce client satisfaction with Metavante’s products and services and harm Metavante’s financial results.

Metavante also depends on the security of its systems. Metavante’s networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Metavante transmits confidential financial information in providing its services. In addition, under agreements with certain customers, Metavante will be financially liable if consumer data is compromised while in Metavante’s possession, regardless of the safeguards Metavante may have instituted. A material security problem affecting Metavante could damage its reputation, deter financial services providers from purchasing its products, deter their customers from using its products or result in liability to Metavante. Any material security problem affecting Metavante’s competitors could affect the marketplace’s perception of Internet banking and electronic commerce service in general and have the same effects.

Lack of system integrity or credit quality related to Metavante funds settlement could result in a financial loss.

Metavante settles funds on behalf of financial institutions, other businesses and consumers and receives funds from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by Metavante include debit card, credit card and electronic bill payment transactions, supporting consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties and the facilitation of the payment. If the continuity of operations or integrity of processing were compromised this could result in a financial loss to Metavante due to a failure in payment facilitation. In addition, Metavante may issue credit to consumers, financial institutions or other businesses as part of the funds settlement. A default on this credit by a counterparty could result in a financial loss to Metavante.

Metavante may not be able to protect its intellectual property, and Metavante may be subject to infringement claims.

Metavante relies on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect its proprietary technology. Despite Metavante’s efforts to protect its intellectual property, third parties may infringe or misappropriate Metavante’s intellectual property or may develop software or technology competitive to Metavante’s. Metavante’s competitors may independently develop similar technology, duplicate its products or services or design around Metavante’s intellectual property rights. Metavante may have to litigate to enforce and protect its intellectual property rights, trade secrets and know-how or to determine their scope, validity or enforceability, which is expensive and could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm Metavante’s business and ability to compete.

Metavante also may be subject to costly litigation in the event its products or technology infringe upon another party’s proprietary rights. Third parties may have, or may eventually be issued, patents that would be infringed by Metavante’s products or technology. Any of these third parties could make a claim of infringement against Metavante with respect to its products or technology. Metavante may also be subject to claims by third parties for breach of copyright, trademark or license usage rights. Any such claims and any resulting litigation could subject Metavante to significant liability for damages. An adverse determination in any litigation of this type could require Metavante to design around a third party’s patent or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of the time and attention of Metavante’s management and employees. Any claims from third parties may also result in limitations on Metavante’s ability to use the intellectual property subject to these claims.

Metavante’s business could suffer if it fails to attract and retain key technical people.

Metavante’s success depends in large part upon Metavante’s ability to attract and retain highly skilled technical, management and sales and marketing personnel. Because the development of Metavante’s products and services requires knowledge of computer hardware, operating system software, system management software and application software, key technical personnel must be proficient in a number of disciplines. Competition for the best people, in particular individuals with technology experience, is intense. Metavante may not be able to hire key people or pay them enough to keep them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document, including information incorporated by reference into this document, contains or may contain forward-looking statements about Marshall & Ilsley, United Heritage and the combined company which are within the meaning of the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of Marshall & Ilsley, United Heritage and the combined company, including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risks discussed above. Further information on other factors which could affect the financial results of Marshall & Ilsley after the merger are included in the SEC filings incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 75.

SPECIAL MEETING OF UNITED HERITAGE SHAREHOLDERS

This document and the accompanying proxy card are being furnished to you in connection with the solicitation by the board of directors of United Heritage of proxies to be used at the United Heritage special meeting of shareholders to be held at the main office of United Heritage, 640 E SR 434, Longwood, Florida 32750, on February 22, 2007 at 8:00 a.m., local time, and at any adjournments thereof. This document, the notice of United Heritage’s special meeting and proxy card are first being sent to you on or about January 22, 2007.

Purpose of the Meeting

The meeting is being held so that United Heritage shareholders may consider and vote upon a proposal to approve and adopt the agreement and plan of merger with Marshall & Ilsley, including the plan of merger constituting a part thereof, and the merger of United Heritage with and into Marshall & Ilsley contemplated by that agreement, and to transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting. Approval of the proposal will constitute approval of the merger agreement and the merger. A copy of the agreement and plan of merger is contained in Appendix A and a copy of the plan of merger is contained in Appendix B. When we use the term merger agreement in this document, we are referring, collectively, to the agreement and plan of merger and the plan of merger.

Record Date

Only holders of record of United Heritage shares at the close of business on December 29, 2006 are entitled to receive notice of and to vote at the United Heritage special meeting or any adjournments or postponements of the meeting. At the close of business on December 29, 2006, there were 5,033,741 shares of United Heritage common stock outstanding held by approximately 892 record holders.

Required Vote

The affirmative vote of the holders of a majority of shares of United Heritage common stock entitled to vote is required to approve the merger agreement and the merger. For each share of United Heritage common stock you held on the record date, you are entitled to one vote on each proposal to be presented to shareholders at the meeting. Abstentions, failures to vote and broker non-votes will have the effect of a vote against approval and adoption of the merger agreement and the merger.

United Heritage’s board of directors believes that the merger agreement and the transactions contemplated thereby, including the merger, are advisable to, fair to and in the best interests of United Heritage and its shareholders and has unanimously approved the merger agreement and the merger. United Heritage’s board unanimously recommends that United Heritage shareholders vote “FOR” adoption and approval of the merger agreement and the merger.

Proxies

The persons named on the enclosed proxy card will vote all shares of United Heritage common stock represented by properly executed proxies that have not been revoked. If no instructions are indicated, the persons named will vote the shares “FOR” approval and adoption of the merger agreement and the merger. Proxies marked “ABSTAIN” will have the effect of a vote “AGAINST” approval and adoption of the merger agreement and the merger.

If your shares are held in an account at a brokerage firm or bank, you must instruct it on how to vote your shares. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank.

Because approval and adoption of the merger and the merger agreement requires the affirmative vote of a majority of all votes entitled to be cast, abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval and adoption of the merger agreement and the merger.

United Heritage does not know of any matter not described in the notice of meeting that is expected to come before the meeting. If, however, any other matters are properly presented for action at the meeting, the persons named as proxies will vote the proxies in their discretion, unless authority is withheld.

A shareholder may revoke a proxy at any time prior to its exercise by filing written notice with an officer of United Heritage, by signing and filing with an officer of United Heritage a later dated proxy or by voting in person at the special meeting.

Do NOT send in your United Heritage stock certificates with your proxy card. As soon as practicable, but not more than five business days after completion of the merger, the exchange agent will mail to you transmittal forms with instructions for exchanging your United Heritage stock certificates for the merger consideration.

Solicitation of Proxies

United Heritage will pay all the costs of soliciting proxies, except that Marshall & Ilsley will share equally in the expense of printing and filing this document and all SEC, NYSE and other regulatory filing fees in connection with this proxy statement/prospectus. United Heritage will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses, if any, incurred by them in sending proxy materials to the beneficial owners of United Heritage common stock. In addition to solicitations by mail, directors, officers and employees of United Heritage may solicit proxies personally or by telephone without additional compensation.

THE MERGER

Structure of the Merger

Pursuant to the terms of the merger agreement, United Heritage will merge with and into Marshall & Ilsley. The separate legal existence of United Heritage will cease at the effective time of the merger and Marshall & Ilsley will continue to exist as the surviving corporation. Marshall & Ilsley will exchange shares of its common stock for shares of United Heritage common stock. United Heritage shareholders who do not exercise their dissenters’ rights under Florida law in accordance with the procedures described below under the heading entitled “—Dissenters’ Rights” and in Appendix D will become Marshall & Ilsley shareholders, with their rights governed by Wisconsin law and Marshall & Ilsley’s restated articles of incorporation and by-laws.

Background of the Merger

The board of directors and management of United Heritage have periodically explored and discussed strategic options potentially available to United Heritage in light of the increasing competition and continuing consolidation in the banking and financial services industry in Florida. These strategic discussions have included the possibility of business combinations involving United Heritage and other financial institutions.

In November 2005, United Heritage requested that Keefe, Bruyette & Woods, Inc. (“KBW”) make a presentation to the board of directors on various strategic alternatives available to United Heritage. In its presentation on November 17, 2005, KBW conducted a discussion of the market environment and a financial overview of United Heritage, which included comparisons and analyses aimed at assisting the United Heritage board of directors in determining the most viable option for United Heritage, including various alternatives to maximize shareholder value. Following review and discussion of the information made available by KBW on November 17, the United Heritage board of directors retained KBW to identify potential strategic partners on November 22, 2005.

With input from United Heritage, KBW identified potential partners (including Marshall & Ilsley) to contact. These parties were contacted beginning in the second quarter of 2006. Two parties (including Marshall & Ilsley) expressed near term interest in meeting with management. Mark Furlong, President of Marshall & Ilsley met with United Heritage President and Chief Executive Officer Dave Powers in Orlando on August 1, 2006. Both interested parties executed confidentiality agreements and received an information packet containing certain public and non-public information about United Heritage. Both parties submitted indications of interest to acquire United Heritage the week of October 16, 2006.

On October 26, 2006, KBW met with the board of directors of United Heritage and provided an overview of the indication of interest from Marshall & Ilsley, dated October 20, 2006. The overview analyzed the interest in various ways including pricing, past financial performance and non-financial issues such as structure, employee issues and management. After reviewing the presentation from KBW, the board of directors directed KBW to work with Marshall & Ilsley to improve its proposal. After discussions with KBW, Marshall & Ilsley agreed to increase the consideration provided for in its proposal and the United Heritage board of directors decided to continue discussions with Marshall & Ilsley regarding a possible transaction.

On November 16, 2006 and November 17, 2006, Marshall & Ilsley conducted due diligence on United Heritage and, on November 30, 2006, KBW conducted due diligence on Marshall & Ilsley.

Between November 10, 2006 and December 1, 2006, United Heritage and its counsel and Marshall & Ilsley and its counsel, negotiated the terms of a definitive merger agreement and a shareholder voting agreement to be signed by the directors and executive officers of United Heritage.

On December 1, 2006, the United Heritage board of directors met to review and consider the merger agreement and the transactions and agreements contemplated by it. At the meeting, counsel for United Heritage reviewed for the United Heritage directors their fiduciary duties to shareholders of United Heritage. Counsel also reviewed for the United Heritage board the terms and conditions of the merger agreement, the merger, and the various agreements to be signed in connection with the merger agreement. As a part of the meeting, KBW delivered to the board its opinion that as of that date, and based upon and subject to the considerations described in its opinion, and other matters as KBW considered relevant, the per share consideration to be received by United Heritage shareholders in the merger was fair to the holders of United Heritage common stock from a financial point of view. The United Heritage board of directors then unanimously determined that the merger agreement and the transactions contemplated under the merger agreement, including the merger, were advisable to, fair to and in the best interests of United Heritage and its shareholders, to submit the merger agreement for approval and adoption by the shareholders of United Heritage and to declare the advisability of the merger agreement and to recommend that the shareholders of United Heritage adopt and approve the merger agreement and the transactions contemplated by the merger agreement, including the merger and direct that the merger agreement and the merger be submitted to the shareholders of United Heritage at the special meeting. United Heritage and Marshall & Ilsley signed the merger agreement after the markets closed on December 1, 2006.

A joint press release announcing the signing of the merger agreement was issued by Marshall & Ilsley and United Heritage on December 4, 2006, which was the first business day following the December 1, 2006 signing of the merger agreement.

Merger Consideration

If the merger is completed, each share of United Heritage common stock that you own as of the effective time of the merger will be converted into the right to receive 0.8740 of a share of Marshall & Ilsley common stock. We refer to this fractional share of Marshall & Ilsley common stock as the per share consideration.

The dollar value of the per share consideration will depend on the market value of the Marshall & Ilsley common stock at the time of the exchange of United Heritage shares for the per share consideration.

Based on the $48.11 closing price of Marshall & Ilsley common stock on December 29, 2006, assuming that was the date of the exchange, the total dollar value of the per share consideration would have been $42.05.

United Heritage may terminate the merger agreement if, on the day immediately preceding the anticipated effective time of the merger, the volume weighted average price of Marshall & Ilsley common stock determined during the period of ten consecutive trading days in which such shares are traded on the NYSE ending at the end of the third trading day immediately preceding the effective time of the merger, which we refer to as the Final VWAP, declines to less than $39.1425 and that decline is greater than 15 percentage points lower than the change in the average price of the group of companies in the banking industry specified in the merger agreement. However, United Heritage may not terminate the merger agreement if Marshall & Ilsley chooses to increase the per share consideration (that is, the fraction of a share of Marshall & Ilsley common stock issued for each share of United Heritage common stock) to an amount equal to the quotient obtained by dividing $39.14 by the Final VWAP. We refer to this amount as the adjusted per share consideration.

Each share of Marshall & Ilsley common stock issued and outstanding prior to the merger will remain issued and outstanding and will not be converted or exchanged in the merger.

The value of the aggregate consideration to be issued to United Heritage shareholders will be an amount equal to the value of the per share consideration multiplied by the number of issued and outstanding shares of United Heritage common stock, other than treasury shares, shares owned by Marshall & Ilsley and its subsidiaries and shares held by United Heritage shareholders who have validly exercised dissenters’ rights. Based on the closing price of $48.11 as of December 29, 2006, the value of the aggregate consideration to be paid and issued in the merger was approximately $211,659,446.29. Based on 5,033,741 shares of United Heritage common stock outstanding on December 29, 2006, Marshall & Ilsley will issue approximately 4,399,490 shares of its common stock to United Heritage shareholders.

No Fractional Shares

Only whole shares of Marshall & Ilsley common stock will be issued in connection with the merger. In lieu of fractional shares, each holder of United Heritage common stock otherwise entitled to a fractional share of Marshall & Ilsley common stock (after taking into account all shares of United Heritage common stock delivered by such holder) will be paid, without interest, an amount of cash equal to the amount of this fraction multiplied by the closing market value. The closing market value means the closing price per share of Marshall & Ilsley common stock on the NYSE on the trading day immediately preceding the effective time of the merger. No shareholder will be entitled to interest, dividends, voting rights or other rights with respect to any fractional share.

Effective Time of the Merger

Unless United Heritage and Marshall & Ilsley agree otherwise, the effective time of the merger will be as promptly as practicable after the closing upon filing of articles of merger and any other required documents with the Secretary of State of the State of Florida and the Department of Financial Institutions of the State of Wisconsin, unless a later date is specified in such articles of merger, in which case such later date will be the effective time of the merger. Closing will be held at a time and date mutually agreed by Marshall & Ilsley and United Heritage or on five business days’ notice after receipt of all necessary government approvals or approval of the merger agreement by United Heritage’s shareholders, whichever is later or, at the election of Marshall & Ilsley, on the last business day of the month. United Heritage and Marshall & Ilsley each will have the right, but not the obligation, to terminate the merger agreement if the effective time of the merger does not occur on or before July 31, 2007 (or September 30, 2007 if the reason the merger is not completed by such date is due to the failure to obtain the required regulatory approvals or the required waiting periods have not yet expired or been terminated), unless the failure of the merger to occur by such date is due to the failure of the party seeking such termination to comply with its obligations under the merger agreement.

Exchange of Certificates

Marshall & Ilsley will deposit, or cause to be deposited, on or within five business days after the closing date, with the exchange agent, Continental Stock Transfer & Trust Company, certificates representing the shares of Marshall & Ilsley common stock to be issued pursuant to the merger in exchange for outstanding shares of United Heritage common stock. Continental Stock Transfer & Trust Company will act as the exchange agent for the benefit of the holders of certificates of United Heritage common stock.

After the effective time of the merger, you will cease to have any rights as a holder of United Heritage common stock, and your sole right will be your right to receive the per share consideration, including cash in lieu of fractional shares, if any, into which your shares of United Heritage common stock will have been converted by virtue of the merger, or to exercise your dissenters’ rights if you have not withdrawn or lost such rights.

As soon as practicable after the effective time of the merger, but in no event more than five business days thereafter, the exchange agent will send to you a letter of transmittal and instructions for use in submitting to the exchange agent certificates formerly representing shares of your United Heritage common stock to be exchanged for certificates representing the per share consideration. You will also receive instructions for handling share certificates that have been lost, stolen or destroyed. You will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Marshall & Ilsley common stock following the effective time of the merger until you have surrendered and exchanged your United Heritage common stock certificates, or, in the case of lost, stolen or destroyed share certificates, such documentation as is reasonably required by Marshall & Ilsley. Any dividends with a record date after the effective time of the merger payable on Marshall & Ilsley common stock after the effective time of the merger will be paid to the exchange agent and, upon receipt of the United Heritage common stock certificates or, in the case of lost, stolen or destroyed share certificates, such documentation as is required by Marshall & Ilsley, subject to any applicable abandoned property, escheat or similar laws, the exchange agent will forward to you the following as applicable:

•	certificates representing your shares of Marshall & Ilsley common stock which you are entitled to receive in exchange for your shares of United Heritage common stock;

•	dividends declared on your shares of Marshall & Ilsley common stock with a record date after the effective time of the merger, without interest; and

•	cash for any fractional share, without interest.

Please DO NOT return your United Heritage stock certificates with the enclosed proxy card. You should not submit your United Heritage stock certificates until you have received written instructions from the exchange agent to do so.

At the effective time of the merger, the stock transfer books of United Heritage will be closed and no transfer of United Heritage common stock will thereafter be made on United Heritage’s stock transfer books. If a certificate formerly representing United Heritage common stock is presented to United Heritage or Marshall & Ilsley, it will be forwarded to the exchange agent for cancellation and exchange for the merger consideration.

Conversion of United Heritage Stock Options

Each option to acquire United Heritage common stock outstanding and unexercised immediately prior to the effective time of the merger will be converted into an option to purchase Marshall & Ilsley common stock, with the following adjustments:

•	the number of shares of Marshall & Ilsley common stock subject to the adjusted option will equal the number of shares of United Heritage common stock subject to the original option, multiplied by (i) 0.8740 or (ii) the quotient obtained by dividing $39.14 by the Final VWAP in the event Marshall & Ilsley chooses to issue additional stock consideration; and

•	the exercise price per share of Marshall & Ilsley common stock subject to the adjusted option will equal the exercise price for the share of United Heritage common stock subject to the original option divided by (i) 0.8740 or (ii) the quotient obtained by dividing $39.14 by the Final VWAP in the event Marshall & Ilsley chooses to issue additional stock consideration.

Each option will fully vest at the effective time of the merger as described under the heading “Interests of Certain Persons—Vesting of Stock Options.” The duration and other terms of each adjusted option will be the same as the original option, subject to Marshall & Ilsley’s right to make changes to the exercise price and number of Marshall & Ilsley’s shares subject to such option to the minimum extent necessary to avoid an option holder being penalized under Section 409A of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and related guidance.

Interests of Certain Persons

Some of the directors and officers of United Heritage have interests in the merger in addition to the interests they may have as shareholders generally. These interests are as follows:

•	Marshall & Ilsley has agreed that for a period after the effective time of the merger, it will succeed to United Heritage’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of United Heritage and the United Heritage subsidiaries as provided in United Heritage’s articles of incorporation and by-laws.

•	Certain of the directors, officers and employees of United Heritage hold stock options which entitle them to purchase, in the aggregate, up to 640,303 shares of United Heritage’s common stock. Any outstanding options which are not vested will become fully vested upon the closing of the merger. Under the terms of the merger agreement, the outstanding options will be assumed by Marshall & Ilsley and converted into options to acquire shares of Marshall & Ilsley’s common stock on the same basis as all other outstanding United Heritage stock options.

•	Mr. Powers and Ms. Tyler currently have change in control agreements with United Heritage that provide for them to receive upon the closing of the Merger approximately $1,756,425 (which includes approximately $736,325 for reimbursement for excise taxes payable in connection with the change in control) and $310,449 (which includes approximately $168,383 for reimbursement for excise taxes payable in connection with the change in control), respectively.

•	Additionally, Mr. Powers and Ms. Tyler each have salary continuation agreements pursuant to which they are eligible for supplemental retirement benefits. These benefits become fully vested as a result of the merger, and the obligation to pay such benefits will be assumed by Marshall & Ilsley.

•	The directors, executive officers, and certain officers of United Heritage and United Heritage Bank have each entered into non-compete, and customer and employee non-solicitation agreements which will become effective as of, and have a term of two years following, the closing of the Merger.

•	As part of the consideration for entering into their non-compete, and customer and employee non-solicitation agreements referred to in the previous bullet point, Mr. Powers and Ms. Tyler, along with certain other officers of United Heritage Bank, will each receive an amount equal to their respective salary and target cash incentive that would have been payable during the remaining term of such agreement in the event of their involuntary termination.

•

Each of the directors and executive officers of United Heritage have entered into the shareholder voting agreement described above, whereby they have agreed to vote all of their United Heritage shares in favor of the merger agreement, the merger and all other matters required for consummation of the merger, with limited exceptions.

In the normal course of business, United Heritage Bank makes loans to its directors and executive officers, including loans to certain related persons and entities. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and, in the opinion of management of United Heritage, do not involve more than the normal risk of collectability. As of September 30, 2006, the amount of these loans (including amounts available under lines of credit) by United Heritage Bank to its directors and executive officers was 6% of United Heritage Bank’s net loans.

The board of directors of United Heritage was aware of these interests and took them into account in approving the merger agreement and the transactions contemplated thereby, including the merger.

Reasons for the Merger and United Heritage Board Recommendation

The United Heritage board of directors, with the assistance of its financial advisor, evaluated the financial, market and other considerations bearing on the decision to recommend the merger agreement and the transactions contemplated thereby, including the merger. The terms of the merger agreement, including the exchange ratio, are a result of arm’s-length negotiations between the representatives of United Heritage and Marshall & Ilsley. In reaching its conclusion that the transaction is in the best interests of United Heritage and its shareholders, the United Heritage board of directors carefully considered the following material factors:

•	the financial terms of the merger, including, among other things, the opinion of Keefe, Bruyette & Woods, Inc. as to the fairness of the per share consideration to be received by United Heritage shareholders in the merger, from a financial point of view;

•	the interests of shareholders in obtaining greater liquidity for their investment, and the fact that Marshall & Ilsley is traded on the New York Stock Exchange;

•	that the merger qualifies as a tax-free reorganization for United Heritage shareholders except to the extent of any cash received by United Heritage shareholders, which will enable United Heritage shareholders to exercise control over their own tax and financial planning;

•	a comparison of the prospects of United Heritage as an independent entity and as a component of Marshall & Ilsley after the merger, including the prospects of an independent United Heritage to achieve growth in investment value equal to or in excess of that which Marshall & Ilsley may achieve;

•	certain financial and other information concerning Marshall & Ilsley, including, among other things, information with respect to the business, operations, condition and prospects of Marshall & Ilsley, as well as the market performance of its common stock, and its dividend payment history;

•	a comparison of the terms of the proposed merger with comparable transactions;

•	that the merger affords an opportunity to minimize the potential displacement of United Heritage employees due to the lack of overlap in the banking offices of United Heritage and Marshall & Ilsley; and

•	the likelihood of the merger being approved by the appropriate regulatory authorities without undue conditions or delay and in accordance with the terms initially proposed by Marshall & Ilsley.

The United Heritage board of directors believes that by becoming part of a larger organization with greater resources, United Heritage will be able to expand more rapidly, serve its customers and communities better and provide a broader array of services that will be competitive in the Central Florida area.

While each member of the United Heritage board of directors individually considered the foregoing and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The United Heritage board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of United Heritage’s shareholders.

United Heritage’s board unanimously recommends that United Heritage shareholders vote “FOR” the merger agreement.

Marshall & Ilsley’s Reasons for the Merger

In reaching its decision to approve the merger agreement, the board of directors of Marshall & Ilsley considered a variety of factors, including the following:

•	The merger will allow Marshall & Ilsley to increase its market share in the demographically attractive Florida market;

•	Marshall & Ilsley’s belief that the merger will provide an opportunity for Marshall & Ilsley to improve United Heritage’s operating performance and funding mix, and to expand United Heritage’s product offering;

•	Marshall & Ilsley’s familiarity with and review of United Heritage’s business, operations, management, markets, competitors, financial condition, earnings and prospects;

•	United Heritage’s financial strength, stable credit quality and concentration in an attractive metropolitan area;

•	Marshall & Ilsley’s belief that after the merger the combined company will be able to continue to generate high revenue growth rates;

•	The merger will allow Marshall & Ilsley to continue its strategy of geographically diversifying its revenues and earnings; and

•	The merger is intended to qualify as a transaction of a type that is tax-free for federal income tax purposes to Marshall & Ilsley.

The foregoing discussion of the information and factors considered by Marshall & Ilsley is not intended to be exhaustive. In reaching its determination to enter into the merger agreement, Marshall & Ilsley did not assign any relative or specific weights to the foregoing factors.

Fairness Opinion of United Heritage’s Financial Advisor

United Heritage engaged KBW to act as its exclusive financial advisor in connection with the merger. KBW agreed to assist United Heritage in analyzing and effecting a transaction with Marshall & Ilsley. United Heritage selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with United Heritage and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On December 1, 2006, United Heritage’s board held a meeting to evaluate the proposed merger with Marshall & Ilsley. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion that, as of that date, the per share consideration in the merger was fair to the shareholders of United Heritage from a financial point of view.

The full text of KBW’s written opinion is attached as Appendix C to this document and is incorporated herein by reference. United Heritage’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion is directed to the board of directors and addresses only the fairness, from a financial point of view, of the per share consideration to the United Heritage shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any United Heritage shareholder as to how the shareholder should vote at the United Heritage special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the merger agreement,

•	Annual Reports on Form 10-K for the three years ended December 31, 2005, 2004 and 2003 of United Heritage,

•	Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2005, 2004 and 2003 of Marshall & Ilsley,

•	certain interim reports to shareholders and Quarterly Reports on Forms 10-Q of United Heritage for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from United Heritage to its shareholders,

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Marshall & Ilsley for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from Marshall & Ilsley to its shareholders, and

•	other financial information concerning the businesses and operations of United Heritage and Marshall & Ilsley furnished to KBW by United Heritage and Marshall & Ilsley for purposes of KBW’s analysis;

•	held discussions with members of senior management of United Heritage and Marshall & Ilsley regarding

•	past and current business operations,

•	regulatory relationships,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for Marshall & Ilsley and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	reviewed the publicly reported financial condition and results of operations for United Heritage and compared them with those of certain companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger agreement with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of United Heritage as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Marshall & Ilsley and United Heritage are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Marshall & Ilsley or United Heritage, and KBW did not examine any books and records or review individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by United Heritage’s senior management. United Heritage does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. KBW’s opinion is not an expression of an opinion as to the prices at which shares of United Heritage common stock or shares of Marshall & Ilsley common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, United Heritage and Marshall & Ilsley. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the United Heritage Board in making its determination to approve the merger agreement and the transactions contemplated thereby, including the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the United Heritage Board or management of United Heritage with respect to the fairness of the merger consideration.

The following is a summary of the material analyses performed by KBW in connection with its December 1, 2006 opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the United Heritage Board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Transaction Summary.    KBW calculated the merger consideration to be paid as a multiple of United Heritage’s book value per share, tangible book value per share and latest twelve months’ earnings. KBW also calculated the merger consideration to be paid as a “Core Deposit Premium.” Core Deposit Premium equals the difference between the aggregate merger consideration and United Heritage’s tangible equity divided by core deposits. Additionally, KBW has adjusted throughout its analyses the financial data to exclude any non-recurring income and expenses and any extraordinary items. The merger consideration was based on a fixed exchange ratio of 0.8740 shares of Marshall & Ilsley for each share of United Heritage, subject to 100% of the merger consideration being in Marshall & Ilsley common stock. These computations were based on United Heritage’s stated book value per share of $13.14 as of September 30, 2006, tangible book value per share of $12.92 as of September 30, 2006, United Heritage’s latest twelve months’ earnings per share of $1.43 as of September 30, 2006 and core deposits of $405.1 million as of September 30, 2006. Based on those assumptions and Marshall & Ilsley’s closing price of $46.05 on December 1, 2006, this analysis indicated United Heritage shareholders would receive stock worth $40.25 for each share of United Heritage common stock held. Assuming a 100% stock consideration, the per share consideration of $40.25 would represent 306% of book value per share, 312% of tangible book value per share, 28.1 times latest twelve months’ earnings and a Core Deposit Premium of 37.9%.

Selected Transactions Analysis.    KBW reviewed certain financial data related to a set of comparable Florida bank transactions announced since December 31, 2003 with values of more than $150 million, excluding mergers of equals (12 transactions).

KBW compared multiples of price to various factors for the Marshall & Ilsley-United Heritage merger to the same multiples for the comparable group’s mergers at the time those mergers were announced. The results were as follows:

Comparable Transactions:

	Median		Low		High		Marshall & Ilsley / United Heritage Merger
Price / Stated Book Value	296%		141%		371%		306%
Price / Latest Twelve Months’ Earnings Per Share	25.9	x	18.6	x	44.3	x	28.1	x
Core Deposit Premium	25.9%		13.2%		42.0%		37.9%

KBW also analyzed the financial data for the period ended September 30, 2006 for United Heritage and reporting periods prior to the announcement of each transaction for each target in the Selected Transactions Analysis. The results were as follows:

Comparable Targets:

	Median	Low	High	United Heritage
Equity / Assets	7.45%	6.12%	12.46%	8.82%
Non-Performing Assets / Assets	0.24	0.00	0.50	0.01
Return on Average Assets (Year-to-Date Annualized)	0.98	0.53	1.58	1.08
Return on Average Equity (Year-to-Date Annualized)	12.10	5.94	17.91	13.26
Efficiency Ratio (Last Twelve Months)	62	42	76	50

No company or transaction used as a comparison in the above analysis is identical to Marshall & Ilsley, United Heritage or the merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Discounted Cash Flow Analysis.    Using discounted dividends analysis, KBW estimated the present value of the future stream of dividends that United Heritage could produce over the next five years, under various circumstances, assuming United Heritage performed in accordance with management’s earnings forecasts for 2007, earnings are grown 15.0% annually in 2008-2012, and United Heritage maintains a dividend payout ratio of 0.0% annually in all years. KBW then estimated the terminal values for United Heritage stock at the end of the period by applying multiples ranging from 15.0x to 17.0x projected earnings in year six. The terminal values were then discounted to present values using different discount rates (ranging from 12.0% to 16.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of United Heritage common stock. This discounted dividend analysis indicated reference ranges of between $33.14 and $44.27 per share of United Heritage common stock. These values compare to the consideration offered by Marshall & Ilsley to United Heritage in the merger of $40.25 per share of United Heritage common stock.

Relative Stock Price Performance.    KBW also analyzed the price performance of Marshall & Ilsley common stock from December 31, 2002 to December 1, 2006 and compared that performance to the performance of the Philadelphia Exchange/Keefe, Bruyette & Woods Bank Index (the “Keefe Bank Index”) over the same period. The Keefe Bank Index is a market cap weighted price index composed of 24 major commercial and savings banks stocks. The Keefe Bank Index is traded on the Philadelphia Exchange under the symbol “BKX”. This analysis indicated the following cumulative changes in price over the period:

Marshall & Ilsley	68.2%
Keefe Bank Index	50.3

Selected Peer Group Analysis.    KBW compared the financial performance and market performance of Marshall & Ilsley to those of a group of comparable holding companies. The comparisons were based on:

•	various financial measures including:

•	earnings performance

•	operating efficiency

•	capital

•	asset quality

•	various measures of market performance including:

•	price to book value

•	price to earnings

•	dividend yield

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2006 and market price information as of December 1, 2006. The 10 companies in the peer group included select publicly traded banks with assets between $30.0 billion and $130.0 billion. This peer group included BB&T Corporation, Comerica Incorporated, Commerce Bancorp, Inc., Compass Bancshares, Inc., Fifth Third Bancorp, Huntington Bancshares Incorporated, KeyCorp, M&T Bank Corporation, Synovus Financial Corp. and Zions Bancorporation. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning Marshall & Ilsley financial performance:

Selected Peer Group:

	Median	Low	High	Marshall & Ilsley
Return on Average Equity (GAAP)	15.17%	12.06%	21.21%	16.17%
Return on Average Assets (GAAP)	1.41	0.74	2.00	1.74
Return on Average Tangible Equity (Cash)	23.77	12.89	30.85	37.38
Return on Average Tangible Assets (Cash)	1.50	0.75	2.07	1.92
Net Interest Margin	3.71	3.01	4.62	3.29
Efficiency Ratio	56	53	72	60
Leverage Ratio	7.84	6.08	10.28	7.16
Tangible Equity / Assets	6.44	5.59	9.25	5.24
Loans / Deposits	106	37	118	123
Non-Performing Assets / Assets	0.33	0.11	0.40	0.41
Loan Loss Reserve / Non-Performing Assets	277	185	479	182
Loan Loss Reserve / Total Loans	1.07	0.99	1.54	1.01

KBW’s analysis showed the following concerning Marshall & Ilsley’s market performance:

Selected Peer Group:

	Median		Low		High		Marshall & Ilsley
Price / Stated Book Value Per Share	206%		176%		275%		197%
Price / Tangible Book Value Per Share	304		184		437		429
Price / 2006 GAAP Estimated Earnings Per Share	15.1	x	12.0	x	21.2	x	14.4	x
Price / 2006 Cash Estimated Earnings Per Share	14.3		12.0		21.0		13.9
Price / 2007 GAAP Estimated Earnings Per Share	13.3		11.6		18.6		13.2
Price / 2007 Cash Estimated Earnings Per Share	13.1		11.6		18.4		12.7
Dividend Yield	3.3%		1.4%		4.1%		2.3%

KBW also compared the financial performance of United Heritage to those of a group of comparable banks. The comparisons were based on:

•	various financial measures including:

•	earnings performance

•	operating efficiency

•	capital

•	asset quality

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2006. The 8 companies in the peer group included publicly traded banks and thrifts in Florida with assets greater than $750 million. This peer group includes Bancshares of Florida, Inc., BankAtlantic Bancorp, Inc., BankUnited Financial Corporation, Capital City Bank Group, Inc., CenterState Banks of Florida, Inc., Commercial Bankshares, Inc., Seacoast Banking Corporation of Florida and TIB Financial Corp. KBW has adjusted throughout its analysis the financial data to exclude certain non-recurring income and expenses and any extraordinary items.

KBW’s analysis showed the following concerning United Heritage’s financial performance:

Selected Peer Group:

	Median	Low	High	United Heritage
Return on Average Equity (GAAP)	11.02%	1.78%	14.95%	13.55%
Return on Average Assets (GAAP)	0.84	0.14	1.36	1.12
Return on Average Tangible Equity (Cash)	12.97	2.34	18.25	13.89
Return on Average Tangible Assets (Cash)	0.87	0.16	1.58	1.13
Net Interest Margin	4.14	2.23	5.49	3.70
Efficiency Ratio	65	48	79	49
Leverage Ratio	8.75	7.30	15.58	9.23
Equity / Assets	8.58	5.56	15.92	8.82
Tangible Equity / Assets	7.54	5.31	10.55	8.68
Loans / Deposits	101	69	188	66
Non-Performing Assets / Assets	0.20	0.00	0.53	0.01
Loan Loss Reserve / Total Loans	0.89	0.32	1.17	1.25

Contribution Analysis.    KBW analyzed the relative contribution of each of United Heritage and Marshall & Ilsley to the pro forma balance sheet and income statement items of the combined entity, including assets, gross loans, deposits, equity, tangible equity and latest twelve months’ earnings. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed the aggregate deal value was in the form of 100% Marshall & Ilsley stock and was based on Marshall & Ilsley’s closing price of $40.25 on December 1, 2006. The results of KBW’s analysis are set forth in the following table:

Category	Marshall & Ilsley	United Heritage
Assets	98.7%	1.3%
Gross Loans	99.0	1.0
Deposits	98.2	1.8
Equity	98.9	1.1
Tangible Equity	97.7	2.3
Latest Twelve Months’ Earnings (GAAP)	99.1	0.9
Latest Twelve Months’ Earnings (Cash)	99.1	0.9
Estimated Pro Forma Ownership	98.2	1.8

Financial Impact Analysis.    KBW performed pro forma merger analyses that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be dilutive to Marshall & Ilsley’s estimated 2007 and 2008 GAAP and cash earnings per share. This analysis was based on First Call’s 2007 and 2008 published earnings estimate for Marshall & Ilsley and United Heritage’s 2007 earnings projections provided by United Heritage’s management. “First Call” is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. KBW assumed 15% earnings growth over management’s 2007 projections to estimate United Heritage’s 2008 earnings, estimated cost savings equal to 5.0% of United Heritage’s projected non-interest expenses. KBW also assumed that Marshall & Ilsley would repurchase approximately 25.0% of the stock issued in the transaction. For all of the above analyses, the actual results achieved by pro forma company following the merger will vary from the projected results and the variations may be material.

Other Analyses.    KBW compared the relative financial and market performance of Marshall & Ilsley and United Heritage to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, historical stock performance, stock liquidity and research coverage for Marshall & Ilsley.

The United Heritage board of directors has retained KBW as an independent contractor to act as financial adviser to United Heritage regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to Marshall & Ilsley. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Marshall & Ilsley for KBW’s own account and for the accounts of its customers.

United Heritage and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. United Heritage has agreed to pay KBW at the time of closing a cash fee equal to approximately $2.3 million or 1.0% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of United Heritage in the transaction. Pursuant to the KBW engagement agreement, United Heritage also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws.

Material United States Federal Income Tax Consequences

Subject to the assumptions and limitations discussed below and as set forth in the opinions of Godfrey & Kahn, S.C., counsel to Marshall & Ilsley, and Hacker, Johnson & Smith, PA, independent registered public accounting firm for United Heritage, the following discussion sets forth the material United States federal income tax consequences of the merger to United Heritage shareholders who are U.S. Holders (as defined below) of United Heritage common stock. This discussion is based on the Code and the related Treasury regulations, administrative interpretations and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. Any change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the merger. This discussion does not address all issues that may be applicable to holders who acquired shares of United Heritage common stock pursuant to the exercise of options or otherwise as compensation. Furthermore, this discussion does not address any state, local or foreign tax considerations. We urge you to consult your own tax advisor as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to you of the merger.

As used herein, a “U.S. Holder” means a holder of shares of United Heritage common stock who holds those shares as capital assets within the meaning of the Code (generally, for investment purposes) and is for U.S. federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the states and the District of Columbia), (3) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust has made a valid election under the applicable U.S. Treasury regulations to be treated as a U.S. person, or (4) an estate that is subject to U.S. federal income tax regardless of its source. As used herein, a “Non-U.S. Holder” means any holder of United Heritage common stock who is not a U.S. Holder.

The Merger.    Pursuant to the merger, each shareholder will exchange all of the shares of United Heritage common stock actually owned by him or her for Marshall & Ilsley common stock (with the exception of shareholders who dissent and with the exception of fractional shares, which will be exchanged for cash). No gain or loss will be recognized by a United Heritage shareholder for federal income tax purposes on such exchange, except for fractional share payments. The tax basis in the United Heritage common stock will become the tax basis in the Marshall & Ilsley common stock, and the holding period of the Marshall & Ilsley common stock will include the holding period of the United Heritage common stock exchanged therefor.

If a United Heritage shareholder were to dissent and receive a cash payment in exchange for his or her shares of United Heritage common stock, the shareholder would recognize gain equal to the excess of the cash proceeds received over the adjusted tax basis of the shares. Any recognized gain will generally be long-term capital gain if the shareholder’s holding period with respect to the stock is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the shareholder’s ratable share of United Heritage’s accumulated earnings and profits. The maximum federal income tax rates on long-term capital gains from the sale of investment assets and on certain dividend payments are generally the same.

The foregoing discussion is intended only as a summary of the material federal income tax consequences of the merger. This discussion applies only to United Heritage shareholders that are U.S. Holders that hold their shares of United Heritage common stock, and will hold the shares of Marshall & Ilsley common stock received in exchange for their shares of United Heritage common stock, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the merger that may be relevant to particular Non-U.S. Holders and holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are:

•	dealers in securities;

•	financial institutions;

•	insurance companies;

•	holders of shares of United Heritage common stock as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction;

•	holders who have a “functional currency” other than the U.S. dollar;

•	holders who are foreign persons;

•	holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment; and

•	holders who acquired their shares of United Heritage common stock through stock option or stock purchase programs or otherwise as compensation.

No information is provided in this document with respect to the tax consequences, if any, of the merger under applicable state, local, foreign and other tax laws.

Cash in Lieu of Fractional Shares.    A holder of United Heritage common stock who receives cash in lieu of a fractional share of Marshall & Ilsley common stock generally will be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate tax basis in the shares of United Heritage common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of United Heritage common stock is more than one year at the effective time of the merger.

Backup Withholding.    Non-corporate holders of United Heritage common stock may be subject to backup withholding on cash payments received. Backup withholding will not apply, however, to a shareholder who furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that it is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules, or is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact.

A shareholder who fails to provide the correct taxpayer identification number on a Form W-9 may be subject to penalties imposed by the IRS. Marshall & Ilsley will provide a Form W-9 to each United Heritage shareholder after the effective time of the merger. Any amount withheld under these rules will be creditable against the shareholder’s federal income tax liability.

Reporting Requirements.    Each United Heritage shareholder will be required to attach a statement to its tax return for the taxable year in which the merger is completed that contains the information set forth in Section 1.368-3(b) of the U.S. Treasury regulations. The statement must include the shareholder’s tax basis in the United Heritage common stock surrendered and a description of the Marshall & Ilsley common stock and any cash received in the merger.

Closing Condition Tax Opinions.    Consummation of the merger is conditioned upon the receipt of closing tax opinions from Hacker, Johnson & Smith, PA and Godfrey & Kahn, S.C., that, for federal income tax purposes, the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In addition, Hacker, Johnson & Smith, PA will opine that, for federal income tax purposes, no gain or loss will be recognized by United Heritage or its shareholders when each shareholder exchanges his or her shares for shares of Marshall & Ilsley common stock (except to the extent of cash received for fractional share interests), the tax basis of the Marshall & Ilsley common stock received will be the same as the tax basis of the United Heritage shares surrendered in the exchange, and the holding period of such Marshall & Ilsley common stock will include the holding period of the United Heritage common stock surrendered in the exchange.

The closing tax opinions will be based on factors, assumptions and representations set forth in the closing tax opinions, including representations contained in certificates of officers of United Heritage and Marshall & Ilsley. All of the factors, assumptions and representations must be true and accurate in all respects as of the effective date of the registration statement and must continue to be true and accurate in all respects as of the effective time of the merger. If any of those factors, assumptions and representations are inaccurate, incomplete or untrue or any of the covenants are breached, the conclusions contained in the opinions stated herein could be affected. An opinion of counsel or an accounting firm represents only such counsel’s or accountants’ best legal judgment on the matters addressed in the opinion, and has no binding effect on the IRS or any court, and no assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues. Neither United Heritage nor Marshall & Ilsley has requested or will request a ruling from the IRS with regard to any of the federal income tax consequences of the merger.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or foreign, state or local tax consequences of the merger. Accordingly, we urge you to consult your own tax advisor as to the specific tax consequences to you of the merger, including the application of federal, state, local, foreign and other tax laws.

Regulatory Approvals

The merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act requires the Federal Reserve Board, when approving a transaction such as this merger, to take into consideration the financial and managerial resources, including the competence, experience and integrity of the officers, directors and principal shareholders, the future prospects of the institutions and the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board must take into account the record of performance of the acquiring institution in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by the institution.

The Bank Holding Company Act prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

Pursuant to the Bank Holding Company Act, the merger may not be consummated until 30 days after Federal Reserve Board approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board’s approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve Board and the concurrence of the Department of Justice, the waiting period may be reduced to not less than 15 days. Marshall & Ilsley and United Heritage believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Marshall & Ilsley and United Heritage.

Other Requisite Approvals and Consents.    Approvals or notices are also required from or to the Florida Office of Financial Regulation, as well as the New York Stock Exchange and other self-regulatory organizations and may be required from or to certain other regulatory agencies.

Status of Regulatory Approvals.    Marshall & Ilsley filed an application with the Federal Reserve Board on December 15, 2006 and submitted an application to the Florida Office of Financial Regulation on December 19, 2006 for approval of the merger.

The merger cannot proceed in the absence of the requisite regulatory approvals. We do not know if or when all of these regulatory approvals will be obtained. Also, these approvals may contain a condition, restriction or requirement that causes these approvals to fail to satisfy the conditions for the merger.

Accounting Treatment

Marshall & Ilsley will account for the merger for accounting and financial reporting purposes as a “purchase,” as that term is used under GAAP. Under purchase accounting, the assets and liabilities of United Heritage as of the effective time will be recorded at their fair values and added to those of Marshall & Ilsley. Any excess of the value of Marshall & Ilsley common stock issued and cash paid for United Heritage common stock over the fair value of United Heritage’s tangible and identifiable intangible net assets will be recorded as goodwill. Financial statements of Marshall & Ilsley issued after the effective time of the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of United Heritage.

Goodwill and certain intangible assets are not amortized. Instead, these assets are reviewed for impairment annually with any related losses recognized in earnings when incurred.

Resales of Marshall & Ilsley Common Stock

The shares of Marshall & Ilsley common stock to be issued in the merger will be freely transferable under the Securities Act of 1933, as amended. However, this will not be the case for shares issued to any shareholder who may be deemed to be an “affiliate” of United Heritage for purposes of Rule 145 under the Securities Act as of the date of the special meeting. “Affiliates” generally include directors, certain executive officers, and beneficial owners of ten percent or more of any class of capital stock. These affiliates may not sell their shares of Marshall & Ilsley common stock acquired in the merger except pursuant to an effective registration statement under the securities laws or an applicable exemption from the registration requirements of the securities laws.

This proxy statement/prospectus does not cover resales of Marshall & Ilsley common stock received by any person who may be deemed to be an affiliate of United Heritage. United Heritage has agreed in the merger agreement to use its reasonable efforts to cause each person who may be deemed to be an affiliate of United Heritage to execute and deliver to Marshall & Ilsley an affiliate agreement. As provided for in these agreements, United Heritage’s affiliates will agree not to offer to sell, transfer or otherwise dispose of any of the shares of Marshall & Ilsley common stock distributed to them pursuant to the merger except in compliance with Rule 145, or in a transaction that is otherwise exempt from the registration requirements of, or in an offering which is registered under, the Securities Act. Marshall & Ilsley may place restrictive legends on certificates representing Marshall & Ilsley common stock issued to all persons who are deemed to be affiliates of United Heritage under Rule 145.

Dissenters’ Rights

The following discussion is not a complete description of the law relating to dissenters’ rights available under Florida law. This description is qualified by the full text of the relevant provisions of the Florida Business Corporation Act, which are reprinted in their entirety as Appendix D to this proxy statement/prospectus. If you desire to exercise dissenters’ rights, you should review carefully the Florida Business Corporation Act and are urged to consult a legal advisor before electing or attempting to exercise these rights.

Under Florida law, each shareholder of United Heritage entitled to vote on the merger who complies with the procedures set forth in Sections 607.1301 to 607.1333 of the Florida Business Corporation Act (the “FBCA”) relating to appraisal rights is entitled to receive in cash the fair value of his or her shares of United Heritage common stock. A United Heritage shareholder must comply strictly with the procedures set forth in Florida law relating to appraisal rights. Failure to follow any such procedures will result in a termination or waiver of his or her appraisal rights.

To perfect appraisal rights, a holder of United Heritage common stock must not vote in favor of the merger agreement and must provide written notice to United Heritage before the vote is taken at the special meeting indicating that such shareholder intends to demand payment if the merger is effectuated. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to United Heritage Bankshares of Florida, Inc., 640 E SR 434, Longwood, Florida 32750, Attention: Secretary. All such notices must be signed in the same manner as the shares are registered on the books of United Heritage. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the special meeting, the shareholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the date the merger becomes effective, Marshall & Ilsley, as successor to United Heritage in the merger, will provide each former United Heritage shareholder who has properly provided a notice of intent to demand payment of fair value a written appraisal notice and form, which will indicate Marshall &

Ilsley’s estimate of the fair value of United Heritage common stock, as well as a copy of United Heritage’s financial statements and a copy of Sections 607.1301 to 607.1333 of the FBCA.

A shareholder asserting appraisal rights must execute and return the form to Marshall & Ilsley and deposit the shareholder’s certificates in accordance with the terms of the notice, before the date specified in the appraisal notice, which will not be fewer than 40 or more than 60 days after the appraisal notice and form were sent to the shareholder. A shareholder who deposits shares in accordance with the assertion of appraisal rights has no further rights as a shareholder, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn.

A shareholder who does not execute and return the form and deposit his or her certificates by the date set forth in the appraisal notice, will no longer be entitled to appraisal rights, will be bound by the terms of the merger agreement, and will receive cash in the amount specified by the merger agreement. A shareholder who complies with the requirements and wishes to withdraw from the appraisal process may do so by notifying Marshall & Ilsley in writing before the date set forth in the appraisal notice as the due date to execute and return the form. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without Marshall & Ilsley’s written consent.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Marshall & Ilsley in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to Marshall & Ilsley the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

If a shareholder timely accepts the offer to pay the fair value of the shares as set forth in the appraisal notice, payment will be made within 90 days after Marshall & Ilsley receives the form from the shareholder. A shareholder who is dissatisfied with the offer must include in his or her returned form a demand for payment of that shareholder’s estimate of the fair value of the shares plus interest, otherwise the shareholder will be entitled to payment of only the amount offered. Interest is to be calculated at the interest rate on judgments in Florida on the effective date of the merger. Once Marshall & Ilsley has made payment of an agreed upon value, the shareholders will cease to have any interest in the shares.

If Marshall & Ilsley and the dissenting shareholder are unable to agree on the fair value of the shares, Marshall & Ilsley would be required to file an appraisal action within 60 days after receiving the payment demand in a court of competent jurisdiction in the county in which United Heritage maintained its registered office, requesting that the fair value of the shares of United Heritage common stock be determined. If Marshall & Ilsley fails to file such proceeding within the 60-day period, any dissenting shareholder may do so in the name of United Heritage. All dissenting shareholders, except for those that have agreed upon a value with Marshall & Ilsley, are deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Marshall & Ilsley shall pay each dissenting shareholder the amount found to be due within ten days after final determination of the proceedings, Upon payment of such judgment, the dissenting shareholder will cease to have any interest with respect to his or her United Heritage shares.

The court in any appraisal proceeding will determine the cost and expense of any appraisal proceeding and such costs and expenses will be assessed against Marshall & Ilsley However, all or any part of such cost and expense may be apportioned and assessed against all or some of the dissenting shareholders, in such amount as the court deems equitable, if the court determines that such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court may also assess the fees and expenses of counsel and experts for the respective parties in the amounts the court finds equitable against Marshall & Ilsley if the court finds that Marshall & Ilsley did not substantially comply with its requirements under Sections 607.1320 and 607.1322 of the FBCA, or, against any party which the court finds acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights provided by the FBCA. In the event Marshall & Ilsley fails to make any required payments, the shareholders may sue directly for the amount owed, and to the extent successful, will be entitled to recover all costs and expenses of the suit, including attorney’s fees.

The foregoing does not purport to be a complete statement of the provisions of the FBCA relating to statutory appraisal rights and is qualified in its entirety by reference to the appraisal rights provisions, which are reproduced in full in Appendix D to this proxy statement/prospectus and which are incorporated herein by reference.

TERMS OF THE MERGER AGREEMENT

The following is a summary of various provisions of the merger agreement. When we use the term merger agreement in this document, we are referring collectively to the agreement and plan of merger, a copy of which is included in this document as Appendix A, and the plan of merger, a copy of which is included in this document as Appendix B. The merger agreement is incorporated by reference into this document. This summary is qualified in its entirety by reference to the full text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety because it, and not this summary, is the legal document that governs the merger.

The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. The merger agreement contains representations and warranties that Marshall & Ilsley and United Heritage made to each other. These representations and warranties were made as of specific dates, and the assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Marshall & Ilsley and United Heritage have exchanged in connection with signing of the merger agreement. While neither Marshall & Ilsley nor United Heritage believes that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Accordingly, the merger agreement is included with this proxy statement/prospectus only to provide United Heritage shareholders with information regarding the terms of the merger agreement, and you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. These disclosure schedules may contain information that has been included in Marshall & Ilsley’s or United Heritage’s prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may be changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in each of Marshall & Ilsley’s and United Heritage’s public disclosures. The merger agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the merger that is contained in, or incorporated by reference into, this proxy statement/prospectus.

Representations and Warranties

The merger agreement contains representations and warranties of United Heritage and Marshall & Ilsley to each other as to, among other things:

•	the corporate organization and existence of the parties and their respective subsidiaries;

•	the capitalization of each party;

•	the authority of each party to enter into the merger agreement and make it valid and binding;

•	no conflict between the merger agreement and:

•	the articles of incorporation and by-laws of each party,

•	applicable law and orders, or

•	in the case of United Heritage, other agreements, instruments and obligations;

•	the inapplicability to the merger agreement and the merger of certain anti-takeover laws and regulations;

•	required governmental and regulatory consents;

•	compliance with applicable laws and contracts;

•	the validity of each party’s franchises, grants, clearances, exemptions, waivers, authorizations, licenses, permits, easements, charters, consents, approvals and orders necessary to own, lease and operate its properties and to carry on its business, including authorizations from (1) the FDIC, (2) the Federal Reserve Board, (3) the Florida Office of Financial Regulation in the case of United Heritage and (4) the Wisconsin Department of Financial Institutions, the Office of Thrift Supervision and the Office of Comptroller of the Currency in the case of Marshall & Ilsley;

•	the completeness and accuracy of each party’s filings with the SEC and bank regulatory agencies;

•	the availability of any amendments to the SEC filings and related documents of each party that have not yet been filed;

•	compliance with the applicable provisions of Sarbanes-Oxley and the rules and regulations of the NYSE in the case of Marshall & Ilsley;

•	the establishment and maintenance of a system of “internal control over financial reporting”;

•	the fact that there are no outstanding loans made by either party to any of its executive officers or directors, other than loans that are subject to Regulation O under the Federal Reserve Act;

•	the fact that except for the liabilities reflected on the balance sheets of the parties and the liabilities incurred in the ordinary course of business, neither party has incurred any liability that is required to be disclosed on a balance sheet or that would have a material adverse effect on either party;

•	the fact that neither party has been requested by its independent registered public accounting firm or by the staff of the SEC to restate any of its reports or to modify its accounting in the future in a manner that would have a material adverse effect on either party;

•	the fact that since January 1, 2006 neither party, nor any of its subsidiaries, directors, officers, employees, auditors, accountants or representatives, is aware of or has received any complaint, allegation, assertion, or claim, that such party has engaged in questionable accounting or auditing practices;

•	the absence of changes in each party’s business since December 31, 2005 which would have a material adverse effect on the party making the representation;

•	the absence of any legal proceedings, which, in the event of adverse determination, would have a material adverse effect on Marshall & Ilsley or would result in a liability of $100,000 or more in the case of United Heritage, and the absence of any undisclosed orders and injunctions;

•	compliance with the Bank Secrecy Act, USA PATRIOT Act, Gramm-Leach-Bliley Act and the anti-money laundering laws;

•	the completeness and accuracy of the registration statement, of which this proxy statement/prospectus is a part;

•	employee benefit plans, employment contracts and related matters;

•	title to that party’s property;

•	broker’s fees; and

•	the tax treatment of the merger.

The merger agreement contains additional representations and warranties of United Heritage to Marshall & Ilsley as to, among other things:

•	the fact that the minute books of United Heritage and its subsidiaries contain true, complete and accurate records of all material matters discussed, considered and/or approved at all meetings of, and all corporate actions taken by, their respective shareholders and boards of directors;

•	the completeness and accuracy of United Heritage’s financial statements;

•	the absence of environmental liabilities which would have a material adverse effect on United Heritage;

•	the availability, timeliness and completeness of responses to all SEC comment letter and other correspondence relating to any of United Heritage’s SEC filings and related documents and the absence of the ongoing SEC review or outstanding SEC comments;

•	the absence of material restrictions on United Heritage’s business;

•	the filing and accuracy of United Heritage’s tax returns;

•	material policies of insurance and the absence of any liability for unpaid premiums or premium adjustments not properly reflected on United Heritage’s financial statements;

•	the entry into, and the ability to terminate, material contracts;

•	the fact that no third person has used the corporate name, trademarks, trade names, service marks, logos, symbols or similar intellectual property of United Heritage or its subsidiary and the absence of any joint marketing or other affinity marketing program with any third person;

•	the receipt by United Heritage of the written opinion of Keefe, Bruyette & Woods, Inc. as to the fairness, from a financial point of view, of the consideration to be received in the merger by United Heritage’s shareholders;

•	the shareholder vote required to approve the merger; and

•	the validity of the assumption by Marshall & Ilsley of United Heritage’s option plans and the options issued under the terms of such option plans.

Conduct of Business Pending the Merger

United Heritage has agreed, except as (a) permitted by the merger agreement, (b) disclosed prior to the signing of the merger agreement, (c) required by law or a governmental authority or (d) consented to in writing by Marshall & Ilsley, that it will, and it will cause each of its subsidiaries, to:

•	operate its business only in the usual, regular and ordinary course consistent with past practices;

•	use all reasonable best efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with customers;

•	use all reasonable best efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;

•	cooperate with Marshall & Ilsley in its efforts to obtain information and title insurance with respect to real property owned or leased by United Heritage or its subsidiary, including, without limitation, efforts to communicate with and obtain consents and/or estoppels from landlords and tenants, and the execution and delivery as of the effective time of the merger of standard title affidavits, deeds and other documents as may be reasonably necessary to reflect the transaction in the real estate records of the states in which real property is located and/or to obtain title insurance;

•	use all commercially reasonable best efforts to keep in full force and effect director and officer liability insurance comparable in amount and scope of coverage to that now maintained by it;

•	maintain and cause its subsidiaries to maintain their existing loan and investment policies and procedures designed to insure safe and sound banking practices;

•	perform in all material respects all obligations required to be performed by it under all material contracts, leases, and other documents relating to or affecting its assets, properties, and business;

•	comply with and perform in all material respects all obligations and duties imposed upon it by all applicable laws; and

•	not take any action or fail to take any action that can be expected to have a material adverse effect on it and its subsidiaries, taken as a whole.

United Heritage has also agreed:

•	to update the disclosure statement provided to Marshall & Ilsley on a regular basis to reflect any matters which have occurred from and after the date of the merger agreement as set forth in the merger agreement;

•	to give prompt written notice to Marshall & Ilsley if United Heritage becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach of any of its representations or agreements and to use its reasonable efforts to prevent or promptly remedy the same;

•	within thirty (30) days of the merger agreement, to deliver to Marshall & Ilsley a letter identifying all the affiliates, including all directors and executive officers of United Heritage, pursuant to Rule 145 of the Securities Act and advise them of the resale restrictions imposed by securities laws;

•	prior to the effective time of the merger, to deliver to Marshall & Ilsley certain information regarding United Heritage’s shareholders;

•	that, upon Marshall & Ilsley’s written request, it will use its reasonable best efforts to deliver to Marshall & Ilsley “comfort” letters of Hacker, Johnson & Smith, PA;

•	that the confidentiality agreement signed in connection with the merger will remain in full force and effect, be binding upon United Heritage and survive termination of the merger agreement; and

•	that its board of directors will recommend to its shareholders to vote in favor of and to adopt and approve the merger and the merger agreement at a shareholder meeting; this proxy statement/prospectus will include a statement of the United Heritage’s board of directors recommendation; and that neither United Heritage’s board of directors nor any committee thereof will withhold, withdraw, amend or modify in a manner adverse to Marshall & Ilsley such board of directors recommendation, except as permitted by the merger agreement.

Except as (a) permitted by or provided in the merger agreement, (b) disclosed prior to the signing of the merger agreement, (c) required by law or a governmental authority or (d) consented to in writing by Marshall & Ilsley, United Heritage has further agreed that it and its subsidiaries will not, among other things:

•	adopt, amend, renew or terminate any employee benefit plan or any agreement, arrangement, plan or policy with any of its or its subsidiaries’ current or former directors, officers or employees, except to maintain qualification under the Code and except as contemplated by the merger agreement;

•	increase the base salary, bonus, incentive compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any employee benefit plan or other agreement in effect as of the date of the merger agreement, except for normal increases in the ordinary course of business consistent with past practice and subject to the limitations of the merger agreement;

•	declare or pay any dividend on, or make any other distribution in respect of, its outstanding common stock, except for payment of dividends by a subsidiary of United Heritage solely to United Heritage or another United Heritage subsidiary;

•	merge into any other entity, permit any other entity to merge into it or consolidate with any other entity, or effect any reorganization or recapitalization;

•	purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of stock or other equity interests, of any entity other than in the ordinary course of business;

•	acquire, liquidate, sell, encumber or dispose of assets, other than in the ordinary course of business;

•	repurchase, redeem or otherwise acquire shares of its capital stock, bonds or other securities;

•	grant or issue any options, warrants or other rights to acquire shares of its capital stock, bonds or other securities;

•	issue, sell or deliver, split, reclassify, combine or otherwise adjust any of its capital stock, bonds or other securities;

•	propose or adopt any amendment to its articles of incorporation, by-laws, articles of organization or operating agreement;

•	change any of its methods of accounting in effect at December 31, 2005 or reporting of income and deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 2005, except as may be required by GAAP; and

•	change any lending, investment, liability management or other material policies concerning its business or operations, except as may be required by law or regulatory authorities, including, without limitation:

•	acquire or sell any contracts for the purchase or sale of financial or other futures or any put or call options, or enter into any hedges or interest rate swaps relating to cash, securities or any commodities or enter into any other derivative transaction, which would have gains or losses in excess of $25,000, or enter into, terminate or exchange a derivative instrument with a notional amount in excess of $25,000 or having a term of more than five years;

•	sell, assign, transfer, pledge, mortgage or otherwise encumber, or permit any liens to exist with respect to, any of its assets with a value in excess of $25,000 individually, except in the ordinary course of business consistent with past practice;

•	make any investment with a maturity of five years or more;

•	incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money in excess of an aggregate of $25,000 except in the ordinary course of business consistent with past practice;

•	enter into any contract with respect to any acquisition of a material amount of assets or securities or any discharge, waiver, satisfaction, release or relinquishment of any material contract rights, liens, debts or claims, not in the ordinary course of business and consistent with past practice, or impose, or suffer the imposition of, any lien, or permit any such lien to exist, on any of its material assets (other than in connection with certain instruments established in the ordinary course of business) and in no event with a value in excess of $25,000 individually;

•	settle any proceeding or controversy for any amount in excess of $25,000 or in any manner that would restrict in any material respect the operations or business of United Heritage or any of its subsidiaries;

•	purchase any new financial product or instrument which involves entering into a contract with a term of six months or longer;

•	make any capital expenditure, except in the ordinary course and consistent with past practice and in no event in excess of $25,000 individually;

•	take any action or fail to take any action which would be reasonably expected to have a material adverse effect on United Heritage or any of its subsidiaries;

•	take any action that would adversely affect or delay the ability of United Heritage to perform any of its obligations on a timely basis under the merger agreement or cause any of the conditions set forth in the merger agreement to not be satisfied; or

•	agree in writing or otherwise to do any of the foregoing.

Except as (a) permitted by the merger agreement, (b) disclosed prior to the signing of the merger agreement, (c) required by law or a governmental authority or (d) consented to in writing by United Heritage, Marshall & Ilsley has agreed that it will, and it will cause each of its subsidiaries to:

•	maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as used in the Marshall & Ilsley’s financial statements applied on a consistent basis; and

•	conduct its business in a manner that does not violate any law, except for possible violations that do not have, and would not reasonably be expected to have, a material adverse effect on Marshall & Ilsley.

Marshall & Ilsley has also agreed:

•	to use its reasonable best efforts to cause the shares to be issued in the merger to be approved for listing on the NYSE prior to the effective time;

•	to give prompt written notice to United Heritage if Marshall & Ilsley becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach of any of its representations or agreements and to use its reasonable efforts to prevent or promptly remedy the same;

•	that the confidentiality agreement signed in connection with the merger will remain in full force and effect, be binding upon Marshall & Ilsley and survive termination of the merger agreement;

•	to use its reasonable best efforts to cause the merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code; and

•	to assume United Heritage’s option plans and its obligations thereunder as provided in the merger agreement and take all corporate actions necessary to reserve for issuance a sufficient number of shares of Marshall & Ilsley common stock for delivery upon exercise of the options in accordance with the merger agreement and to register such shares with the SEC on Form S-8 promptly after the effective time of the merger.

Except as contemplated by the merger agreement or as disclosed prior to the signing of the merger agreement, Marshall & Ilsley has further agreed that, without the prior written consent of United Heritage, it and its subsidiaries will not amend or propose to amend its articles of incorporation or by-laws in a manner that would adversely affect the terms of its common stock or its ability to consummate the merger, or take any action that would adversely affect or delay its ability to perform any of its obligations on a timely basis under the merger agreement or cause any of the conditions specified in the merger agreement to not be satisfied.

Both Marshall & Ilsley and United Heritage have agreed to provide each other, subject to certain limitations, with reasonable access to their respective properties, books and records and any other information relating to them and their subsidiaries in connection with consummation of the transactions contemplated by the merger agreement.

No Solicitation of Transactions

United Heritage has agreed that it and its subsidiaries will not, nor will they authorize or permit any of their officers, directors, employees, affiliates, investment bankers, attorneys or other advisors or representatives to solicit, initiate, encourage or induce the making of a submission or announcement of any “acquisition proposal,” as defined below, participate in any discussions or negotiations with, or provide any non-public information to, any person relating to, or take any action to facilitate any inquiry or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal, or enter into any contract relating to an “acquisition transaction,” as defined below.

However, under the merger agreement, United Heritage or its board of directors is permitted to furnish material non-public information regarding itself and its subsidiaries to, and enter into a customary confidentiality agreement or discussions with, a third party making an acquisition proposal if:

•	United Heritage’s board of directors reasonably determines in good faith, after taking into consideration the advice of and consultation with a nationally reputable investment banking firm, that such acquisition proposal constitutes or is reasonably likely to result in an offer for a merger or other similar transaction that the board of directors determines will be more favorable to United Heritage shareholders than the terms of the merger agreement with Marshall & Ilsley;

•	United Heritage’s board of directors concludes in good faith, after consultation with its outside legal counsel, that failure to take such action is reasonably likely to result in a breach by the board of directors of its fiduciary obligations to United Heritage’s shareholders;

•	United Heritage gives Marshall & Ilsley written notice of the identity of the person making the acquisition proposal and of United Heritage’s intention to furnish material non-public information to, or enter into discussions or negotiations with, such person ten days before forwarding any information or entering into discussions or negotiations with such person; and

•	prior to doing so, United Heritage enters into a customary confidentiality agreement with such third party and contemporaneously with furnishing any such information, United Heritage furnishes the same information to Marshall & Ilsley.

If United Heritage receives an acquisition proposal that its board of directors determines in accordance with the above guidelines constitutes a superior or more favorable offer, prior to accepting such offer, United Heritage must provide a written notice to that effect to Marshall & Ilsley and allow ten days for Marshall & Ilsley and United Heritage to negotiate and make necessary adjustments in the terms and conditions of the merger agreement that would permit United Heritage to proceed with the transactions contemplated by the merger agreement on such adjusted terms if so elected by Marshall & Ilsley.

For purposes of the above discussion, “acquisition proposal” means any offer or proposal (other than an offer or proposal by Marshall & Ilsley) relating to any “acquisition transaction.” “Acquisition transaction” means any transaction or series of related transactions other than the transactions contemplated by the merger agreement involving:

•	any acquisition or purchase from United Heritage by any person of more than a 15% interest in the total outstanding voting securities of United Heritage or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the total outstanding voting securities of United Heritage or any of its subsidiaries, or any merger, consolidation, business combination or similar transaction involving United Heritage or any of its subsidiaries;

•	any sale, lease, exchange, transfer, license, acquisition or other disposition of more than 15% of the assets of United Heritage or any of its subsidiaries; or

•	any liquidation or dissolution of United Heritage or any of its subsidiaries.

Employee Benefit Matters

After the effective time of the merger, United Heritage employees who become Marshall & Ilsley employees, whom we refer to as transferred employees, will be integrated into Marshall & Ilsley’s qualified retirement plans, health and dental plans and other employee welfare benefit plans subject to the terms and conditions of such plans, except as otherwise provided in the merger agreement. If integration of transferred employees into Marshall & Ilsley’s employee welfare benefit plans occurs during a plan year, such employees will receive credit for co-pays, deductibles and similar limits incurred under United Heritage’s plans during such plan year.

Marshall & Ilsley has agreed that it will give transferred employees full credit for their prior service with United Heritage and its subsidiaries for purposes of eligibility and vesting under any qualified or nonqualified retirement or profit sharing plans in which the transferred employees may be eligible to participate and for all purposes under any welfare benefit plans, “cafeteria” plans, vacation plans and similar arrangements maintained by Marshall & Ilsley. However, Marshall & Ilsley will not give prior service credit in connection with the Marshall & Ilsley retiree health plan.

Marshall & Ilsley has also agreed to waive all limitations relating to preexisting conditions and waiting periods with respect to participation and coverage requirements applicable to transferred employees under any welfare benefit plans maintained by Marshall & Ilsley in which transferred employees may be eligible to participate, subject to meeting the service requirements and other eligibility criteria under Marshall & Ilsley’s plans. Marshall & Ilsley is not required to waive limitations or waiting periods that are currently in effect under the United Heritage welfare plans that have not been satisfied as of the effective time of the merger.

If a transferred employee’s employment with Marshall & Ilsley is terminated within the first twelve months after the effective time of the merger, the amount of severance he or she is entitled to will be determined in accordance with Marshall & Ilsley’s Reduction-In-Force Severance Policy as provided to United Heritage immediately prior to the date the merger agreement was signed. Thereafter, a terminated transferred employee’s severance will be determined in accordance with Marshall & Ilsley’s severance plans as then in effect.

United Heritage’s 401(k) profit sharing plan will be merged into Marshall & Ilsley’s retirement program after the effective time of the merger. Until United Heritage’s 401(k) profit sharing plan is merged into Marshall & Ilsley’s retirement program, the transferred employees will be able to continue to make contributions in accordance with their elections and Marshall & Ilsley will make matching contributions on such amounts and discretionary contributions on a basis no less favorable than the matching and discretionary contributions made to Marshall & Ilsley’s retirement program.

Prior to the effective time of the merger, United Heritage will not make any discretionary employer contributions to its 401(k) profit sharing plan except as consistent with past practice. Unless otherwise agreed to by Marshall & Ilsley, such discretionary employer contributions may not exceed $40,000 in the aggregate.

Marshall & Ilsley has agreed to either (i) maintain the Code Section 125 plans of United Heritage and its subsidiaries (the “125 Plans”) for the remainder of the calendar year in which the effective time of the merger occurs, or (ii) terminate the 125 Plans after the effective time of the merger and either allow the transferred employees to participate in Marshall & Ilsley’s Code Section 125 Plan or adopt a new Code Section 125 plan (either a “New 125 Plan”) for the transferred employees who were participating in the 125 Plans and transfer the account balances of such employees under the 125 Plans to the New 125 Plan. Until the transferred employees are integrated into the New 125 Plan, the 125 Plans will remain in effect.

Additional Agreements

Marshall & Ilsley and United Heritage have further agreed, among other things, to:

•	give prompt notice to each other of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any of their respective representations or warranties to be untrue or inaccurate; and to give prompt notice of any failure to comply with or satisfy any of their respective covenants, conditions or agreements under the merger agreement; and

•	consult with each other before issuing any press release or making any public statements except as may be required by law, including disclosures required under federal securities laws.

United Heritage has further agreed to use all reasonable best efforts to assist Marshall & Ilsley in retaining United Heritage’s and its subsidiaries’ customers for the surviving corporation.

Marshall & Ilsley has further agreed to:

•	succeed to United Heritage’s obligations with respect to indemnification or exculpation existing in favor of the directors, officers, employees and agents of United Heritage and its subsidiaries as provided in United Heritage’s articles of incorporation, by-laws, or indemnification agreements with respect to matters occurring prior to the effective time of the merger;

•	use commercially reasonable best efforts to maintain an insurance policy for directors’ and officers’ liabilities for all present and former directors and officers of United Heritage covered by the policies existing on December 1, 2006 with respect to acts, omissions and other matters occurring prior to the effective time of the merger for a period of six years after the effective time of the merger or until Marshall & Ilsley’s cost of maintaining such insurance equals or exceeds 250% of the annual premium in effect on December 1, 2006; and

•	require that its successors or assigns, in the case of a merger, consolidation or transfer of all assets, maintain the indemnity and insurance obligations with respect to the indemnified parties as described above.

Conditions to Completion of the Merger

Marshall & Ilsley’s and United Heritage’s obligations to complete the merger are subject to the satisfaction or written waiver, where permissible, of a number of conditions including, among others, the following:

•	the Marshall & Ilsley common stock that is to be issued in the merger must be approved for listing on the NYSE and the registration statement filed with the SEC concurrently with this document must be effective;

•	the merger agreement must be approved by the holders of a majority of shares of common stock of United Heritage entitled to vote thereon;

•	the approval of the Federal Reserve Board must have been obtained without any condition that would have a material adverse effect on Marshall & Ilsley, and all conditions to such approval must have been satisfied and all waiting periods relating to the approval must have expired;

•	all statutory waiting periods under the HSR Act must have expired and Marshall & Ilsley must not have received any objections to the merger from the Federal Trade Commission or the U.S. Department of Justice;

•	the approval of the Florida Office of Financial Regulation must have been obtained without any condition that would have a material adverse effect on Marshall & Ilsley, all conditions to such approvals must have been satisfied, all waiting periods relating to the approvals must have expired and documents required to be filed with any state agency or recorded at the county level in connection with such approval must have been filed or recorded;

•	no governmental authority may have enacted, issued, promulgated, enforced or entered any law or order which is in effect preventing or prohibiting consummation of the transactions contemplated by the merger agreement or restricting the consummation of the transactions contemplated by the merger agreement in a manner that would have a material adverse effect on Marshall & Ilsley or United Heritage;

•	the representations and warranties of each party contained in the merger agreement must be true and correct in all material respects;

•	each party must have performed or complied in all material respects with all of its agreements and covenants in the merger agreement;

•	Marshall & Ilsley must have received, each in a form reasonably acceptable to it, a non-competition agreement executed by each of the non-employee directors, bank directors, executive officers and other key management employees of United Heritage and its subsidiaries identified in the merger agreement;

•	Marshall & Ilsley must have received a Consulting and Non-Competition Agreement from James L. Hewitt, a director of United Heritage, on mutually agreeable terms pursuant to which he will agree to serve as Chairman of the Marshall & Ilsley’s Orlando, Florida Advisory Board and to assist Marshall & Ilsley with business development and marketing activities in the United Heritage’s markets for a period of two years following the effective time of the merger;

•	each party must continue to possess all necessary approvals and all required consents, approvals and authorizations must be obtained and all required filings and notifications must be made by the parties;

•	no challenge to the merger or the right of Marshall & Ilsley to own or operate the business of United Heritage may be pending;

•	the parties must have received legal opinions relating to the merger and tax opinions stating that the merger will be treated as a tax-free reorganization under federal tax laws;

•	Marshall & Ilsley must have received comfort letters from Hacker, Johnson & Smith, PA, if requested;

•	Marshall & Ilsley must have received a signed affiliate agreement from each person identified as such;

•	there must not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the merger, by any governmental authority which imposes any condition or restriction upon Marshall & Ilsley or United Heritage or their respective subsidiaries (or the surviving corporation or its subsidiaries), which would materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement in such a manner as to render inadvisable the consummation of the merger; and

•	since December 1, 2006, the date of the merger agreement, there must not have been any material adverse effect on such party and its subsidiaries, taken as a whole.

We cannot assure you that the required regulatory approvals necessary to consummate the merger will be obtained, when they will be obtained, or whether all of the other conditions to the merger will be satisfied or waived by the party permitted to do so. As discussed below, if the merger is not completed on or before July 31, 2007 (or September 30, 2007 if the reason the merger is not completed by such date is due to the failure to obtain required regulatory approvals or the required waiting periods have not yet expired or been terminated), either Marshall & Ilsley or United Heritage may terminate the merger agreement, unless the failure to effect the merger by such date is due to the failure of the party seeking to terminate the merger agreement to comply with its obligations under the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of United Heritage, in any of the following ways:

•	by mutual written consent of United Heritage and Marshall & Ilsley;

•	by either United Heritage or Marshall & Ilsley, if the merger is not completed on or before July 31, 2007 (or September 30, 2007 if the reason the merger is not completed by such date is due to the failure to obtain required regulatory approvals or the required waiting periods have not yet expired or been terminated), unless the failure of the closing to occur by this date is due to a breach of the merger agreement by the party seeking to terminate the merger agreement;

•	by either United Heritage or Marshall & Ilsley, if a governmental authority has issued a non-appealable final order or taken some other action restraining, enjoining or otherwise prohibiting the merger;

•	by either United Heritage or Marshall & Ilsley, if United Heritage shareholders hold a meeting and the approval of the shareholders of United Heritage required for completion of the merger has not been obtained, provided that United Heritage may not terminate the merger agreement under this provision if the failure to obtain shareholder approval is caused by a breach of the merger agreement by United Heritage;

•	by either United Heritage or Marshall & Ilsley, if there has been a material breach of any of the representations, warranties, covenants or agreements of the other party to the merger agreement, which breach if unintentional and curable is not cured through exercise of the party’s commercially reasonable best efforts within ten days following written notice to the party committing the breach and which breach would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations, warranties and covenants described under “—Conditions to Completion of the Merger.”

•	by Marshall & Ilsley, if the United Heritage board of directors withdraws, amends or modifies in any manner adverse to Marshall & Ilsley, its approval or recommendation of the merger agreement or the merger, or that its shareholders approve the merger agreement and the merger or fails to include its recommendation in this proxy statement/prospectus;

•	by United Heritage if, prior to the vote of its shareholders, United Heritage has entered into a definitive agreement with respect to a more favorable or superior offer (as defined in the merger agreement) with a third party;

•	by either United Heritage or Marshall & Ilsley, if any of the conditions to the obligations of the party to complete the merger have not been satisfied or waived by such party at closing or the party reasonably determines that the timely satisfaction of any condition has become impossible or if there has been a material adverse effect on the other party;

•	by Marshall & Ilsley, if any person or persons holding of record or beneficially in the aggregate 5% or more of the outstanding shares of United Heritage common stock delivers a notice of intent to demand payment in respect of such shares in accordance with the FBCA appraisal rights statute; or

•	by United Heritage, if on the day immediately preceding the anticipated effective time of the merger, (i) the quotient determined by dividing the Final VWAP by $46.05 is less than 0.85; (ii) the quotient obtained by dividing the Final VWAP by $46.05 is less than the difference obtained by subtracting 0.15 from the quotient obtained by dividing the final index price by the initial index price, as such terms are defined in the merger agreement; and (iii) Marshall & Ilsley has not elected to exercise its right to increase the per share stock consideration under the terms of the merger agreement to an amount equal to the quotient obtained by dividing $39.14 by the Final VWAP.

Any termination of the merger agreement will be effective immediately upon the delivery of written notice by the terminating party to the other party, except that if either United Heritage or Marshall & Ilsley terminates the agreement due to the breach of any covenant or agreement by the other party, the termination will be effective ten days after the delivery of written notice by the terminating party to the other party.

Termination Fee

United Heritage will pay to Marshall & Ilsley a termination fee in the amount of $9 million plus Marshall & Ilsley’s reimbursable expenses if:

•	United Heritage has terminated the merger agreement prior to a shareholder vote and has entered into a definitive agreement with respect to a superior offer with a third party;

•	Marshall & Ilsley has terminated the merger agreement because United Heritage’s board of directors or a committee of its board of directors has withdrawn, amended or modified in a manner adverse to Marshall & Ilsley, its approval or recommendation of the merger agreement or the merger, or failed to include its recommendation that United Heritage shareholders vote for approval of the merger agreement and the merger in this proxy statement/prospectus, and within 12 months following the termination of the merger agreement an acquisition proposal is consummated or United Heritage enters into a contract providing for an acquisition proposal;

•	Marshall & Ilsley or United Heritage has terminated the merger agreement because the merger has not been consummated prior to July 31, 2007 (or September 30, 2007 if the reason the merger is not completed by such date is due to the failure to obtain the required regulatory approvals or the required waiting periods have not yet expired or been terminated) and prior to such termination:

•	United Heritage has not held a meeting of its shareholders,

•	this proxy statement/prospectus has been declared effective by the SEC at least 45 days prior to July 31, 2007 (or September 30, 2007, as explained above),

•	an acquisition proposal has been received by United Heritage and not withdrawn, and

•	within 12 months following the termination of the merger agreement, an acquisition proposal is consummated or United Heritage enters into a contract providing for an acquisition proposal; or

•	Marshall & Ilsley or United Heritage has terminated the merger agreement because the required approval of United Heritage shareholders was not obtained at a meeting of United Heritage shareholders where a final vote on a proposal to adopt the merger agreement was taken, prior to such termination an acquisition proposal has been received by United Heritage and not withdrawn, and within 12 months following the termination of the merger agreement, an acquisition proposal is consummated or United Heritage enters into a contract providing for an acquisition proposal.

Stockholder Voting Agreement

In order to induce Marshall & Ilsley to enter into the merger agreement, certain directors and executive officers of United Heritage who own, in the aggregate, approximately 14.6 percent of the outstanding shares of United Heritage common stock as of the record date, have each agreed that at any meeting of the shareholders of United Heritage or in connection with any written consent of the shareholders of United Heritage, such shareholder will vote all shares of United Heritage common stock held of record or beneficially owned by such shareholder (to the extent the shareholder has the right to vote or direct the voting of such shares):

•	in favor of the merger agreement and the merger; and

•	against any proposal relating to an acquisition proposal and against any action or agreement that would impede, frustrate, prevent or nullify the stockholder voting agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of United Heritage under the merger agreement or which would result in any of the conditions to the parties’ obligations to effect the merger described in the merger agreement not being fulfilled; such shareholder, may, however, vote his or her shares in favor of a superior offer that is submitted to United Heritage shareholders for approval, subject to certain conditions specified in the stockholder voting agreement.

Each shareholder who is a party to a stockholder voting agreement has agreed that, except as provided by the merger agreement and the stockholder voting agreement, such shareholder will not:

•	offer to transfer, transfer or consent to transfer of any or all shares of United Heritage common stock beneficially owned by such shareholder or any interest therein without the prior written consent of Marshall & Ilsley;

•	enter into any contract, option or other agreement or understanding with respect to any transfer of any or all shares of United Heritage common stock beneficially owned by such shareholder or any interest therein;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any or all shares of United Heritage common stock beneficially owned by such shareholder, except to vote such shares in accordance with the stockholder voting agreement;

•	deposit into a voting trust or enter into a voting agreement or arrangement with respect to any or all shares of United Heritage common stock beneficially owned by such shareholder; or

•	take any other action that would cause any representation or warranty made under the stockholder voting agreement to become untrue or incorrect or in any way restrict, limit or interfere with the performance of such shareholder’s obligations or transactions contemplated by the stockholder voting agreement and the merger agreement.

Except to the extent a shareholder, or any officer or affiliate of a shareholder, is a director of United Heritage and is acting solely in such capacity or is exercising his or her fiduciary duties as a United Heritage director (to the extent permitted in the merger agreement), each shareholder who is a party to a stockholder voting agreement has agreed that such shareholder shall not encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide information to or otherwise take any action to assist or facilitate, any person concerning any acquisition proposal. Each shareholder has agreed to cease any such existing activities and to immediately communicate to Marshall & Ilsley the terms of any acquisition proposal and the identity of the person making such an acquisition proposal or inquiry.

Each shareholder who is a party to a stockholder voting agreement has waived any rights to exercise appraisal and dissenters’ rights under Florida law.

Each shareholder who is a party to a stockholder voting agreement has agreed to take all actions necessary to consummate and make effective the transactions contemplated by the stockholder voting agreement and the merger agreement.

The stockholder voting agreement with respect to each shareholder will terminate upon the earliest of:

•	the effective time of the merger; or

•	the termination of the merger agreement.

MARSHALL & ILSLEY CORPORATION

Description of Business

Marshall & Ilsley Corporation, incorporated in Wisconsin in 1959, is a registered bank holding company under the Bank Holding Company Act of 1956 and a financial holding company under the Gramm-Leach-Bliley Act. As of December 31, 2006, Marshall & Ilsley had consolidated total assets of approximately $56.2 billion and consolidated total deposits of approximately $34.1 billion, making Marshall & Ilsley the largest bank holding company headquartered in Wisconsin.

Marshall & Ilsley’s principal assets are the stock of its bank and non-bank subsidiaries, which, as of December 31, 2006, included Metavante, five bank, federal savings bank and trust company subsidiaries and a number of companies engaged in businesses that the Federal Reserve Board has determined to be closely-related or incidental to the business of banking. Marshall & Ilsley provides its subsidiaries with financial and managerial assistance in such areas as budgeting, tax planning, compliance assistance, asset and liability management, investment administration and portfolio planning, business development, advertising and human resources management.

Generally, Marshall & Ilsley organizes its business segments based on legal entities. Each entity offers a variety of products and services to meet the needs of its customers and the particular market served. Based on the way Marshall & Ilsley organizes its business, it has two reportable segments: Banking and Data Services (or Metavante). Banking consists of accepting deposits, making loans and providing other services such as cash management, foreign exchange and correspondent banking to a variety of commercial and retail customers. Data

Services consists of providing data processing services, developing and selling software and providing consulting services to financial services companies, including our affiliates, as well as providing credit card merchant services. Marshall & Ilsley’s primary other business segments include Trust Services, Mortgage Banking (residential and commercial), Capital Markets Group, Brokerage and Insurance Services, and Commercial Leasing.

Marshall & Ilsley’s bank and savings association subsidiaries provide a full range of banking services to individuals, businesses and governments throughout Wisconsin, in the Phoenix and Tucson, Arizona metropolitan areas, Minneapolis/St. Paul and Duluth, Minnesota, the greater St. Louis, Missouri area, Kansas City and nearby communities in Missouri and Kansas, Tulsa, Oklahoma, Las Vegas, Nevada and Naples and Bonita Springs, Florida, as well as on the Internet. These subsidiaries offer retail, institutional, international, business and correspondent banking, investment and trust services through the operation of 195 banking offices in Wisconsin, 46 offices in Arizona, 18 offices in Minnesota, 17 offices in Kansas City, 15 offices in St. Louis, 17 offices in Florida, three offices in Oklahoma and one office in Nevada. Marshall & Ilsley’s bank and saving association subsidiaries hold a significant portion of their mortgage and investment portfolios indirectly through their ownership interests in direct and indirect subsidiaries. M&I Marshall & Ilsley Bank is Marshall & Ilsley’s largest bank subsidiary, with consolidated assets as of December 31, 2006 of approximately $48 billion.

Metavante is a major supplier of financial and data processing services and software to banking, financial services and related organizations. Metavante provides integrated products and services to financial services providers that enable them to initiate and process a broad range of financial transactions electronically, including through the Internet. Metavante’s integrated financial transaction processing, outsourcing, software and consulting products and services provide virtually all of the technology that a financial services provider needs to run its operations. As of December 31, 2006, Metavante had over 8,200 clients in the United States and abroad, including large banks, mid-tier and community banks, Internet banks and non-traditional financial services providers.

Marshall & Ilsley’s other non-bank subsidiaries operate a variety of bank-related businesses, including those providing investment management services, insurance services, trust services, equipment lease financing, commercial and residential mortgage banking, home equity financing, venture capital, brokerage services and financial advisory services.

As a registered bank holding company, Marshall & Ilsley is subject to regulation and examination by various state and federal governmental regulatory agencies.

Additional Information

Information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions, and other related matters concerning Marshall & Ilsley is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2005. Marshall & Ilsley’s Annual Report on Form 10-K is incorporated by reference into this document. United Heritage shareholders who would like a copy of this annual report or any document incorporated by reference into the report may contact Marshall & Ilsley at the address or telephone number provided under “Where You Can Find More Information” beginning on page 75.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC.

Description of Business

United Heritage was incorporated under the laws of the State of Florida on April 15, 2002. The Company is a registered bank holding company under the Bank Holding Company Act of 1956 and owns 100% of the common stock of United Heritage Bank. The Bank commenced operations in March 2001. On January 13, 2003, United Heritage acquired Community United Bank, which commenced operations in August 1999 in a purchase transaction. During 2004, Community United Bank was merged into the Bank, resulting in a one-bank holding company structure. As of September 30, 2006, United Heritage had consolidated total assets of approximately $736 million and consolidated total deposits of approximately $630 million.

United Heritage provides a range of consumer and commercial banking services to individuals, businesses and industries in the Orange and Seminole Counties area of Florida. The basic services offered by United Heritage include demand interest-bearing and noninterest-bearing accounts, money-market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, money orders, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, and banking by mail. In addition, United Heritage primarily makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. United Heritage provides automated teller machine (ATM) cards, as a part of the STAR ATM Network, thereby permitting customers to utilize the convenience of larger ATM networks. In addition to the STAR ATM Network, the Bank also provides the Presto system for ATM use. In addition to the foregoing services, United Heritage provides customers with extended banking hours. United Heritage does not have trust powers and, accordingly, no trust services are provided.

The revenues of United Heritage are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment securities and short-term investments. The principal sources of funds for United Heritage’s lending activities are its deposits, repayment of loans, and the maturity of investment securities. The principal expenses of United Heritage are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, United Heritage’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Board of Governors of the Federal Reserve System. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. United Heritage faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

Additional Information

Information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions, and other related matters concerning United Heritage is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2005. United Heritage’s Annual Report on Form 10-K is incorporated by reference into this document. United Heritage shareholders who would like a copy of this annual report or any document incorporated by reference into the report may contact United Heritage at the address or telephone number provided under “Where You Can Find More Information” beginning on page 75.

COMPARATIVE RIGHTS OF SHAREHOLDERS

The rights of United Heritage shareholders are currently governed by the Florida Business Corporation Act, the FBCA, United Heritage’s articles of incorporation and United Heritage’s bylaws. At the effective time of the merger, United Heritage shareholders will become Marshall & Ilsley shareholders and their rights will be determined by the Wisconsin Business Corporation Law, or the WBCL, Marshall & Ilsley’s restated articles of incorporation and Marshall & Ilsley’s by-laws. The following is a summary of the material differences between the rights of United Heritage shareholders and the rights of Marshall & Ilsley shareholders. It is not a complete statement of the provisions affecting and the differences between the rights of United Heritage shareholders and those of Marshall & Ilsley shareholders. This summary is qualified in its entirety by reference to the FBCA, WBCL, United Heritage’s amended articles of incorporation and bylaws, and Marshall & Ilsley’s restated articles of incorporation and by-laws.

Authorized Capital Stock

United Heritage	Marshall & Ilsley

Authorized: 20,000,000 shares of common stock. 3,000,000 shares of preferred stock. Outstanding as of December 1, 2006: 4,953,615 shares of common stock No shares of preferred stock.

Authorized:

700,000,000 shares of common stock.

5,000,000 shares of preferred stock, of which

2,000,000 shares are designated as Series A

Convertible Preferred Stock.

Outstanding as of November 28, 2006:

261,694,319 shares of common stock.

No shares of preferred stock.

Size of Board of Directors

United Heritage	Marshall & Ilsley

The FBCA provides that a corporation shall have one or more directors and that the number shall be fixed in accordance with the articles of incorporation or the bylaws. The number of directors may be increased or decreased from time to time by amendment to, or in the manner provided in, the articles of incorporation or the bylaws. United Heritage’s articles of incorporation provide for the United Heritage board to consist of not less than one director, and allow the exact number of directors to be fixed by United Heritage’s bylaws. United Heritage’s bylaws provide for the United Heritage board to consist of three directors, and that the number of directors can be increased or decreased by a resolution of the board.

There are currently five directors on United Heritage’s board.

Marshall & Ilsley’s articles of incorporation provide that the number of directors constituting the board of directors shall be fixed by a majority vote of the board of directors, but shall not be less than three. By resolution of Marshall & Ilsley’s board of directors, there are currently 18 members on Marshall & Ilsley’s board.

Cumulative Voting

Cumulative voting entitles each holder of shares of stock to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each holder of shares of stock may cast all of his or her votes for one nominee or distribute them among two or more nominees. The candidates, up to the number of directors to be elected, receiving the highest number of votes are elected.

United Heritage	Marshall & Ilsley

Under the FBCA, shareholders do not have cumulative voting rights in the election of directors unless the articles of incorporation so provide.

United Heritage’s articles of incorporation state that shareholders are not entitled to cumulative voting rights.

Under the WBCL, shareholders do not have the right to cumulate their votes for directors, unless the articles of incorporation provide for cumulative voting. Marshall & Ilsley’s articles of incorporation do not provide for cumulative voting.

Class of Directors

United Heritage	Marshall & Ilsley

The FBCA provides that directors of a Florida corporation may be divided into one, two, or three classes if provided by the articles of incorporation or a bylaw, with the number of directors of each class being as nearly as equal as possible. United Heritage does not have a classified board of directors.

The WBCL provides that directors of a Wisconsin corporation may be divided into two or three classes if provided by the articles of incorporation. Marshall & Ilsley’s board of directors is divided into three classes and each director serves for a three-year term or until his or her successor is elected and qualified.

Qualifications of Directors

United Heritage	Marshall & Ilsley

Under the FBCA, a director must be natural person who is 18 years of age or older, but need not be a resident of the state of Florida or a shareholder of the corporation unless the articles of incorporation or bylaws so provide.

United Heritage’s bylaws provide that directors must be natural persons who are 18 years of age or older, but need not be residents of the state of Florida or shareholders of United Heritage.

Under the WBCL, a director is not required to be a resident of the state of Wisconsin or a shareholder of the corporation. Marshall & Ilsley’s by-laws provide that Marshall & Ilsley directors do not need to be residents of Wisconsin or Marshall & Ilsley shareholders, but that no person is eligible for election to the board after the age of 72, unless this limitation is waived by the board.

Filling Vacancies on the Board

United Heritage	Marshall & Ilsley

The FBCA provides that a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors, or by the shareholders, unless the articles of incorporation provide otherwise.

United Heritage’s bylaws provide that any vacancy occurring in the board of directors, including a vacancy from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, until the next election of directors by the shareholders.

The WBCL provides that unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors it may be filled by any of the following: (i) the shareholders; (ii) the board of directors; or (iii) if the directors remaining in office constitute fewer than a quorum of the board, the directors, by an affirmative vote of the majority of all directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by shareholders. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director may not take office until that vacancy occurs. Marshall & Ilsley’s by-laws provide that any vacancy in the board for whatever reason, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum, or by a sole remaining director, for the remaining term of directors of the class to which he has been elected and until his successor shall be elected and shall qualify.

Removal of Directors

United Heritage	Marshall & Ilsley

Under the FBCA, shareholders may remove one or more directors with or without cause, unless the articles of incorporation provide that directors may be removed only for cause, at a meeting of the shareholders provided that the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove such director. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove him or her.

United Heritage’s bylaws provide that the shareholders may remove one or more directors with or without cause at a meeting of shareholders, provided that the notice of meeting states that the purpose, or one of the purposes, of the meeting is removal of the director.

The WBCL provides that shareholders of a corporation may remove a director with or without cause, unless the corporation’s articles of incorporation or by-laws provide that a director may only be removed for cause. Marshall & Ilsley’s articles of incorporation provide that a director may only be removed for cause and by an affirmative vote of two-thirds of the outstanding shares entitled to vote at a meeting of shareholders called for such purpose. “Cause” means solely malfeasance arising from the performance of a director’s duties which has a material adverse effect on Marshall & Ilsley’s business.

Nomination of Directors for Election

United Heritage	Marshall & Ilsley

No procedure is set forth in United Heritage’s articles of incorporation or bylaws for the nomination of directors for election.

Marshall & Ilsley’s by-laws provide that if a shareholder wishes to nominate a person for election as a director, then the shareholder must give timely notice of the nomination to Marshall & Ilsley. In order to be timely, a notice must be received by Marshall & Ilsley not less than 90 days before the anniversary date of the annual meeting of shareholders in the immediately preceding year. Notices given by shareholders must be in writing and contain information regarding the nominee to the board of directors, the shareholder bringing the nomination and other information specified in Marshall & Ilsley’s by-laws.

Anti-Takeover Provisions

United Heritage	Marshall & Ilsley

The FBCA protects domestic corporations from hostile takeovers and abusive tactics by preventing a person from engaging in specified transactions with the corporation or from taking specific actions after that person has acquired a significant portion of the corporation’s shares. These protections fall into two categories:

•        the affiliated transaction statute, which regulates specified types of transactions with interested shareholders;

•        the control share statute, which regulates the voting power of shares held by specified large shareholders.

Affiliated Transaction Statute.    Under the FBCA, any affiliated transaction with an interested shareholder, its affiliates or its associates must be approved by an affirmative vote of the holders of two-thirds of the voting shares of a Florida corporation that are not owned by the interested shareholder. However, this approval is not required if:

•        a majority of the disinterested directors has approved the affiliated transaction;

•        the corporation has not more than 300 shareholders of record at any time during the three years preceding the announcement of the affiliated transaction;

The WBCL protects domestic corporations from hostile takeovers and abusive takeover tactics by preventing a person from engaging in specified transactions with the corporation or from taking specific actions after that person has acquired a significant portion of the corporation’s shares. These protections fall into three categories:

•     the business combination statute, which regulates specified types of transactions with interested stockholders;

•     the fair price statute, which regulates the price at which large shareholders may acquire the remaining shares of the corporation; and

•     the control share statute, which regulates the voting power of shares held by specified large shareholders.

The following section summarizes each of these statutes.

Business combination statute.    The WBCL prohibits business combinations between some Wisconsin corporations, including Marshall & Ilsley, and a person who is an interested stockholder. This prohibition lasts for three years after the date on which that person became an interested stockholder. Business combinations include mergers, share

•        the interested shareholder has been the beneficial owner of at least 80% of the outstanding voting shares for at least five years preceding the announcement of the affiliated transaction;

•        the interested person is the beneficial owner of at least 90% of the outstanding voting shares, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors;

•        the corporation is an investment company registered under the Investment Company Act of 1940; or

•        the consideration to be received by holders of the stock meets minimum levels determined by a formula under the FBCA, generally the highest price paid by the interested shareholder for any shares previously acquired;

For the purpose of this provision of the FBCA, an affiliated transaction includes mergers and share exchanges, sales of corporate assets or stock, certain reclassifications and recapitalizations, liquidation or dissolution of the corporation and loans or other financial assistance. An interested shareholder is any person who is the beneficial owner of more than 10 percent of the outstanding voting shares.

The affiliated transaction statute does not apply to the merger, because the merger is not an affiliated transaction with an interested shareholder within the meaning of the affiliated transaction statute and because the merger was approved by the board of directors of United Heritage.

Control Share Acquisitions.    The FBCA restricts the voting rights of shares when those shares are acquired by a party who, after any acquisition of shares of an issuing public corporation, has the power when added to all shares of the same corporation already owned or controlled by the acquiring person to exercise or direct the exercise of the voting power in the election of directors of (i) 20% or more but less than 33 1/3% of all voting power, (ii) 33 1/3% but less than a majority of all voting power, or (iii) a majority or more of all voting power. The FBCA provides that the acquired shares will, upon the acquisition, cease to have any voting rights. The acquiring party may, however, petition a Florida corporation to have voting rights reassigned to exchanges, sales of assets, liquidations, dissolutions, and specified types of stock transactions and stock issuances. An interested stockholder is a person who owns at least 10 percent of the voting power of the corporation’s outstanding shares or who is an affiliate or associate of the corporation and owned at least 10 percent of the voting power of the corporation’s then outstanding shares at any time within the prior three-year period. The prohibition on business combinations does not apply if the corporation’s board of directors approves either the business combination or the share acquisition that caused the person to be designated as an interested stockholder. The board of directors’ approval must be given before the date on which a person becomes an interested stockholder. The prohibition on business combinations continues after the initial three-year period unless:

•        the corporation’s board of directors approved the share acquisition that caused the interested stockholder to be designated as an interested stockholder;

•        a majority of the corporation’s shareholders, excluding the interested stockholder, approve the business combination;

•        the interested stockholder pays a fair price, as defined in the WBCL, for the shares it acquires in the business combination; or

•        the business combination is specifically excluded from the prohibition on business combinations by the WBCL.

The business combination statutes do not apply to the merger, because the merger is not a business combination with an interested stockholder within the meaning of the business combination statute.

Fair price statute.    The WBCL requires that business combinations between some Wisconsin corporations, including Marshall & Ilsley, and a person designated as a significant shareholder must be approved by 80 percent of all of the corporation’s shareholders and two-thirds of all of the corporation’s shareholders other than the significant shareholder. This requirement does not apply if the corporation’s shareholders receive a fair price, as defined in the statute, for their shares from the significant shareholder in the business combination. A significant shareholder is a person who owns, the shares by a resolution of a majority of the remaining shareholders for each class and series of stock.

This statutes does not alter the voting rights of any stock of the corporation acquired in the following manner:

•        under the laws of intestate succession or by gift or testamentary transfer;

•        through the satisfaction of a pledge or other security interest created in good faith and not for the purposes of circumventing the FBCA;

•        through either a merger or share exchange if a Florida corporation is a party to the agreement or plan of merger or share exchange;

•        under any savings, employee stock ownership or other benefit plan of a Florida corporation; or

•        through an acquisition of shares specifically approved by the board of directors before the acquisition.

A Florida corporation may exempt itself from application of the statute by including a provision in its articles of incorporation or bylaws expressly electing not to be covered by the statute. United Heritage’s articles of incorporation and bylaws do not contain any such provision, and consequently, the control share acquisition statute is applicable to a control share acquisition of United Heritage.

The control share acquisition statute will not alter the voting rights of United Heritage common stock acquired by Marshall & Ilsley because such rights will be acquired through a merger to which United Heritage is a party.

directly or indirectly, 10 percent or more of the voting power of the corporation’s outstanding shares or who is an affiliate of the corporation and owned, directly or indirectly, at least 10 percent of the voting power of the corporation’s then outstanding shares at any time within the prior two-year period.

The fair price statute does not apply to the merger, because the merger is not a business combination with a significant shareholder within the meaning of the fair price statute.

Control share statute.    Under the WBCL, unless otherwise provided in a resident corporation’s securities or upon exercise of options or warrants, then the voting power of the shares held by that person in excess of 20 percent of the voting power in the election of directors is reduced to 10 percent of the voting power the excess shares would otherwise have had. The full voting power of the excess shares may be restored by a vote of a majority of the corporation’s shares. The person seeking restoration of full voting power may vote on this resolution.

In addition to any other approvals required by law and by the articles of incorporation and by-laws, Marshall & Ilsley’s articles of incorporation require that business combinations between Marshall & Ilsley and an interested stockholder be approved by:

•        the holders of 80 percent of Marshall & Ilsley’s shares entitled to vote in the election of directors; or

•        the holders of two-thirds of Marshall & Ilsley’s shares, other than the interested stockholder.

This requirement does not apply if a business combination with an interested stockholder is approved by a majority of disinterested directors or the shareholders receive a fair price, as defined in the articles of incorporation, for their shares and certain other conditions are satisfied. Business combinations under Marshall & Ilsley’s articles of incorporation generally include: mergers; consolidations; any sale, lease, exchange, mortgage, pledge, transfer or other disposition of $25,000,000 or more in assets; the issuance or transfer of $25,000,000 or more in securities; liquidations, dissolutions, and reclassifications, recapitalizations and other transactions that have the effect of increasing the proportionate ownership interest of an interested stockholder. An interested stockholder is a person who owns at least 10 percent of Marshall & Ilsley’s shares or who is an affiliate or associate of Marshall & Ilsley and owned at least 10 percent of Marshall & Ilsley’s shares at any time within the prior two-year period. A disinterested director means a director who is not affiliated with the interested stockholder and who was either a director before the person became an interested stockholder or was elected or recommended for election by a majority of disinterested directors.

Shareholder Rights Plan

United Heritage	Marshall & Ilsley

United Heritage does not have a shareholder rights plan.	Marshall & Ilsley does not have a shareholder rights plan.

Shareholders’ Meeting

United Heritage	Marshall & Ilsley

Annual Meetings.    Under the FBCA, a corporation must hold an annual meeting of shareholders at a time stated in or fixed in accordance with its bylaws. United Heritage’s bylaws provide for an annual meeting to be held following the end of United Heritage’s fiscal year, but no later than thirteen months after the last preceding annual meeting of shareholders, at such time as shall be determined by the board of directors.

Special Meetings.    The FBCA provides that a special meeting of shareholders can be called by (i) a corporation’s board of directors, (ii) the persons authorized by the articles of incorporation or bylaws, or (iii) the holders of not less than 10% of all votes entitled to be cast on any issue to be considered at the proposed special meeting, unless the corporation’s articles of incorporation require a higher percentage of votes, up to a maximum of 50%, to call a special meeting of shareholders. United Heritage’s bylaws provide that a special meeting of shareholders shall be held when directed by the chairman of the board, the president or the board of directors, or when requested in writing by the holders of not less than 50% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.

Place of Meeting.    Under the FBCA, annual meetings and special shareholder meetings may be held in or out of the state of Florida at a place stated in or

Annual and Special Meetings.    Under the WBCL, a corporation must hold an annual meeting of shareholders at a time specified in its by-laws and may hold special meetings. Marshall & Ilsley’s by-laws provide for an annual meeting to be held on the fourth Tuesday of April of each year, or on a different date determined by the board of directors.

Under Wisconsin corporate law, a special meeting of shareholders may be called by the board of directors, by any person authorized by the articles of incorporation or by-laws to call a special meeting or upon the written demand of the holders of 10 percent of the votes entitled to be cast on any issue proposed to be considered at the special meeting. Marshall & Ilsley’s by-laws provide that a special meeting of the shareholders may be called only by the chief executive officer or the president pursuant to a resolution approved by at least three-quarters of the board, except as otherwise provided by the WBCL.

Place of Meeting.    Marshall & Ilsley’s by-laws provide that the annual meeting of shareholders shall be held either at Marshall & Ilsley’s principal office or at another place selected by Marshall & Ilsley’s board of directors.

fixed in accordance with the bylaws, or when not inconsistent with the bylaws, stated in the notice of annual meeting. United Heritage’s bylaws provide that the annual meeting and any special shareholder meetings shall be held at United Heritage’s principal office unless otherwise stated in the notice of annual meeting.

Attendance and Voting.    The FBCA provides that shareholders entitled to vote at a meeting may attend and vote at the meeting in person or by proxy. Unless the articles of incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. A shareholder may appoint a proxy to vote or otherwise act for the shareholder by signing an appointment form or by electronic transmission including, but not limited to, a facsimile or electronic signature. Under the FBCA, if authorized by the board of directors, and subject to such guidelines and procedures as the board of directors may adopt, shareholders and proxyholders not physically present at an annual or special shareholder meeting may, by means of remote communication: (i) participate in an annual or special meeting of shareholders, and (ii) be deemed present in person and vote at the meeting. United Heritage’s bylaws provide that each outstanding share, regardless of class, is entitled to one vote on each matter submitted to vote at a meeting of shareholders. The shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment form, either personally or by his attorney in fact An executed telegram, photographic, photostatic, telecopy or equivalent reproduction of an appointment form is a sufficient appointment form.

Quorum.    The FBCA provides that unless the articles of incorporation or this act provides otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter. The FBCA also provides that the articles of incorporation may increase or decrease the quorum requirement, except that the quorum may not be less than one-third of the shares entitled to vote. Under United Heritage’s bylaws, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting of shareholders.

Attendance and Voting.    The WBCL provides that shareholders entitled to vote at a meeting may attend and vote at the meeting in person or by proxy. The WBCL provides that unless the articles of incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholder’s meeting. A shareholder may appoint a proxy in writing or by transmitting or authorizing the transmission of an electronic transmission of the appointment including over the internet or by telephone, fax or telegram. Each share of Marshall & Ilsley common stock is entitled to one vote. Marshall & Ilsley’s articles of incorporation entitle the board of directors to fix the term of voting rights for each holder of preferred stock. Marshall & Ilsley’s by-laws provide that a shareholder may appoint a proxy to vote or otherwise act for the shareholder (i) by signing an appointment form by any reasonable means, including by facsimile signature, (ii) by transmitting, or authorizing the transmission of, an electronic transmission of appointment, or (iii) by any other means permitted by the WBCL.

Quorum.    The WBCL provides that unless the articles of incorporation or by-laws provide otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of the voting group for action on that matter. Under Marshall & Ilsley’s by-laws, the presence in person or by proxy of the holders of record of a majority of the shares entitled to be cast on a matter by a voting group constitutes a quorum of that voting group for action on that matter.

Shareholder Action Without a Meeting

United Heritage	Marshall & Ilsley

Under both the FBCA and United Heritage’s bylaws, unless otherwise provided by the articles of incorporation, action required or permitted to be taken at an annual or special shareholder meeting may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted and such action is evidenced by written consents signed by each shareholder.

Under the WBCL, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting: (i) without action by the board of directors, by all shareholders entitled to vote on the action; or (ii) if the articles of incorporation so provide, by shareholders who would be entitled to vote at a meeting those shares with voting power to cast not less than the minimum number or, in the case of voting by voting groups, numbers of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Marshall & Ilsley’s articles of incorporation do not provide for shareholder action without a meeting except by unanimous consent.

Submission of Shareholder Proposals

United Heritage	Marshall llsley

United Heritage’s articles of incorporation and bylaws do not set forth a procedure to be followed by a shareholder that wishes to bring business before the annual meeting.

Marshall & Ilsley’s by-laws provide that if a shareholder wishes to bring business before a meeting, then the shareholder must give timely notice of the business to Marshall & Ilsley. In order to be timely, a notice must:

•        be received by Marshall & Ilsley not less than 90 days before the anniversary date of the annual meeting of shareholders in the immediately preceding year; and

•        contain specified information, including a description of the business to be brought before the meeting and information about the shareholder making the proposal. In addition, any such shareholder shall be required to provide such further information as may be requested by Marshall & Ilsley in order to comply with federal securities laws, rules and regulations.

Notices given by shareholders must be in writing.

Notice of Shareholder Meetings

United Heritage	Marshall & Ilsley

Under the FBCA and United Heritage’s bylaws, a corporation shall notify shareholders of the date, time, and place of each annual and special meeting of shareholders no fewer than 10 or more than 60 days before the meeting date. Such notice may be communicated or delivered to the shareholder in person, or by telegraph, teletype or other form of electronic communication, or by mail. Under the FBCA, notice of a special shareholder meeting must include a description of the purpose or purposes for which the meeting is called.

Under the WBCL, a Wisconsin corporation must notify its shareholders of an annual or special meeting not less than 10 nor more than 60 days before the meeting, unless the corporation’s articles of incorporation or by-laws provide otherwise. Marshall & Ilsley’s by-laws provide that notice of an annual meeting or a special meeting must be delivered not less than 10 nor more than 60 days before the date of the meeting. Marshall & Ilsley’s by-laws require that notice of a meeting must state the place, date and time of the meeting and that notice of a special meeting must also state the purpose or purposes for which the meeting is called. Notice may be communicated in person, by telephone, telegraph, teletype, facsimile or other forms of wire or wireless communication, by mail or private carrier, or by electronic transmission.

Shareholder Vote Required for Mergers

United Heritage	Marshall & Ilsley

The FBCA provides that a merger to which a Florida corporation is a party must be approved by the board of directors and, unless provided otherwise by the articles of incorporation or the board of directors, by each class entitled to vote on the plan by a majority of all the votes entitled to be cast on the plan by that class.

Under United Heritage’s bylaws, if a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action.

Approval of this merger would, therefore, require an affirmative vote by the holders, in aggregate, of at least 2,516,871 shares of United Heritage common stock as of the record date.

The WBCL provides that a merger to which a Wisconsin corporation is a party must be approved by the directors and by the affirmative vote of the holders of a majority of the shares entitled to vote on the merger and the affirmative vote of the holders of a majority of the shares of each class or series entitled to vote separately on the merger, if any. Approval of a plan of merger by the shareholders of the surviving corporation is not required if:

•       the articles of incorporation of the surviving corporation will not differ, except for limited changes;

•       the number of shares and the rights and preferences of the shares held by the surviving corporation’s shareholders prior to the merger will not change immediately after the merger; and

•       the number of voting shares of stock of the surviving corporation outstanding immediately after the merger plus the number of voting shares issuable as a result of the merger will not exceed by more than 20 percent the total number of voting shares of stock of the surviving corporation outstanding immediately before the merger.

Because each of the requirements above is met, the approval of the merger by the shareholders of Marshall & Ilsley is not required.

Dividends

United Heritage	Marshall & Ilsley

The FBCA provides that, except as provided in the articles of incorporation, the board of directors of a Florida corporation may make distributions to its shareholders, unless either of the following is true:

•        after the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business; or

•        the corporation’s total assets after the distribution would be less than the sum of its total liabilities, plus (unless the articles of incorporation provide otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Under the WBCL, distributions are paid at the discretion of the board of directors of a Wisconsin corporation. The board may authorize, and the corporation may make, distributions to its shareholders, including in connection with the repurchase of the corporation’s shares, in amounts determined by the board, unless:

•        after the distribution the corporation would not be able to pay its debts as they become due in the usual course of business; or

•        the corporation’s total assets after the distribution would be less than the sum of its total liabilities, plus, unless the articles of incorporation provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution, if the corporation were to be dissolved at the time of distribution.

Dissenters’ Rights

United Heritage	Marshall & Ilsley

Under the FBCA, a shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of certain corporate actions, including consummation of a plan of merger. United Heritage’s articles of incorporation and bylaws do not include provisions relating to appraisal rights.

Because United Heritage is not the surviving corporation in the merger, appraisal rights are available. See “The Merger–Dissenters’ Rights” on page 38.

Under the WBCL, a shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of specified mergers, share exchanges and transactions involving the sale of all or substantially all of the corporation’s property other than in the usual and regular course of business. However, dissenters’ rights generally are not available to holders of shares, such as Marshall & Ilsley shares, that are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotations System, unless the corporation’s articles of incorporation provide otherwise. Because Marshall & Ilsley shareholders do not have the right to vote on the merger, its shareholders do not have dissenters’ rights with respect to the merger under Wisconsin corporate law. Marshall & Ilsley’s articles of incorporation and by-laws do not provide for dissenters’ rights other than those rights designated by the WBCL.

Shareholder Preemptive Rights

United Heritage	Marshall & Ilsley

Under the FBCA, shareholders do not have preemptive rights to acquire the corporation’s unissued shares, unless the articles of incorporation provide otherwise. United Heritage’s articles of incorporation provide that no holder of capital stock shall have any preemptive or preferential rights.

Under the WBCL, subject to specified limitations, holders of shares of a class authorized before 1991 have preemptive rights to acquire a corporation’s unissued shares or other securities convertible into unissued shares, unless the articles of incorporation provide otherwise. Marshall & Ilsley’s articles of incorporation provide that no holder of its capital stock has or will have any preemptive rights.

Shareholder Class Voting Rights

United Heritage	Marshall & Ilsley

The FBCA provides that, with respect to amendments to the articles of incorporation, holders of the outstanding shares of a class are entitled to vote as a class if the rights of the class are affected by the proposed amendment.

Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Unless the articles of incorporation or this act provides otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter.

Under Sections 180.1004 and 180.1103 of the WBCL, holders of a particular class of shares are entitled to vote as a separate class if the rights of that class are affected in various respects by mergers, consolidations or amendments to the articles of incorporation. Under Section 180.1003 of the WBCL, the presence or absence of dissenters’ rights for a voting group affects the right of that group to vote on amendments to a corporation’s articles of incorporation. If a voting group would have dissenters’ rights as a result of the amendment, then a majority of the votes entitled to be cast by that voting group is required for adoption of the amendment.

Indemnification

United Heritage	Marshall & Ilsley

Under the FBCA and United Heritage bylaws, a corporation shall have the power to indemnify its directors, officers, employees or agents against liability incurred in a proceeding to which the person is or was a party because he or she was an officer or director of the corporation. These indemnification rights apply if the director, officer, employee or agent:

•        acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of the corporation;

•        as to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, the FBCA and United Heritage bylaws permit United Heritage to indemnify and hold harmless

The WBCL requires a corporation to indemnify a director or officer to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses that he or she incurred in the proceeding if the director or officer was a party because he or she is or was a director or officer of the corporation. Indemnification is also required in other instances, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation, and the breach or failure to perform constitutes any of the following:

•        a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

a director, officer, employee or agent who is a party in a proceeding by or in the right of United Heritage to procure a judgment against expenses or other amounts actually and reasonably incurred in connection with defense or settlement of the proceeding. United Heritage shall provide the indemnification if the director, officer, employee or agent has acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of United Heritage. United Heritage will not provide indemnification where there is adjudication of liability, unless the court determines that the director, officer, employee or agent is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any proceeding described above, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

Any indemnification under the provisions described above shall be made by United Heritage only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination, in addition to an evaluation of the reasonableness of expenses and authorization of indemnification, shall be made:

•        by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

•        by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding;

•        by independent legal counsel selected by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or the committee described above, or if no such quorum or committee can be obtained, by a majority vote of the full board of directors; or

•        by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceedings, or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

•        a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful

•        a transaction from which the director or officer derived an improper personal benefit; or

•        willful misconduct.

The WBCL allows a corporation to limit its obligation to indemnify directors and officers, but Marshall & Ilsley’s articles of incorporation do not limit Marshall & Ilsley’s obligation to indemnify its directors and officers.

A corporation may provide directors and officers additional rights to indemnification, except for conduct described above, under any of the following: (i) the articles of incorporation or by-laws; (ii) a written agreement between the director or officer and the corporation; (iii) by a resolution adopted by the board of directors; or (iv) by a resolution that is adopted, after notice, by a majority vote of all of the corporation’s voting shares then issued and outstanding.

Marshall & Ilsley’s by-laws provide for indemnification of its directors and officers to the fullest extent permitted by law and set forth procedural requirements for requesting indemnification. Marshall & Ilsley’s by-laws provide that an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited. The WBCL provides that reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by a corporation at such time as the director or officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

The FBCA and United Heritage bylaws further provide that United Heritage may pay expenses incurred in defending any proceeding in advance of the final disposition if the director, officer, employee or agent agrees to repay the amount if it is ultimately determined that the director, officer, employee or agent is not entitled to be indemnified.

The indemnification and advancement of expenses provided under the FBCA and United Heritage bylaws are not exclusive, and United Heritage may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

•        a violation of criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•        a transaction from which the director, officer, employee or agent derived improper personal benefit;

•        in the case of a director, a circumstance under which the director made an unlawful distribution; or

•        willful misconduct or a conscious disregard for the best interests of United Heritage in a proceeding by or in the right of United Heritage to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

Limitations on Directors’ Liability

United Heritage	Marshall & Ilsley

The FBCA provides that a director of a corporation will not be personally liable for monetary damages for breach of his fiduciary duties as a director, unless the director’s breach of duty involves: (i) a violation of the criminal law; (ii) a transaction from which the director derived an improper personal benefit; (iii) an unlawful payment of a dividend or unlawful stock repurchase or redemption; (iv) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in

Under the WBCL, a director is not liable to the corporation, its shareholders or any person asserting rights on behalf of the corporation or its shareholders for monetary damages or other monetary liabilities arising from a breach of or failure to perform any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•        a willful failure to deal fairly with the corporation or its shareholders in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission that was committed in bad faith, with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

connection with a matter in which the director has a material conflict of interest;

•        a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•        a transaction from which the director derived an improper personal profit; or

•        willful misconduct.

Under the WBCL, a director or officer, in discharging his or her duties to the corporation and determining what he or she believes is in the best interests of the corporation, may, in addition to considering the effects of any action on shareholders, consider:

•        the effects of the action on employees, suppliers and customers of the corporation;

•        the effects of the action on the communities in which the corporation operates; and

•        any other factors that the director or officer considers pertinent.

Amendment of Articles of Incorporation

United Heritage	Marshall & Ilsley

Under the FBCA, a corporation’s board of directors may propose one or more amendments to the articles of incorporation for submission to the shareholders. The board of directors must recommend the amendment to the shareholders and, unless the articles of incorporation require a greater or lesser vote, the votes cast in favor of the amendment must exceed the votes cast against the amendment at a meeting where quorum is present. However, the FBCA requires that a majority of all the votes entitled to be cast on an amendment by any voting group must be cast in favor of an amendment that would create appraisal rights. The board of directors of a corporation may at any time, without shareholder action, amend the articles of incorporation: (i) to delete the names and addresses of the initial directors; (ii) to delete the name and address of the initial registered agent or registered office, if a statement of change is filed with the Florida Department of State; (iii) to delete the authorization for a class or series of shares authorized in the articles if no shares of such series or class are issued;

Under the WBCL, the board of directors of a corporation may propose amendments to a corporation’s articles of incorporation and may establish conditions for the submission of the amendment to the shareholders. Under most circumstances, the WBCL provides that amendments to a corporation’s articles of incorporation must be approved by both the board of directors of the corporation and its shareholders. However, any amendment to the articles of incorporation of a corporation organized before January 1, 1973 which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Marshall & Ilsley’s articles of incorporation were not amended prior to January 1, 1991 to reduce the vote required to amend its articles of incorporation.

(iv) to change the par value for a class or series of shares; (v) to make certain changes to the corporation’s name; or (vi) to make any other change expressly permitted by the FBCA to be made without shareholder approval. United Heritage’s articles of incorporation reserve the right to amend or repeal any provisions contained in the articles of incorporation, any amendment thereto, and any right conferred upon the shareholders.

Amendment of By-Laws

United Heritage	Marshall & Ilsley

Under the FBCA, a corporation’s board of directors may amend or repeal the bylaws unless such power is expressly reserved to the shareholders in the articles of incorporation or the FBCA or the shareholders expressly provide, in amending or repealing all or any part of the bylaws, that the board of directors may not amend or repeal the affected bylaws. A corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors. United Heritage’s articles of incorporation and bylaws provide that the power to appeal, alter, amend, and rescind its bylaws shall be vested in the board of directors.

Under the WBCL, the board of directors or the shareholders of a corporation may adopt, amend or repeal the by-laws, except to the extent that the articles of incorporation reserve that power to the shareholders or the shareholders provide in adopting, amending or repealing a particular by-law, that the board of directors may not amend, repeal or readopt that by-law or the shareholders set specific voting requirements for the board of directors to amend, repeal or readopt that by-law. Marshall & Ilsley’s articles of incorporation and by-laws provide that the by-laws may be amended, altered or repealed, and new by-laws may be enacted, only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote, or by a vote of not less than three-quarters of the board of directors. Marshall & Ilsley’s by-laws further provide that no by-law adopted, amended or repealed by the shareholders shall thereafter be enacted, amended or repealed by the directors unless such action by the shareholders shall expressly confer upon the directors authority to thereafter enact, amend or repeal such by-law as so amended. Marshall & Ilsley’s by-laws also provide that any by-law adopted, repealed, or amended by the board of directors shall be subject to reenactment, repeal or amendment by the shareholders acting at any meeting of the shareholders in accordance with the by-laws.

Shareholder’s Inspection Rights

United Heritage	Marshall & Ilsley

The FBCA provides that a shareholder is entitled to inspect and copy, during regular business hours at the corporation’s principal office, any of the general corporate records, including articles of incorporation, bylaws, resolutions adopted by the board or directors,

Under the WBCL, each shareholder of record and his or her agent or attorney may, on written demand, inspect and copy for a proper purpose the list of shareholders prepared for a meeting. The list must be arranged by class or series of shares and and minutes of shareholder meetings for the past 3 years, if the shareholder gives the corporation written notice of his or her demand at least 5 business days before the date on which he or she wishes to inspect and copy such records.

A shareholder who (i) is acting in good faith and with a proper purpose, (ii) describes with reasonable particularity his or her purpose and the records he or she desires to inspect, and (iii) requests records that are directly connected to the shareholder’s stated purpose for inspecting such documents is also entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, minutes of any meeting of the board of directors, records of any action of a committee, minutes of any shareholder meeting, records of any action taken by shareholders or board of directors without a meeting, accounting records of the corporation, the record of shareholders and any other books and records, if the shareholder gives the corporation written notice of his or her demand at least 5 business days before the date on which he or she wishes to inspect and copy such records.

The FBCA and United Heritage’s bylaws provide that, for a period of ten days prior to the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting, an alphabetical list of names of all its shareholders who are entitled to notice of a shareholders’ meeting, arranged by voting group with the address of, and the number and class and series, if any, of shares held by each, shall be available for inspection by any shareholder.

must show the address of, and the number of shares owned by, each shareholder of record. Inspections must be conducted during regular business hours at the shareholder’s expense. This right of inspection begins two business days after notice of the shareholders’ meeting is given and continues through the meeting.

Both shareholders of record and beneficial shareholders of a Wisconsin corporation who satisfy specified requirements, and their attorneys and agents, have the right to inspect and copy the corporation’s by-laws and, subject to the requirements discussed below, minutes of meetings and consent actions of the board of directors and shareholders, records of actions taken by a committee on behalf of the corporation, accounting records and the record of shareholders. Inspections must be conducted during regular business hours and are conducted at the shareholder’s expense.

Notice of a demand must be given five business days before the date on which the shareholder wants to inspect and copy the records. For records other than the by-laws, the demand must be made in good faith and for proper purpose, and the person must have been a shareholder for at least six months or hold at least five percent of the outstanding shares of the corporation.

A Wisconsin corporation is also required to mail a copy of its latest financial statements to any shareholder who requests a copy in writing.

Issuance of New Shares

United Heritage	Marshall & Ilsley

Under the FBCA, a corporation may issue the number of shares of each class or series authorized by the articles of incorporation. If a corporation wishes to increase the number of shares of a class or series authorized in its articles of incorporation, then it must amend its articles of incorporation in the manner described above. Shares may, but need not be, represented by certificates.

The United Heritage bylaws provide that every holder of shares of the corporation shall be entitled to have a certificate, representing all shares to which such holder is entitled. No certificate shall be issued for any share until such share is fully paid.

Under the WBCL, a corporation may, by action of its board of directors, issue up to the number of shares of a class or series authorized in the corporation’s articles of incorporation. If a corporation wishes to increase the number of shares of a class or series authorized in its articles of incorporation, then it must amend its articles of incorporation in the manner described above.

The listing requirements of the NYSE applicable to Marshall & Ilsley require prior shareholder approval of specified issuances of shares, including issuances of shares bearing voting power equal to or exceeding 20 percent of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares. These requirements do not apply to the issuance of Marshall & Ilsley common stock pursuant to the terms of the merger agreement because the shares to be issued do not exceed 20 percent of Marshall & Ilsley’s outstanding shares of common stock.

Personal Liability of Shareholders

United Heritage	Marshall & Ilsley

Under the FBCA, the imposition of personal liability on shareholders for debts of the corporation to a specified extent and upon specified conditions must be set forth in the articles of incorporation and consistent with the FBCA. The FBCA also states that if shares are issued to a shareholder before payment for such shares is received, the shareholder shall be under no obligation to the corporation or its creditors with respect to such shares other than the obligation to pay to the corporation the full consideration for which such shares were issued or to be issued. This liability may not be asserted more than five years after issuance of the stock. United Heritage’s articles of incorporation and bylaws do not set forth any provisions relating to the personal liability of a shareholder to the corporation.

Under the WBCL, shareholders of a Wisconsin corporation generally are not personally liable for the acts or debts of the corporation.

Under former section 180.0622(2)(b) of the WBCL, shareholders of a Wisconsin corporation could be assessed up to the par value of their shares to satisfy the obligations of the corporation to its employees for services rendered, but not exceeding six months’ service in the case of any individual employee. Certain Wisconsin courts interpreted “par value” to mean the full amount paid by the purchaser of shares upon issuance thereof. Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the WBCL was repealed effective June 14, 2006 and is not applicable to obligations incurred by a Wisconsin corporation on or after such date.

SHAREHOLDER PROPOSALS

United Heritage expects the merger to be completed as soon as practicable after the United Heritage special meeting of shareholders, assuming the required shareholder approval is obtained, various federal and state regulatory approvals are received and all closing conditions are satisfied. However, if the merger is not completed as expected prior to United Heritage’s 2007 annual meeting of shareholders, any proposal to be included in the proxy materials for the 2007 annual meeting must have been received at the principal executive offices of United Heritage, 640 E SR 434, Longwood, Florida 32750, not later than December 1, 2006. Any such proposals should have been directed to the attention of the secretary for consideration for inclusion in United Heritage’s proxy statement and form of proxy relating to the 2007 annual meeting. Any such proposals must comply in all respects with the rules and regulations of the Securities and Exchange Commission and it is suggested that proponents of any proposals submit such proposals to United Heritage sufficiently in advance of the deadline by certified mail, return receipt requested. In addition, if a shareholder failed to notify United Heritage on or before December 1, 2006 of a proposal which such shareholder intended to present at the 2007 annual meeting other than through inclusion of such proposal in United Heritage’s proxy materials for the meeting, then management proxies may use their discretionary voting authority with respect to such proposal if it is presented at the meeting.

The 2007 annual meeting of Marshall & Ilsley shareholders is scheduled for April 24, 2007. In accordance with the Marshall & Ilsley by-laws, nominations, other than by or at the direction of the board of directors, of candidates for election as directors at the 2007 annual meeting of shareholders and any other shareholder proposed business to be brought before the 2007 annual meeting must be submitted to Marshall & Ilsley no later than January 25, 2007. Shareholder proposed nominations and other shareholder proposed business must be made in accordance with Marshall & Ilsley’s by-laws which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. To be considered for inclusion in the proxy statement solicited by the Marshall & Ilsley board of directors, shareholder proposals for consideration at the 2007 annual meeting must have been received by Marshall & Ilsley at its principal executive offices, 770 North Water Street, Milwaukee, Wisconsin 53202 on or before November 16, 2006. The dates and instructions as to when shareholder proposals intended to be presented at Marshall & Ilsley’s 2008 annual meeting of shareholders and nominations for the board of directors for Marshall & Ilsley’s 2008 annual meeting of shareholders will be set forth in Marshall & Ilsley’s proxy statement for the 2008 annual meeting of shareholders. Proposals should be directed to Mr. Randall J. Erickson, Senior Vice President, General Counsel and Secretary. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

LEGAL MATTERS

The validity of the Marshall & Ilsley common stock to be issued in connection with the merger will be passed upon by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Godfrey & Kahn, S.C. will also render an opinion to Marshall & Ilsley regarding the material U.S. federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Marshall & Ilsley’s Current Report on Form 8-K dated December 29, 2006 and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Marshall & Ilsley’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the adoption of a new accounting principle, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements incorporated in this prospectus by reference from United Heritage’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Osburn, Henning and Company, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Hacker, Johnson & Smith, PA will render an opinion to United Heritage regarding the material U.S. federal income tax consequences of the merger.

WHERE YOU CAN FIND MORE INFORMATION

Marshall & Ilsley has filed a registration statement with the SEC under the Securities Act that registers the distribution to shareholders of United Heritage the shares of Marshall & Ilsley common stock to be issued in the merger. The registration statement, including the attached appendices, contains additional relevant information about Marshall & Ilsley and Marshall & Ilsley’s common stock. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this proxy statement/prospectus.

In addition, Marshall & Ilsley (File No. 1-15403) and United Heritage (0-50287) file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Room 100 F Street, N.E. Room 1024 Washington, D.C. 20549	Northeast Regional Office 223 Broadway New York, New York 10279	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Marshall & Ilsley and United Heritage, that file information electronically with the SEC. The address of that site is http://www.sec.gov.

You can also request copies of this information from Marshall & Ilsley or United Heritage by making a request to:

Investor Relations Marshall & Ilsley Corporation 770 North Water Street Milwaukee, Wisconsin 53202 (414) 765-7797	David G. Powers President and Chief Executive Officer United Heritage Bankshares of Florida, Inc. 640 E SR 434 Longwood, Florida 32750 (407) 712-6151

Marshall & Ilsley’s address on the world wide web is http://www.micorp.com, and information regarding United Heritage may be found at http://www.uhb-fl.com. The information on these web sites is not a part of this document.

You can also inspect reports, proxy statements and other information about Marshall & Ilsley at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows Marshall & Ilsley and United Heritage to “incorporate by reference” information into this proxy statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Marshall & Ilsley and United Heritage have previously filed with the SEC (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act). They contain important information about our companies and financial condition.

Marshall & Ilsley Filings	Period or Date Filed

Annual Report on Form 10-K, excluding Items 1, 6, 7 and 8	Year ended December 31, 2005

Quarterly Report on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006

Current Reports on Form 8-K	January 20, 2006, March 7, 2006, March 17, 2006, March 27, 2006, April 3, 2006, April 25, 2006, May 8, 2006, June 19, 2006, October 26, 2006, December 4, 2006, December 22, 2006, December 29, 2006 and January 16, 2007

The description of our common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for purposes of updating this description.	October 18, 1999

United Heritage Filings	Period or Date Filed

Annual Report on Form 10-K, as amended	Year ended December 31, 2005

Quarterly Report on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006, and September 30, 2006

Current Reports on Form 8-K	April 10, 2006, September 25, 2006 and December 5, 2006

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

Additional documents that Marshall & Ilsley and United Heritage may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date of the special meeting of United Heritage’s shareholders or any adjournments or postponements of the special meeting are also incorporated by reference (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

In deciding how to vote on the merger agreement and the merger, you should rely only on the information contained or incorporated by reference in this document. Neither Marshall & Ilsley nor United Heritage has authorized any person to provide you with any information that is different from what is contained in this document. This document is dated January 19, 2007. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing to you of this document nor the issuance to you of shares of Marshall & Ilsley common stock will create any implication to the contrary.

APPENDIX A

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Marshall & Ilsley or United Heritage. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings that Marshall & Ilsley and United Heritage make with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The merger agreement contains representations and warranties Marshall & Ilsley and United Heritage made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Marshall & Ilsley and United Heritage have exchanged in connection with signing the merger agreement. Although neither Marshall & Ilsley nor United Heritage believes that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Marshall & Ilsley’s and United Heritage’s prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Marshall & Ilsley’s and United Heritage’s public disclosures.

AGREEMENT AND PLAN OF MERGER

BETWEEN

UNITED HERITAGE BANKSHARES OF FLORIDA, INC.

AND

MARSHALL & ILSLEY CORPORATION

Dated as of December 1, 2006

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ARTICLE IV - COVENANTS OF SELLER
4.1	Affirmative Covenants	A-22
4.2	Negative Covenants	A-23
4.3	Letter of Seller’s Accountants	A-24
4.4	No Solicitation of Transactions	A-25
4.5	Update Disclosure; Breaches	A-27
4.6	Affiliates; Tax Treatment	A-27
4.7	Delivery of Stockholder List	A-27
4.8	Loan and Investment Policies	A-27
4.9	Access and Information	A-28
4.10	Confidentiality Agreement	A-28
ARTICLE V - COVENANTS OF THE COMPANY
5.1	Affirmative Covenants	A-28
5.2	Negative Covenants	A-28
5.3	Breaches	A-29
5.4	Stock Exchange Listing	A-29
5.5	Tax Treatment	A-29
5.6	Confidentiality Agreement	A-29
5.7	Stock Options	A-29
ARTICLE VI - ADDITIONAL AGREEMENTS
6.1	Proxy Statement/Prospectus; Registration Statement	A-30
6.2	Meeting of Seller’s Stockholders	A-30
6.3	Appropriate Action; Consents; Filings	A-30
6.4	Employee Benefit Matters	A-31
6.5	Directors’ and Officers’ Indemnification and Insurance	A-31
6.6	Notification of Certain Matters	A-32
6.7	Public Announcements	A-32
6.8	Customer Retention	A-32
ARTICLE VII - CONDITIONS OF MERGER
7.1	Conditions to Obligation of Each Party to Effect the Merger	A-32
7.2	Additional Conditions to Obligations of the Company	A-33
7.3	Additional Conditions to Obligations of the Seller	A-34
ARTICLE VIII - TERMINATION, AMENDMENT AND WAIVER
8.1	Termination	A-36
8.2	Notice of Termination; Effect of Termination	A-38
8.3	Fees and Expenses	A-38
8.4	Waiver	A-39
ARTICLE IX - GENERAL PROVISIONS
9.1	Non-Survival of Representations, Warranties and Agreements	A-39
9.2	Notices	A-39
9.3	Certain Definitions	A-40
9.4	Headings	A-42
9.5	Severability	A-42
9.6	Entire Agreement	A-42
9.7	Assignment	A-42
9.8	Parties in Interest	A-42
9.9	Governing Law	A-43
9.10	Counterparts	A-43
9.11	Time is of the Essence	A-43
9.12	Specific Performance	A-43
9.13	Interpretation	A-43

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ANNEX A	EMPLOYEE BENEFIT MATTERS
ANNEX B	NON-EMPLOYEE DIRECTORS, BANK DIRECTORS, EXECUTIVE OFFICERS AND KEY MANAGEMENT EMPLOYEES
ANNEX C	FORM OF OPINION OF COUNSEL TO SELLER
ANNEX D	FORM OF OPINION OF COUNSEL TO COMPANY
EXHIBIT 1.1	PLAN OF MERGER
EXHIBIT 4.6	AFFILIATE LETTER
EXHIBIT 7.2(c)-1	FORM OF RESTRICTIVE COVENANT AGREEMENT (DIRECTORS)
EXHIBIT 7.2(c)-2	FORM OF RESTRICTIVE COVENANT AGREEMENT (EXECUTIVE OFFICERS)
EXHIBIT 7.2(c)-3	FORM OF RESTRICTIVE COVENANT AGREEMENT (KEY EMPLOYEES)
EXHIBIT 9.3	INDEX GROUP

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Index of Defined Terms

Section
Affiliates	9.3
Bank Secrecy Act	2.9(d)
BHCA	2.1(a)
Blue Sky Laws	2.5(b)
Business Days	9.3
Certificate	1.7(b)
Change of Recommendation	4.4(c)
Closing	1.2(a)
Closing Date	1.2(a)
Closing Market Value	1.6(d)
Code	Preamble
Company	Preamble
Company Approvals	3.1(a)
Company By-Laws	Preamble
Company Common Stock	1.6(c)
Company Disclosure Schedule	Preamble
Company Material Adverse Effect	3.1(c)
Company Reports	3.7(a)
Company’s Board of Directors	Preamble
Company Subsidiaries	3.1(a)
Company Subsidiary	3.1(a)
Consents	9.3
Consultant	7.2(c)
Contract	9.3
Dissenting Shares	1.6(e)
Effect	2.1(d)
Effective Time	1.2(b)
Environmental Claims	2.13
ERISA	2.10(a)
Exchange Act	2.5(b)
Exchange Agent	1.6(d)
Exchange Fund	1.7(a)
FBCA	Preamble
FDIC	2.1(b)
Federal Reserve Board	2.1(a)
FinCEN	2.9(d)
Florida Secretary of State	1.2(b)
GAAP	2.7(b)
GLB Act	2.1(a)
Governmental Authorities	1.2(a)
Hazardous Materials	2.13
HSR Act	2.5(b)
Indemnified Parties	6.5(d)
IRS	2.10(a)
Knowledge	9.3
Law	9.3
Liens	9.3
Merger	Preamble
NYSE	1.6(d)

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OCC	3.1(a)
OFAC	2.9(d)
Option Plans	5.7(a)
Order	9.3
OTS	3.1(a)
Participation Facility	2.3
Patriot Act	2.9(d)
Per Share Consideration	1.6(c)
Person	9.32.1(c)
Plans	2.10(a)
Proceeding	9.3
Proxy Statement/Prospectus	2.11
Regulatory Authorities	9.3
Rights	9.3
Sarbanes-Oxley	2.7(d)
Section 409A	2.10(e)
Securities Act	2.5(b)
Seller	Preamble
Seller Articles	Preamble
Seller By-Laws	Preamble
Seller’s Board of Directors	Preamble
Seller SEC Documents	2.7(c)
Seller Stockholders’ Meeting	Preamble
Seller Subsidiaries	2.1(a)
Seller Subsidiary	2.1(a)
Subsidiary Organizational Documents	2.2
Superior Offer	9.3
Tax	2.15
Taxes	2.15
Title IV Plan	2.10(b)
WBCL	Preamble

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 1, 2006 (this “Agreement”), between UNITED HERITAGE BANKSHARES OF FLORIDA, INC., a Florida corporation (the “Seller”), and MARSHALL & ILSLEY CORPORATION, a Wisconsin corporation (the “Company”). Capitalized terms used herein without definition are defined in the Sections of this Agreement specified in the index of defined terms attached hereto.

WHEREAS, the Boards of Directors of the Company (the “Company’s Board of Directors”) and the Seller (the “Seller’s Board of Directors”) have each determined that it is advisable to and in the best interests of their respective stockholders for the Seller to merge with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth herein and in accordance with the Florida Business Corporation Act (the “FBCA”) and the Wisconsin Business Corporation Law (the “WBCL”);

WHEREAS, the Company’s Board of Directors and the Seller’s Board of Directors have each approved the Merger, upon the terms and subject to the conditions set forth herein, and approved and adopted this Agreement;

WHEREAS, subsequent to the Seller’s approval of this Agreement and concurrently with the execution of this Agreement and as a condition and an inducement to the willingness of the Company to enter into this Agreement, the Company has entered into a Stockholder Voting Agreement pursuant to which each stockholder listed on Schedule I to such Stockholder Voting Agreement has agreed to vote the shares of the Seller Common Stock beneficially owned by such stockholder in favor of the Merger; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement shall constitute the plan of reorganization.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:

ARTICLE I - THE MERGER

1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the FBCA, the WBCL and the Plan of Merger attached hereto as Exhibit 1.1, at the Effective Time the Seller shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Seller shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

1.2    The Closing; Effective Time.

(a)    The closing of the Merger and the transactions contemplated hereby (the “Closing”) shall be held at such time, date (the “Closing Date”) and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall be held at the offices of Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin, commencing at 9:00 a.m., Milwaukee time, on a date specified by either party upon five (5) Business Days’ written notice (or, at the election of the Company, on the last Business Day of the month) after the last to occur of the following events: (a) receipt of all Consents of Governmental Authorities legally required to consummate the Merger and the expiration of all statutory waiting periods applicable to the Merger and the other transactions contemplated hereby; and (b) approval of this Agreement and the Merger by the Seller’s stockholders in the manner contemplated by Section 6.2. Scheduling or commencing the Closing shall not constitute a waiver of the conditions set forth in Article VII by either the Company or the Seller.

(b)    As promptly as practicable after the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger, as necessary, and any other required documents, with the Secretary of

State of the State of Florida (the “Florida Secretary of State”) and the Department of Financial Institutions of the State of Wisconsin (the “DFI”), in such form as required by, and executed in accordance with the relevant provisions of, the FBCA and the WBCL (the effective date and time of such filing or such date and time as the Company and the Seller shall agree and specify in the articles of merger are referred to herein as the “Effective Time”).

1.3    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the FBCA and the WBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all of the property, rights, privileges, powers and franchises of the Company and the Seller shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Seller shall become the debts, liabilities and duties of the Surviving Corporation.

1.4    Articles of Incorporation; By-Laws. At the Effective Time, the Company’s Articles of Incorporation, as amended or restated (the “Company Articles”), and the Company’s By-Laws, as amended or restated (the “Company By-Laws”), as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the By-Laws of the Surviving Corporation.

1.5    Directors and Officers. At the Effective Time, the directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation and to be assigned to the class previously assigned. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.

1.6    Conversion of Securities; Dissenting Shares.

(a)    Subject to Section 1.6(d) regarding fractional shares, at the Effective Time, by virtue of the Merger and without action on the part of the Company or the Seller, each share of the common stock, $.01 par value, of the Seller (“Seller Common Stock”), issued and outstanding immediately prior to the Effective Time, other than (i) shares of Seller Common Stock held in the treasury of the Seller, (ii) shares of Seller Common Stock owned by the Company or any Company Subsidiary for its own account, and (iii) Dissenting Shares, shall cease to be outstanding and shall be converted into the right to receive the Per Share Consideration. For purposes hereof, “Shares” shall mean all shares of Seller Common Stock issued and outstanding other than those shares of Seller Common Stock described in clauses (i), (ii) and (iii), above.

(b)    Each share of Seller Common Stock held by the Seller as treasury stock and each share held by the Company or any Company Subsidiary for its own account immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof as provided in this Section 1.6.

(c)    For purposes of this Agreement, “Per Share Consideration” means .8740 of a share of common stock, $1.00 par value, of the Company (“Company Common Stock”).

(d)    No fractional shares of Company Common Stock shall be issued in the Merger. In lieu of a fractional share of Company Common Stock, the holder of any Shares who would otherwise be entitled to receive such fractional share (after taking into account all Shares delivered by such holder) shall be entitled to receive a cash payment, without interest and rounded up to the nearest whole cent, in an amount determined by multiplying the Closing Market Value by the fraction of a share of Company Common Stock to which the holder would otherwise have been entitled. For purposes hereof, the “Closing Market Value” means the closing price per share of the Company Common Stock on the New York Stock Exchange (the “NYSE”) on the trading day immediately preceding the Effective Time (as reported in an authoritative source). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the bank or trust company designated by the Company as the exchange agent (the “Exchange Agent”) shall so notify the Company, and the Company shall deposit that amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to the holders of fractional share interests, subject to and in accordance with the terms of this Section 1.6.

(e)    Notwithstanding anything in this Agreement to the contrary, shares of Seller Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have validly exercised dissenter’s rights available under Section 607.1302 of the FBCA (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Per Share Consideration in accordance with this Section 1.6, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their dissenter’s rights under the FBCA. Dissenting Shares shall be treated in accordance with Section 607.1302 of the FBCA, if and to the extent applicable. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such dissenter’s rights, such holder’s shares of Seller Common Stock shall thereupon be converted into and become exchangeable only for the right to receive, as of the Effective Time, the Per Share Consideration in accordance with this Section 1.6. The Seller shall give the Company (a) prompt notice of each and every notice of a stockholder’s intent to demand payment for the stockholder’s shares of Seller Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to the FBCA and received by the Seller relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 607.1302 of the FBCA and (b) the opportunity to direct all negotiations and Proceedings with respect to demands for appraisal under the FBCA. The Seller shall not, except with the prior written consent of the Company, voluntarily make any payment with respect to, offer to settle or settle, or approve any withdrawal of any demands for “fair value” under Section 607.1302 of the FBCA.

1.7    Exchange of Certificates.

(a)    Exchange Agent. The Company shall deposit, or shall cause to be deposited, from time to time, with the Exchange Agent, for the benefit of the holders of Shares, for exchange in accordance with this Article I, through the Exchange Agent, the Per Share Consideration, together with any dividends or distributions with respect thereto, if any, to be paid and issued in exchange for Shares pursuant to this Article I (the “Exchange Fund”). Such deposits shall be made after the Effective Time as requested by the Exchange Agent in order for the Exchange Agent to promptly deliver the Per Share Consideration.

(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time but in any event no more than five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of a certificate representing ownership of Shares (a “Certificate” or “Certificates”) whose Shares were converted into the right to receive the Per Share Consideration pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Consideration and any unpaid dividends and distributions thereon as provided in this Article I, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article I (after taking into account all Shares then held by such holder), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Seller, a transferee may exchange the Certificate representing such Shares for the Per Share Consideration and any unpaid dividends and distributions thereon as provided in this Article I if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Company may direct as indemnity against any claim that may be made against it or the

Exchange Agent with respect to such Certificate, the Exchange Agent will pay and issue in exchange for such lost, stolen or destroyed Certificate the Per Share Consideration and any unpaid dividends and distributions thereon as provided in this Article I, which such holder would have had the right to receive in respect of such lost, stolen or destroyed Certificate. Until surrendered as contemplated by this Section 1.7, each Certificate (other than Certificates representing Shares owned by the Company or any Company Subsidiary and Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Consideration and any unpaid dividends and distributions thereon as provided in this Article I.

(c)    Dividends and Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Company Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.6(d), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Company Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Company Common Stock to which such holder is entitled pursuant to Section 1.6(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Company Common Stock.

(d)    No Further Rights in the Shares. The Per Share Consideration issued and paid upon conversion of the Shares in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Shares.

(e)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of the Seller for six (6) months after the Effective Time shall be delivered to the Company, upon demand, and any former stockholders of the Seller who have not theretofore complied with this Article I shall thereafter look only to the Company to claim the Per Share Consideration, any cash in lieu of fractional shares of Company Common Stock and any dividends or distributions with respect to Company Common Stock, in each case without interest thereon, and subject to Section 1.7(g). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory (including, without limitation, any Regulatory Authority) or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body (each a “Governmental Authority”), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f)    No Liability. Neither the Company nor the Seller shall be liable to any former holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash or other payment delivered to a Governmental Authority pursuant to any abandoned property, escheat or similar Laws.

(g)    Withholding Rights. Each of the Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under any Laws relating to Taxes and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so withheld by the Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Shares in respect of which such deduction and withholding was made by the Company or the Exchange Agent, as the case may be.

1.8    Stock Transfer Books. At the Effective Time, the stock transfer books of the Seller shall be closed and there shall be no further registration of transfers of shares of the Seller Common Stock thereafter on the records of the Seller. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Company for any reason shall be converted into the Per Share Consideration in accordance with this Article I, subject to applicable Law in the case of Dissenting Shares.

1.9    Company Common Stock. The shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and at the Effective Time, such shares shall remain issued and outstanding.

1.10    Adjustments for Dilution and Other Matters. If prior to the Effective Time the Company shall declare a stock dividend or other distribution in property other than cash upon, or subdivide, split-up, reclassify or combine, Company Common Stock or declare a dividend or make a distribution on Company Common Stock in any security convertible into Company Common Stock, an appropriate adjustment or adjustments will be made to the Per Share Consideration to be issued for each of the Shares to be converted pursuant to Section 1.6. For the avoidance of doubt, no adjustment or adjustments will be made to the Per Share Consideration as a result of any cash dividends or cash distributions declared or paid by the Company.

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the disclosure schedule delivered by the Seller to the Company prior to the execution of this Agreement (the “Seller Disclosure Schedule”), which shall set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Seller Disclosure Schedule relates, the Seller hereby represents and warrants to the Company as follows:

2.1    Organization and Qualification; Subsidiaries.

(a)    The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida and a registered bank holding company under the Bank Holding Company Act of 1956 and the regulations promulgated thereunder, as amended (the “BHCA”). The Seller is subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). The Seller is not a financial holding company under the Graham-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as amended (the “GLB Act”). Each subsidiary of the Seller (a “Seller Subsidiary,” or collectively the “Seller Subsidiaries”) is a state banking association, corporation, limited liability company, limited partnership or trust duly organized, validly existing and in good standing under the Laws of the state of its incorporation or organization. Each of the Seller and the Seller Subsidiaries has the requisite power and authority to own, lease and operate the properties it now owns or holds under lease and to carry on its business as it is now being conducted, is duly qualified or licensed as a foreign business entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such jurisdictions in which the failure to be so qualified or licensed would not have a Seller Material Adverse Effect.

(b)    Each of the Seller and the Seller Subsidiaries has all Consents and Orders (“Seller Approvals”) necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including all required authorizations from the Federal Reserve Board, the Federal Deposit Insurance Corporation (the “FDIC”) and the Florida Office of Financial Regulation, and neither the Seller nor any Seller Subsidiary has received any notice of any Proceedings relating to the revocation or modification of any Seller Approvals.

(c)    A true and complete list of the Seller Subsidiaries, together with (i) the Seller’s percentage ownership of each Seller Subsidiary and (ii) Laws under which the Seller Subsidiary is incorporated or organized, is set forth in the Seller Disclosure Schedule. The Seller or one or more of the Seller Subsidiaries owns beneficially and of record all of the outstanding shares of capital stock or other equity interests of each of the Seller Subsidiaries. Except for the Seller Subsidiaries, the Seller does not directly or indirectly own any capital stock or equity interest in, or any interests convertible into or exchangeable or exercisable for any capital stock or equity interest in, any corporation, partnership, joint venture or other business association or other Person, other than in the ordinary course of business and in no event in excess of 5% of the outstanding equity securities of such Person.

(d)    As used in this Agreement, the term “Seller Material Adverse Effect” means any effect, change, event, fact, condition, occurrence or development (each an “Effect”) that, individually or in the aggregate with other Effects, (i) is material and adverse to the business, assets, liabilities, results of operations or financial condition of the Seller and the Seller Subsidiaries taken as a whole, and/or (ii) materially impairs the ability of the Seller to consummate the transactions contemplated hereby; provided, however, that the term “Seller Material Adverse Effect” shall not be deemed to include the impact of: (a) any Effect to the extent resulting from the announcement of this Agreement or the transactions contemplated hereby, (b) any action taken or not taken by the Seller or the Seller Subsidiaries in accordance with the terms and covenants contained in this Agreement, (c) any changes in Laws or interpretations thereof that are generally applicable to the banking industry, (d) changes in GAAP that are generally applicable to the banking industry, (e) expenses reasonably incurred in connection with the transactions contemplated hereby, (f) changes attributable to or resulting from changes in general economic conditions affecting the banking industry generally, or (g) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment Contracts, non-competition agreements, employee benefit plans, severance agreements or other arrangements in existence as of the date of or contemplated by this Agreement, in each case only if disclosed in Section 2.1(d) of the Seller Disclosure Schedule, provided that the payment of any such amounts or the provision of any such benefits shall be made in the ordinary course consistent with past practices or paid in accordance with such Contracts, agreements, plans or arrangements.

(e)    The minute books of the Seller and each of the Seller Subsidiaries contain true, complete and accurate records of all material matters discussed, considered and/or approved at all meetings of, and all corporate actions taken by, their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

2.2    Articles of Incorporation and By-Laws. The Seller has heretofore furnished or made available to the Company a complete and correct copy of the Seller’s Articles of Incorporation and the Seller’s By-Laws, each as amended or restated (the “Seller Articles” and the “Seller By-Laws,” respectively), and the Articles of Incorporation and the By-Laws, or other organizational documents, as the case may be, of each Seller Subsidiary, each as amended or restated (the “Subsidiary Organizational Documents”). The Seller Articles, the Seller By-Laws and the Subsidiary Organizational Documents are in full force and effect. Neither the Seller nor any Seller Subsidiary is in breach of any of the provisions of the Seller Articles, the Seller By-Laws or the Subsidiary Organizational Documents.

2.3    Capitalization. The authorized capital stock of the Seller consists of 20,000,000 shares of Seller Common Stock and 3,000,000 shares of preferred stock, par value $.01 per share, none of which shares of preferred stock are outstanding as of the date of this Agreement. As of the date of this Agreement, (i) 4,953,615 shares of Seller Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and not issued in violation of any preemptive right of any Seller stockholder, (ii) no shares of Seller Common Stock are held in the treasury of the Seller, and (iii) 640,303 shares of Seller Common Stock are subject to outstanding Options issued pursuant to the Option Plans. Except as set forth in clause (iii), above, there are no outstanding Rights relating to the issued or unissued capital stock of the Seller, any Seller Subsidiary or obligating the Seller or any Seller Subsidiary to issue or sell any shares of capital stock or other securities of or in the Seller or any Seller Subsidiary. Each Option (a) was granted in compliance with all applicable Laws and all of the terms and conditions of the Option Plan pursuant to which it was issued, (b) has an exercise price per share of Seller Common Stock equal to or greater than the fair market value of such share at the close of business on the date of such grant, (c) has a grant date identical to the date on which the Seller’s Board of Directors or any committee thereof actually awarded such Option, and (d) qualifies for the tax and accounting treatment afforded to such Option as reflected in the Seller’s Tax Returns and the Seller’s financial statements. There are no obligations, contingent or otherwise, of the Seller or any Seller Subsidiary to repurchase, redeem or otherwise acquire any shares of Seller Common Stock or the capital stock of any Seller Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Seller Subsidiary or any other Person, except for loan commitments and other funding obligations entered into in the ordinary course of business. Neither the Seller nor any Seller Subsidiary has repurchased, redeemed or otherwise acquired any of its shares of capital stock since December 31, 2005. Each of the outstanding shares of capital stock of each Seller Subsidiary is duly authorized, validly issued, fully paid and non-assessable, and not issued in violation of any preemptive rights of any Seller Subsidiary stockholder or other equity holder, and such shares owned by the Seller are owned free and clear of all limitations of the Seller’s voting rights and Liens whatsoever.

2.4    Authority. The Seller has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the Seller’s stockholders in accordance with the FBCA, the Seller Articles and the Seller By-Laws). The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Seller, including, without limitation, the Seller’s Board of Directors (other than, with respect to the Merger, the approval and adoption of this Agreement by the Seller’s stockholders in accordance with the FBCA, the Seller Articles and the Seller By-Laws). As of the date of this Agreement, the Seller’s Board of Directors, at a meeting duly called, constituted and held in accordance with the FBCA and the provisions of the Seller Articles and the Seller By-Laws, has by the unanimous vote of all of the members of the Seller’s Board of Directors determined (a) that this Agreement and the transactions contemplated hereby, including the Merger, are advisable to, fair to and in the best interests of the Seller and its stockholders, (b) to submit this Agreement for approval and adoption by the stockholders of the Seller and to declare the advisability of this Agreement, and (c) to recommend that the stockholders of the Seller adopt and approve this Agreement and the transactions contemplated hereby, including the Merger, and direct that this Agreement and the Merger be submitted for consideration by the stockholders of the Seller at the Seller Stockholders’ Meeting (collectively, the “Seller’s Board of Directors Recommendation”). No other corporate proceedings on the part of the Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the Seller’s stockholders in accordance with the FBCA, the Seller Articles and the Seller By-Laws). This Agreement has been duly and validly executed and delivered by, and constitutes a valid and binding obligation of, the Seller and, assuming due authorization, execution and delivery by the Company, is enforceable against the Seller in accordance with its terms, except as enforcement may be limited by Laws affecting insured depository institutions, general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

2.5    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by the Seller will not, (i) conflict with or violate the Seller Articles, the Seller By-Laws or the Subsidiary Organizational Documents, (ii) conflict with or violate any Laws or Orders applicable to the Seller or any Seller Subsidiary or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Seller or any Seller Subsidiary pursuant to, any note, bond, mortgage, indenture, lease, license, permit, franchise or other

Contract to which the Seller or any Seller Subsidiary is a party or by which the Seller or any Seller Subsidiary or its or any of their respective properties is bound or affected. Sections 607.0901 and 607.0902 of the FBCA are inapplicable to the execution, delivery or performance of this Agreement and the transactions contemplated hereby, including the Merger. No other “business combination,” “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under Florida state law purport to apply to the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby, including the Merger.

(b)    The execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by the Seller will not, require any Consent from, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Securities Act of 1933 and the regulations promulgated thereunder, as amended (the “Securities Act”), the Securities Exchange Act of 1934 and the regulations promulgated thereunder, as amended (the “Exchange Act”), state securities or blue sky laws and the regulations promulgated thereunder, each as amended (“Blue Sky Laws”), the BHCA, the banking laws of the State of Florida and the regulations promulgated thereunder, as amended, the filing and recordation of appropriate merger or other documents as required by the FBCA and the WBCL, and prior notification filings with the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations promulgated thereunder, as amended (the “HSR Act”). Neither the Seller nor any Seller Subsidiary is subject to any foreign Governmental Authority or foreign Law.

2.6    Compliance; Permits. Neither the Seller nor any Seller Subsidiary is in conflict with, or in default under or violation of, as applicable, (i) any Law applicable to the Seller or any Seller Subsidiary or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, lease, license, permit, franchise or other Contract to which the Seller or any Seller Subsidiary is a party or by which the Seller or any Seller Subsidiary or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which would not have a Seller Material Adverse Effect.

2.7    Securities and Banking Reports; Financial Statements.

(a)    The Seller and each Seller Subsidiary have filed all forms, reports and documents required to be filed with (x) the SEC since December 31, 2003, and, as of the date of this Agreement, has delivered or made available to the Company (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2004 and 2005, respectively, (ii) all proxy statements relating to the Seller’s meetings of stockholders (whether annual or special) held since December 31, 2003, (iii) all Quarterly Reports on Form 10-Q filed by the Seller with the SEC since December 31, 2003, (iv) all Reports on Form 8-K filed by the Seller with the SEC since December 31, 2003, (v) all other reports or registration statements filed by the Seller with the SEC since December 31, 2003, and (vi) all amendments and supplements to all such reports and registration statements filed by the Seller with the SEC since December 31, 2003 (collectively, the “Seller SEC Reports”) and (y) the Federal Reserve Board, the FDIC, the Florida Office of Financial Regulation and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to as the “Seller Reports”). The Seller Reports, including all Seller Reports filed after the date of this Agreement, (i) were or will be prepared in accordance with the requirements of applicable Law and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The parties agree that failure of the Seller’s Chief Executive Officer or Chief Financial Officer to provide any certification required to be filed with any document filed with the SEC shall constitute an event that has a Seller Material Adverse Effect.

(b)    Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Seller SEC Reports, including any Seller SEC Reports filed after the date of this Agreement and prior to or on the Effective Time, have been or will be prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or required by reason of a concurrent change to GAAP) and each fairly presents in all material respects the consolidated financial position of the Seller and the Seller Subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and changes in financial position for the periods indicated, except that any unaudited interim financial statements do not contain the footnotes required by GAAP and were or are subject to normal and recurring year-end adjustments, which were not or are not expected to be material in amount, either individually or in the aggregate. The Seller has not had any dispute with any of its auditors regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year-to-date requiring disclosure pursuant to Item 304 of Regulation S-K promulgated by the SEC. To the Seller’s Knowledge, the Seller’s auditors will deliver to the Seller an unqualified audit opinion with respect to the Seller’s financial statements as of and for the year ending December 31, 2006.

(c)    The Seller has made available to the Company a complete and correct copy of any amendments or modifications which are required to be filed with the SEC, but have not yet been filed with the SEC, to (i) the Seller SEC Reports filed prior to the date hereof, and (ii) Contracts which previously have been filed by the Seller with the SEC pursuant to the Securities Act and Exchange Act (together with the Seller SEC Reports, the “Seller SEC Documents”). The Seller has timely responded to all comment letters and other correspondence of the staff of the SEC relating to the SEC Documents, and the SEC has not advised the Seller that any final responses are inadequate, insufficient or otherwise non-responsive. The Seller has made available to the Company true, correct and complete copies of all correspondence between the SEC, on the one hand, and the Seller and any of the Seller Subsidiaries, on the other hand, occurring since January 1, 2003 and prior to the date hereof and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date hereof. To the Seller’s Knowledge, none of the SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(d)    The Seller and, to the Seller’s Knowledge, each of its officers and directors, are in compliance with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder, as amended (“Sarbanes-Oxley”), including, without limitation, Section 404 thereof. With respect to each Report on Form 10-K and Form 10-Q and each amendment of any such report filed by the Seller with the SEC since December 31, 2003, the Chief Executive Officer and Chief Financial Officer of the Seller have made all certifications required by Sections 302 and 906 of Sarbanes-Oxley at the time of such filing, and the statements contained in each such certification were true and correct. Further, the Seller has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to the Seller and the Seller Subsidiaries required to be disclosed by the Seller in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Seller’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of the Seller required by Section 302 of Sarbanes-Oxley with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in Sarbanes-Oxley.

(e)    The Seller has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) (“internal controls”). To the Seller’s Knowledge, based on its evaluation of internal controls prior to the date hereof, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Seller’s financial reporting and the preparation of the Seller’s financial statements for external purposes in accordance with GAAP. The Seller has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Seller’s auditors and audit committee (i) any significant deficiencies and material weaknesses known to the Seller in the design or operation of internal controls which are reasonably likely to adversely affect in a material respect the Seller’s ability to record, process, summarize and report financial information and (ii) any material fraud known to the Seller that involves management or other employees who have a significant role in internal controls. The Seller has made available to the Company a summary of any such disclosure regarding material weaknesses and fraud made by management to the Seller’s auditors and audit committee since December 31, 2003. For purposes of this Agreement, a “significant deficiency” in controls means a control deficiency that adversely affects an entity’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP. A “significant deficiency” may be a single deficiency or a combination of deficiencies that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. For purposes of this Agreement, a “material weakness” in controls means a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

(f)    There are no outstanding loans made by the Seller or any Seller Subsidiary to any executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of the Seller, other than loans that are subject to and that were made and continue to be in compliance with Regulation O under the Federal Reserve Act.

(g)    Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet as of September 30, 2006, and (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006, neither the Seller nor any Seller Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that is required to be disclosed on a balance sheet prepared in accordance with GAAP that has had, or would reasonably be expected to have, a Seller Material Adverse Effect.

(h)    The Seller has not been notified by its independent registered public accounting firm or by the staff of the SEC that such accounting firm or the staff of the SEC, as the case may be, are of the view that any financial statement included in any registration statement filed by the Seller under the Securities Act or any periodic or current report filed by the Seller under the Exchange Act should be restated, or that the Seller should modify its accounting in future periods in a manner that would have, or would be reasonably expected to have, a Seller Material Adverse Effect.

(i)    Since January 1, 2006, none of the Seller, the Seller Subsidiaries, any director, officer or employee of the Seller or the Seller Subsidiaries or, to the Seller’s Knowledge, any auditor, accountant or representative of the Seller or the Seller Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Seller or the Seller Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Seller or any Seller Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Seller or the Seller Subsidiaries, whether or not employed by the Seller or the Seller Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Seller, any Seller Subsidiary or any of their officers, directors, employees or agents to the Seller’s or any Seller Subsidiary’s Board of Directors or any committee thereof or to any director or officer of the Seller or any Seller Subsidiary. Since January 1, 2006, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the Chief Executive Officer, Chief Financial Officer, individuals performing similar functions, general counsel, the Seller’s or any Seller Subsidiary’s Board of Directors or any committee thereof.

2.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2005 to the date hereof, the Seller and the Seller Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2005, there has not been (i) any change in the financial condition, results of operations or business of the Seller or any of the Seller Subsidiaries which has had, or would be reasonably expected to have, a Seller Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Seller or any of the Seller Subsidiaries which has had, or would be reasonably expected to have, a Seller Material Adverse Effect, (iii) any change by the Seller in its accounting methods, principles or practices, (iv) any revaluation by the Seller of any of its assets in any material respect, (v) any declaration, setting aside or payment of any dividends or distributions in respect of shares of Seller Common Stock or any redemption, repurchase or other acquisition of any of its securities or any of the securities of any Seller Subsidiary, (vi) any increase in the wages, salaries, bonuses, compensation, pension or other fringe benefits or perquisites payable to any executive officer, employee or director of the Seller or any Seller Subsidiary or any grant of any severance or termination pay, except in the ordinary course of business consistent with past practices, (vii) any strike, work stoppage, slow-down or other labor disturbance, (viii) the execution of any collective bargaining agreement or other Contract with a labor union or organization, or (ix) any union organizing activities.

(b)    To the Seller’s Knowledge, no third Person has used, with or without permission, the corporate name, trademarks, trade names, service marks, logos, symbols or similar intellectual property of the Seller or any Seller Subsidiary in connection with the marketing, advertising, promotion or sale of such third Person’s products or services. Neither the Seller nor any Seller Subsidiary is a party to any joint marketing or other affinity marketing program with any third Person.

2.9    Absence of Proceedings and Orders.

(a)    There is no Proceeding pending or, to the Seller’s Knowledge, threatened in writing against the Seller or any Seller Subsidiary or any of their properties or assets or challenging the validity or propriety of the transactions contemplated by this Agreement which, if determined adversely to the Seller or such Seller Subsidiary, would reasonably be expected to result in the Seller or such Seller Subsidiary incurring a liability in an amount equal to or greater than $100,000.

(b)    There is no Order imposed upon the Seller, any of the Seller Subsidiaries or the assets of the Seller or any of the Seller Subsidiaries, including, without limitation, any Order relating to any of the transactions contemplated by this Agreement.

(c)    Except as set forth in the Seller’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 or its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (without giving effect to any amendment filed after the date of this Agreement), neither the Seller nor any of the Seller Subsidiaries is subject to and, to the Seller’s Knowledge, there are no facts and/or circumstances in existence that will result in the Seller or any of the Seller Subsidiaries becoming subject to, any written Order, agreement (including an agreement under Section 4(m) of the BHCA), memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or has adopted any extraordinary board resolutions at the request of, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it or any of the Seller Subsidiaries, nor has any Governmental Authority advised it in writing or, to the Seller’s Knowledge, otherwise advised that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Order, agreement, memorandum of understanding or extraordinary supervisory letter or any such board resolutions, nor, to the Seller’s Knowledge, has any Governmental Authority commenced an investigation in connection therewith.

(d)    The Seller is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist which would cause it or any of the Seller Subsidiaries to be deemed to be (i) operating in violation of The Currency and Foreign Transactions Reporting Act and the regulations promulgated thereunder, as amended (the “Bank Secrecy Act”), the USA Patriot Act of 2001 and the regulations promulgated thereunder, as amended (the “Patriot Act”), the laws and regulations promulgated and administered by the Office of Foreign Asset Control (“OFAC”), any Order issued with respect to anti-money laundering by the United States Department of Justice or the United States Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), any Order issued by OFAC, or any other applicable anti-money laundering Laws; or (ii) not in satisfactory compliance with the applicable privacy and customer information requirements contained in any privacy, data protection or security breach notification Laws, including, without limitation, Title V of the GLB Act and the provisions of the information security program adopted pursuant to 12 C.F.R Part 40. The Seller is not aware of any facts or circumstances which would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third Person in a manner which would cause it or any of the Seller Subsidiaries to undertake any remedial action. The Seller (or where appropriate the Seller Subsidiary) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and it (or such other of the Seller Subsidiaries) has complied in all respects with any requirements to file reports and other necessary documents as required by the Patriot Act, the Bank Secrecy Act or any other anti-money laundering Laws.

2.10    Employee Benefit Plans.

(a)    Current Plans. The Seller Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 and the regulations promulgated thereunder, as amended (“ERISA”)), and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance and other employment Contracts or employment arrangements, with respect to which the Seller or any Seller Subsidiary has any obligation, whether absolute, accrued, contingent or otherwise and whether due or to become due (collectively, the “Plans”). The Seller has furnished or made available to the Company a complete and accurate copy of each Plan (or a description of the Plans, if the Plans are not in writing) and a complete and accurate copy of each material document prepared in connection with each such Plan, including, without limitation, and where applicable, a copy of (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the three (3) most recently filed United States Internal Revenue Service (“IRS”) Forms 5500 and related schedules, (iv) the most recently issued determination letter from the IRS for each such Plan and the materials submitted to obtain such letter and (v) the three (3) most recently prepared actuarial and financial statements with respect to each such Plan.

(b)    Absence of Certain Types of Plans. No member of the Seller’s “controlled group,” within the meaning of Section 4001(a)(14) of ERISA, maintains or contributes to, or within the five (5) years preceding the Effective Time has maintained or contributed to, an employee pension benefit plan subject to Title IV of ERISA (“Title IV Plan”), including, without limitation, any “multiemployer pension plan” as defined in Section 3(37) of ERISA. None of the Plans obligates the Seller or any of the Seller Subsidiaries to pay separation, severance, termination or similar benefits solely as a result of any transaction contemplated by this Agreement or as a result of a “change in control,” within the meaning of such term under Section 280G of the Code. Except as required by the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended, none of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Seller or any of the Seller Subsidiaries. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c)    Compliance with Applicable Law. Each Plan has been operated in all respects in accordance with the requirements of all applicable Law and all Persons who participate in the operation of such Plans and all Plan “fiduciaries” (within the meaning of Section 3(21) of ERISA) have acted in accordance with the provisions of all applicable Law, except where such operations or violations of applicable Law would not have a Seller Material Adverse Effect. The Seller and the Seller Subsidiaries have performed all obligations required to be performed by any of them under, are not in any respect in default under or in violation of, and the Seller and the Seller Subsidiaries have no Knowledge of any default or violation by any party to, any Plan, except where such failures, defaults or violations would not have a Seller Material Adverse Effect. No Proceeding is pending or, to the Knowledge of the Seller or the Seller Subsidiaries, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Seller or the Seller Subsidiaries, no fact or event exists that could give rise to any such Proceeding. Neither the Seller nor any Seller Subsidiary has incurred any liability under Section 302 of ERISA or Section 412 of the Code that has not been satisfied in full and no condition exists that presents a material risk of incurring any such liability.

(d)    Qualification of Certain Plans. Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code (including each trust established in connection with such a Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code) has received a favorable determination letter from the IRS that it is so qualified or is entitled to rely on a favorable opinion or advisory letter issued to the sponsor of a master and prototype plan pursuant to IRS Announcement 2001-77, and, to the Seller’s Knowledge, there is no fact or event that could adversely affect the qualified status of any such Plan. No trust maintained or contributed to by the Seller or any of the Seller Subsidiaries is intended to be qualified as a voluntary employees’ beneficiary association or is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code.

(e)    Non-Qualified Deferred Compensation Plans. No Plan that is a non-qualified deferred compensation plan subject to Section 409A of the Code and the related guidance issued thereunder, as amended (“Section 409A”) has been modified (as defined under Section 409A) on or after October 3, 2004 and all such non-qualified deferred compensation plans have been operated and administered by the Seller and the Seller Subsidiaries in good faith compliance with Section 409A from the period beginning January 1, 2005 through the date hereof.

(f)    Absence of Certain Liabilities and Events. There has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Neither the Seller nor any Seller Subsidiary has incurred any liability for any excise tax arising under Sections 4971 through 4980G of the Code that would have a Seller Material Adverse Effect and, to the Seller’s Knowledge, no fact or event exists that could give rise to any such liability.

(g)    Plan Contributions. All contributions, premiums or payments required to be made with respect to any Plan by the Seller and the Seller Subsidiaries have been made on or before their due dates or within the applicable grace period for payment without default.

(h)    Employment Contracts. Neither the Seller nor any Seller Subsidiary is a party to any Contracts for employment, severance, consulting or other similar agreements with any employees, consultants, officers or directors of the Seller or any of the Seller Subsidiaries, except as set forth on Section 2.10(h) of the Seller Disclosure Schedule. Neither the Seller nor any Seller Subsidiary is a party to any collective bargaining agreements.

(i)    Effect of Agreement. The consummation of the transactions contemplated by this Agreement will not, either alone or in conjunction with another event, entitle any current or former employee of the Seller or any Seller Subsidiary to severance pay, unemployment compensation or any other payment, including payments constituting “excess parachute payments” within the meaning of Section 280G of the Code or accelerate the time of payment or vesting or increase the compensation due any such employee or former employee.

2.11    Registration Statement; Proxy Statement/Prospectus. The information supplied by the Seller for inclusion in the Registration Statement will not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by the Seller for inclusion in the proxy statement/prospectus to be sent to the stockholders of the Seller in connection with the meeting of the Seller’s stockholders to consider the Merger (the “Seller Stockholders’ Meeting”) (such proxy statement/prospectus as amended or supplemented is referred to herein as the “Proxy Statement/Prospectus”) will not, at the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of the Seller Stockholders’ Meeting and at the Effective Time, be false or misleading with respect to any material fact required to be stated therein, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event relating to the Seller, the Seller Subsidiaries or any of its or their Affiliates, officers or directors is discovered by the Seller which should be set forth in an amendment or supplement to the Registration

Statement or an amendment or supplement to the Proxy Statement/Prospectus, the Seller shall promptly inform the Company. The Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act (to the extent applicable). Notwithstanding the foregoing, the Seller makes no representation or warranty with respect to any information about, or supplied or omitted by, the Company which is contained in any of the foregoing documents.

2.12    Title to Property. The Seller Disclosure Schedule identifies all real property owned by the Seller or any of the Seller Subsidiaries and identifies, to the Seller’s Knowledge, all real property leases pursuant to which the Seller or any of the Seller Subsidiaries is a party, either as a lessor or lessee. The Seller and each of the Seller Subsidiaries has good and marketable title to all of their respective properties and assets, real and personal, free and clear of all Liens, except liens for Taxes not yet due and payable, pledges to secure deposits and such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby and which would not have a Seller Material Adverse Effect; and all leases and licenses pursuant to which the Seller or any of the Seller Subsidiaries lease or license from other Persons any real or material amounts of personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases and licenses, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Seller or such Seller Subsidiary has not taken adequate steps to prevent such a default from occurring). All of the Seller’s and each of the Seller’s Subsidiaries’ buildings and equipment in regular use have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted.

2.13    Environmental Matters. To the Seller’s Knowledge: (i) each of the Seller, the Seller Subsidiaries, properties owned or operated by the Seller or the Seller Subsidiaries, the Participation Facilities and the Loan Properties are and at all times since they became properties owned or operated by the Seller or the Seller Subsidiaries or, in the case of Participation Facilities or Loan Properties, since they became Participation Facilities or Loan Properties, as the case may be, have been in compliance with all applicable Laws, Orders and Contractual obligations relating to the environment, health, safety, natural resources, wildlife or “Hazardous Materials” which are hereinafter defined as chemicals, pollutants, contaminants, wastes, toxic substances, compounds, products, solid, liquid, gas, petroleum or other regulated substances or materials which are hazardous, toxic or otherwise harmful to health, safety, natural resources or the environment (“Environmental Laws”), except for violations which would not have a Seller Material Adverse Effect; (ii) during and prior to the period of (a) the Seller’s or any of the Seller Subsidiaries’ ownership or operation of any of their respective current properties, (b) the Seller’s or any of the Seller Subsidiaries’ participation in the management of any Participation Facility or (c) the Seller’s or any of the Seller Subsidiaries’ holding of a security interest in a Loan Property, Hazardous Materials have not been generated, treated, stored, transported, released or disposed of in, on, under, above, from or affecting any such property, except where such release, generation, treatment, storage, transportation or disposal would not have a Seller Material Adverse Effect; (iii) there is no asbestos or any material amount of ureaformaldehyde materials in or on any property owned or operated by the Seller or any Seller Subsidiary or any Loan Property or Participation Facility and no electrical transformers or capacitors, other than those owned by public utility companies, on any such properties contain any polychlorinated biphenyls; (iv) there are no underground or aboveground storage tanks and there have never been any underground or aboveground storage tanks located on, in or under any properties currently or formerly owned or operated by the Seller or any Seller Subsidiary or any Loan Property or Participation Facility; (v) neither the Seller nor any Seller Subsidiary has received any notice from any Governmental Authority or third Person notifying the Seller or any Seller Subsidiary of any Environmental Claim; and (vi) there are no circumstances with respect to any properties currently owned or operated by the Seller or any Seller Subsidiary or any Loan Property or Participation Facility that could reasonably be anticipated (a) to form the basis for an Environmental Claim against the Seller or any Seller Subsidiary or any properties currently or formerly owned or operated by the Seller or any Seller Subsidiary or any Loan Property or Participation Facility or (b) to cause any properties currently owned or operated by the Seller or any Seller Subsidiary or any Loan Property or Participation Facility to be subject to any restrictions on ownership, occupancy, use or transferability under any applicable Environmental Law or require notification to or Consent of any Governmental Authority or third Person pursuant to any Environmental Law.

The following definitions apply for purposes of this Section 2.13: (a) “Loan Property” means any real property in which the Seller or any Seller Subsidiary holds a security interest and, where required by the context, said term means the owner or operator of such property; (b) “Participation Facility” means any facility in which the Seller or any Seller Subsidiary participates in the management and, where required by the context, said term means the owner or operator of such property; and (c) “Environmental Claims” shall mean any and all administrative, regulatory, judicial or private Proceedings relating in any way to (i) any Environmental Law; (ii) any Hazardous Material including, without limitation, any abatements, removal, remedial, corrective or other response action in connection with any Hazardous Material, Environmental Law or Order of a Governmental Authority; or (iii) any actual or alleged damage, injury, threat or harm to health, safety, natural resources, wildlife or the environment which would have a Seller Material Adverse Effect.

2.14    Absence of Agreements. Neither the Seller nor any Seller Subsidiary is a party to any Contract or Order which restricts the conduct of its business (including any Contract containing covenants which limit the ability of the Seller or of any Seller Subsidiary to compete in any line of business or with any Person or which involve any restriction of the geographical area in which, or method by which, the Seller or any Seller Subsidiary may carry on its business (other than as may be required by applicable Law or Governmental Authorities)), or in any manner relates to its capital adequacy, credit policies or management, nor has the Seller been advised that any Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such Contract or Order.

2.15    Taxes. The Seller and the Seller Subsidiaries have timely filed all Tax Returns required to be filed by them on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), and the Seller and the Seller Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the filing of such Tax Returns, except such as are not yet due or are being contested in good faith by appropriate Proceedings and with respect to which the Seller is maintaining reserves adequate for their payment. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, charges, fees, levies and other governmental assessments and impositions of any kind payable to any Governmental Authority, including, without limitation, (i) income, franchise, profits, gross receipts, estimated, ad valorem, value-added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, worker’s compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and (iii) interest, penalties and additions to tax imposed with respect thereto; and “Tax Returns” shall mean returns, reports and information statements with respect to Taxes required to be filed with the IRS or any other Governmental Authority, including, without limitation, consolidated, combined and unitary tax returns. For purposes of this Section 2.15, references to the Seller and the Seller Subsidiaries include former subsidiaries of the Seller for the periods during which any such Persons were owned, directly or indirectly, by the Seller. Neither the IRS nor any other Governmental Authority is now asserting, either through audits, administrative Proceedings or court Proceedings, any deficiency or claim for additional Taxes from the Seller or the Seller Subsidiaries. Neither the Seller nor any of the Seller Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. Except for statutory liens for current Taxes not yet due, there are no material Tax Liens on any assets of the Seller or any of the Seller Subsidiaries. Neither the Seller nor any of the Seller Subsidiaries has received a ruling or entered into an agreement with the IRS or any other Governmental Authority with respect to Taxes that would have a Seller Material Adverse Effect. No agreements relating to allocating or sharing of Taxes exist among the Seller and the Seller Subsidiaries and no Tax indemnities given by the Seller or the Seller Subsidiaries in connection with a sale of stock or assets remain in effect. Neither the Seller nor any of the Seller Subsidiaries is required to include in income either (i) any amount in respect of any adjustment under Section 481 of the Code or (ii) any installment sale gain. Neither the Seller nor any of the Seller Subsidiaries has made an election under Section 341(f) of the Code. Neither the Seller nor any of the Seller Subsidiaries (i) is a member of an affiliated, consolidated, combined or unitary group, other than one of which the Seller was the common parent, or (ii) has any liability for the Taxes of any Person (other than the Seller and the Seller Subsidiaries) under Treasury Regulation Section 1-1502-6 (or any similar provision of state or local Law) as a transferee or successor, by Contract or otherwise.

2.16    Insurance. The Seller Disclosure Schedule lists all policies of insurance of the Seller and the Seller Subsidiaries currently in effect. Neither the Seller nor any of the Seller Subsidiaries has any liability for unpaid premiums or premium adjustments not properly reflected on the Seller’s financial statements for the fiscal year ended December 31, 2005, or the nine (9) months ended September 30, 2006.

2.17    Brokers. No broker, finder or investment banker (other than Keefe, Bruyette & Woods, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller. Prior to the date of this Agreement, the Seller has furnished to the Company a complete and correct copy of all agreements between the Seller and Keefe, Bruyette & Woods, Inc. pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.

2.18    Tax Matters. Neither the Seller nor any Seller Subsidiary has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

2.19    Seller Material Adverse Effect. Since December 31, 2005, there has not been any Effect that has had, or would be reasonably expected to have, a Seller Material Adverse Effect.

2.20    Material Contracts. Except for loan or credit agreements entered into by the Seller or any Seller Subsidiary as lender in the ordinary course of business consistent with past practice and as disclosed in Section 2.20 of the Seller Disclosure Schedule (which may reference other Sections of such Schedule), neither the Seller nor any Seller Subsidiary is a party to or obligated under any Contract which (i) is not terminable by the Seller or the Seller Subsidiary without additional payment or penalty within sixty (60) days of delivery of notice of such termination; (ii) obligates the Seller or any Seller Subsidiary for payments or other consideration with a value in excess of $25,000, in the aggregate over the term of such Contract; or (iii) would require disclosure by the Seller pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act.

2.21    Opinion of Financial Advisor. The Seller has received the written opinion of Keefe, Bruyette & Woods, Inc. on the date of this Agreement to the effect that, as of the date of this Agreement, the Per Share Consideration to be received in the Merger by the Seller’s stockholders is fair to the Seller’s stockholders from a financial point of view, and the Seller will promptly, after the date of this Agreement, deliver a copy of such opinion to the Company.

2.22    Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Seller Common Stock are entitled to cast is the only vote of the holders of any class or series of the Seller’s capital stock necessary to approve this Agreement and the transactions contemplated hereby, including the Merger.

2.23    Stock Options. The assumption of the Option Plans and the Options issued thereunder as provided in Section 5.7 by the Company are permitted by and consistent with the terms of the Option Plans, the agreements under which the Options were issued and applicable Law.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Reports or in the disclosure schedule delivered by the Company to the Seller prior to the execution of this Agreement (the “Company Disclosure Schedule”), which shall set forth items of disclosure with specific reference to the particular Section or subsection to which the information in the Company Disclosure Schedule relates, the Company hereby represents and warrants to the Seller as follows:

3.1    Organization and Qualification; Subsidiaries.

(a)    The Company is a corporation duly organized, validly existing and in active status under the Laws of the State of Wisconsin, a registered bank holding company under the BHCA and a financial holding company under the GLB Act. Each subsidiary of the Company (a “Company Subsidiary,” or collectively the “Company Subsidiaries”) is a bank, corporation, limited liability company or other form of business entity duly organized, validly existing and in good standing under the Laws of the state of its incorporation or organization or the United States of America. Each of the Company and the Company Subsidiaries have the requisite power and authority and is in possession of all Consents and Orders (“Company Approvals”) necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, including appropriate authorizations from the Federal Reserve Board, the FDIC, the DFI, the Office of Thrift Supervision (the “OTS”) and the Office of Comptroller of the Currency (“OCC”), and neither the Company nor any Company Subsidiary has received any notice of Proceedings relating to the revocation or modification of any Company Approvals, except in each case where the revocations or modifications, the failure to be so organized, existing and in good standing or to have such power, authority or Company Approvals would not have a Company Material Adverse Effect.

(b)    The Company and each Company Subsidiary is duly qualified or licensed as a foreign business entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such jurisdictions in which the failure to be so qualified or licensed would not have a Company Material Adverse Effect.

(c)    As used in this Agreement, the term “Company Material Adverse Effect” means any Effect that, individually or in the aggregate with other Effects, (i) is material and adverse to the business, assets, liabilities, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole, and/or (ii) materially impairs the ability of the Company to consummate the transactions contemplated hereby; provided, however, that the term “Company Material Adverse Effect” shall not be deemed to include: (a) any Effect to the extent resulting from the announcement of this Agreement or the transactions contemplated hereby, (b) any Effect resulting from compliance with the terms and conditions of this Agreement, (c) any decrease in the price or trading volume of the Company Common Stock (but not excluding any Effect underlying such decrease to the extent such Effect would constitute a Company Material Adverse Effect), (d) any Effect to the extent resulting from changes in Laws generally applicable to the banking industry, (e) any Effect to the extent resulting from changes in GAAP which the Company or any of the Company Subsidiaries is required to adopt, (f) changes attributable to or resulting from changes in general economic conditions affecting the banking industry generally (unless such Effect would reasonably be expected to have a materially disproportionate impact on the business, assets, liabilities, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole relative to other banking industry participants), or (g) actions contemplated and permitted by this Agreement.

3.2    Articles of Incorporation and By-Laws. The Company has heretofore furnished or made available to the Seller a complete and correct copy of the Company Articles and the Company By-Laws. The Company Articles and the Company By-Laws are in full force and effect. The Company is not in breach of any of the provisions of the Company Articles or the Company By-Laws.

3.3    Capitalization.

(a)    The authorized capital stock of the Company consists of 700,000,000 shares of Company Common Stock. As of November 28, 2006, (i) 261,694,319 shares of the Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, subject to the personnel liability which may be imposed on stockholders by former Section 180.0622(2)(b) of the WBCL (such Section, including judicial interpretation thereof, and Section 180.40(6), its predecessor statute, are referred to herein collectively as “Section 180.0622(2)(b) of the WBCL”), for debts incurred prior to June 14, 2006 (for debts incurred on or after such date, Section 180.0622(2)(b) of the WBCL has been repealed) owing to employees for services performed, but not exceeding six (6) months service in any one case, and not issued in violation of any preemptive right of any Company stockholder, (ii) 278,105 shares of the Company Common Stock were held as treasury shares by the Company, (iii) no shares of the Company’s $1.00 par value Series A

Convertible Preferred Stock were issued and outstanding, and (iv) 26,581,454 shares of the Company Common Stock were subject to outstanding stock options issued pursuant to the Company’s stock option plans. Except as set forth in clause (iv), above, there are no outstanding Rights relating to the issued or unissued capital stock or other equity interests of the Company or obligating the Company to issue or sell any shares of capital stock or other equity interests of, or other equity interests in, the Company.

(b)    The shares of Company Common Stock to be issued pursuant to the Merger will, upon issuance in accordance with the provisions of this Agreement, be duly authorized, validly issued, fully paid and non-assessable, subject to the personal liability which may be imposed on stockholders by former Section 180.0622(2)(b) of the WBCL.

3.4    Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, including, without limitation, the Company’s Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by, and constitutes a valid and binding obligation of, the Company and, assuming the due authorization, execution and delivery of this Agreement by the Seller, is enforceable against the Company in accordance with its terms, except as enforcement may be limited by Laws affecting insured depository institutions, general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

3.5    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the transactions contemplated hereby by the Company will not, (i) conflict with or violate the Company Articles, the Company By-Laws or the Articles of Incorporation, By-Laws or other organizational documents, as the case may be, of any Company Subsidiary, (ii) conflict with or violate any Laws or Orders applicable to the Company or any Company Subsidiary or by which any of their respective properties is bound or affected, except in the case of clauses (i) and (ii), above, for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Company Material Adverse Effect.

(b)    The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby by the Company will not, require any Consent from, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the BHCA, applicable state banking laws and regulations, the filing and recordation of appropriate merger or other documents as required by the FBCA and WBCL, and prior notification filings with the Department of Justice under the HSR Act and (ii) where the failure to obtain such Consents or to make such filings or notifications would not prevent or delay consummation of the Merger, or otherwise would not prevent or delay consummation of the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, and would not have, or be reasonably expected to have, a Company Material Adverse Effect.

3.6    Compliance; Permits. Neither the Company nor any Company Subsidiary is in conflict with, or in default under or violation of, as applicable, (i) any Law applicable to the Company or any Company Subsidiary or by which its or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, lease, license, permit, franchise or other Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which would not have a Company Material Adverse Effect.

3.7    Securities and Banking Reports; Financial Statements.

(a)    The Company and each Company Subsidiary have filed all forms, reports and documents required to be filed with (x) the Securities and Exchange Commission (the “SEC”) since December 31, 2003, and as of the date of this Agreement have delivered or made available to the Seller, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2004 and 2005, (ii) all proxy statements relating to the Company’s meetings of stockholders (whether annual or special) held since December 31, 2003, (iii) all Quarterly Reports on Form 10-Q filed by the Company with the SEC since December 31, 2003, (iv) all reports on Form 8-K filed by the Company with the SEC since December 31, 2003, (v) all other reports or registration statements filed by the Company with the SEC since December 31, 2003, and (vi) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC since December 31, 2003 (collectively, the “Company SEC Reports”) and (y) the FDIC, the OCC, the Federal Reserve Board, the OTS, the DFI and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to with the Company SEC Reports as the “Company Reports”). The Company Reports (i) were prepared in all material respects in accordance with the requirements of applicable Law and (ii) did not at the time they were filed, after giving effect to any amendment thereto filed prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. The parties agree that failure of the Company’s Chief Executive Officer or Chief Financial Officer, or individuals performing similar functions, to provide any certification required to be filed with any document filed with the SEC shall constitute an event that has a Company Material Adverse Effect.

(b)    To the Company’s Knowledge, the Company and each of its officers and directors are in compliance with and have complied in all material respects with (A) the applicable provisions of Sarbanes-Oxley and (B) the applicable listing and corporate governance rules and regulations of the NYSE. With respect to each report on Form 10-K and Form 10-Q and each amendment of any such report filed by the Company with the SEC since December 31, 2003, the Chief Executive Officer and Chief Financial Officer of the Company, or individuals performing similar functions, have made all certifications required by Sarbanes-Oxley at the time of such filing, and to the Company’s Knowledge, the statements contained in each such certification were true and correct when made. Further, the Company has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to the Company and the Company Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or individuals performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of the Company required by Section 302 of Sarbanes-Oxley with respect to such reports.

(c)    The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) promulgated under the Exchange Act) (“internal controls”). To the Company’s Knowledge, based on its evaluation of internal controls prior to the date hereof, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses known to the Company in the design or operation of internal controls which are reasonably likely to adversely affect in a material respect the Company’s ability to record, process, summarize and report financial information and (ii) any material fraud known to the Company that involves management or other employees who have a significant role in internal controls.

(d)    There are no outstanding loans made by the Company or any Company Subsidiary to any executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of the Company, other than loans that are subject to and that were made and continue to be in compliance with Regulation O under the Federal Reserve Act.

(e)    Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006, and (ii) for the liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006, neither the Company nor any Company Subsidiary has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that is required to be disclosed on a balance sheet prepared in accordance with GAAP that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(f)    The Company has not been notified by its independent public accounting firm or by the staff of the SEC that such accounting firm or the staff of the SEC, as the case may be, is of the view that any financial statement included in any registration statement filed by the Company under the Securities Act or any periodic or current report filed by the Company under the Exchange Act should be restated which has not been restated in subsequent financial statements or that the Company should modify its accounting in future periods in a manner that would have a Company Material Adverse Effect.

(g)    Since January 1, 2006, none of the Company, the Company Subsidiaries, any director, officer or employee of the Company or the Company Subsidiaries or, to the Company’s Knowledge, any auditor, accountant or representative of the Company or the Company Subsidiaries, has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or the Company Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing the Company or the Company Subsidiaries, whether or not employed by the Company or the Company Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their officers, directors, employees or agents to the Company’s or any Company Subsidiary’s Board of Directors or any committee thereof or to any director or officer of the Company or any Company Subsidiary. Since January 1, 2006, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the Chief Executive Officer, Chief Financial Officer, general counsel, the Company’s or any Company Subsidiary’s Board of Directors or any committee thereof.

3.8    Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, since December 31, 2005 to the date hereof, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2005, there has not been (i) any change in the financial condition, results of operations or business of the Company or any of the Company Subsidiaries which has had, or to the Company’s Knowledge, would reasonably be expected to have, a Company Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Company or any of the Company Subsidiaries which has had, or to the Company’s Knowledge, would reasonably be expected to have, a Company Material Adverse Effect, (iii) any change by the Company in its accounting methods, principles or practices, (iv) any revaluation by the Company of any of its assets in any material respect, (v) any strike, work stoppage, slow-down or other labor disturbance, (vi) the execution of any collective bargaining agreement or other Contract with a labor union or organization, (vii) to the Company’s Knowledge, any union organizing activities.

3.9    Absence of Proceedings and Orders.

(a)    There is no Proceeding pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their properties or assets or challenging the validity or propriety of the transactions contemplated by this Agreement, as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would have a Company Material Adverse Effect.

(b)    There is no Order imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries, including, without limitation, any Order relating to any of the transactions contemplated by this Agreement, which has had, or which would reasonably be expected to have, a Company Material Adverse Effect.

(c)    The Company has made available to the Seller a complete and correct copy of any amendments or modifications which are required to be filed with the SEC, but have not yet been filed with the SEC, to (i) the Company SEC Reports filed prior to the date hereof, and (ii) Contracts which previously have been filed by the Company with the SEC pursuant to the Securities Act and Exchange Act (together with the Company SEC Reports, the “Company SEC Documents”).

(d)    The Company is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist which would cause it or any of the Company Subsidiaries to be deemed to be (i) operating in violation of the Bank Secrecy Act, the Patriot Act, the laws and regulations promulgated and administered by OFAC, any Order issued with respect to anti-money laundering by the United States Department of Justice or FinCEN, any Order issued by OFAC, or any other applicable anti-money laundering Laws, except where any such violation would not have a Company Material Adverse Effect; or (ii) not in satisfactory compliance with the applicable privacy and customer information requirements contained in any privacy, data protection or security breach notification Laws, including, without limitation, Title V of the GLB Act and the provisions of the information security program adopted pursuant to 12 C.F.R. Part 40, except where the failure to so comply would not have a Company Material Adverse Effect. The Company (or where appropriate the Company Subsidiary) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and it (or such other of the Company Subsidiaries) has complied in all respects, except where the failure to comply would not have a Company Material Adverse Effect, with any requirements to file reports and other necessary documents as required by the Patriot Act, the Bank Secrecy Act or any other anti-money laundering Laws.

3.10    Registration Statement; Proxy Statement/Prospectus. The information supplied by the Company for inclusion or incorporation by reference in the registration statement of the Company (the “Registration Statement”) pursuant to which the shares of Company Common Stock to be issued in the Merger will be registered with the SEC will not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus will not, at the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of the Seller Stockholders’ Meeting and at the Effective Time, be false or misleading with respect to any material fact required to be stated therein, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event relating to the Company, any Company Subsidiary or any of its or their Affiliates, officers or directors is discovered by the Company which should be set forth in an amendment or supplement to the Registration Statement or an amendment or supplement to the Proxy Statement/Prospectus, the Company shall promptly inform the Seller. The Registration Statement and the Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Securities Act and the Exchange Act (to the extent applicable). Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information about, or supplied or omitted by, the Seller which is contained in any of the foregoing documents.

3.11    Title to Property. The Company and each of the Company Subsidiaries has good and marketable title to all of their respective properties and assets, real and personal, free and clear of all Liens, except liens for Taxes not yet due and payable, pledges to secure deposits and such minor imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby and which would not have a Company Material Adverse Effect; and all leases and licenses pursuant to which the Company or any of the Company Subsidiaries lease or license from other Persons material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases and licenses, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or such Company Subsidiary has not taken adequate steps to prevent such a default from occurring). All of the Company’s and each of the Company Subsidiaries’ buildings and equipment in regular use have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted.

3.12    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

3.13    Tax Matters. Neither the Company nor any Company Subsidiary has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

3.14    Company Material Adverse Effect. Since December 31, 2005, there has not been any Effect that has had, or to the Company’s Knowledge, would be reasonably expected to have, a Company Material Adverse Effect.

ARTICLE IV - COVENANTS OF SELLER

4.1    Affirmative Covenants. The Seller hereby covenants and agrees with the Company that, except (i) as permitted by this Agreement, (ii) as disclosed in the Seller Disclosure Schedule, (iii) as required by Law or a Governmental Authority of competent jurisdiction, provided, that prior to failing to take any such action, the Seller notifies the Company thereof and to the extent required by the Company, uses its reasonable best efforts to take any such action otherwise subject to such Law or Governmental Authority, or (iv) as otherwise consented to in writing by the Company, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Seller will, and the Seller will cause each Seller Subsidiary, to:

(a)    operate its business only in the usual, regular and ordinary course consistent with past practices;

(b)    use all reasonable best efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with customers;

(c)    use all reasonable best efforts to maintain and keep its properties in good repair and condition as at present, ordinary wear and tear excepted;

(d)    cooperate with the Company in its efforts to obtain information and title insurance with respect to real property owned or leased by the Seller or any of the Seller Subsidiaries, including, without limitation, efforts to communicate with and obtain Consents and/or estoppels from landlords and tenants, and the execution and delivery as of the Effective Time of standard title affidavits, deeds and other documents as may be reasonably necessary to reflect the transaction in the real estate records of the states in which real property is located and/or to obtain title insurance;

(e)    use all commercially reasonable best efforts to keep in full force and effect director and officer liability insurance comparable in amount and scope of coverage to that now maintained by it (the “Existing D&O Policy”);

(f)    perform in all material respects all obligations required to be performed by it under all material Contracts relating to or affecting its assets, properties and business;

(g)    comply with and perform in all material respects all obligations and duties imposed upon it by all applicable Laws; and

(h)    not to take any action or fail to take any action which can be expected to have a Seller Material Adverse Effect.

4.2    Negative Covenants. Except (i) as permitted by or provided in this Agreement, (ii) as disclosed in the Seller Disclosure Schedule, (iii) as required by Law or a Governmental Authority of competent jurisdiction, provided that prior to taking any such action, the Seller notifies the Company thereof and to the extent required by the Company, uses its reasonable best efforts to avoid having to take such action required by such Law or Governmental Authority, or (iv) as otherwise consented to in writing by the Company, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Seller shall not do, or permit any Seller Subsidiary to do, any of the following:

(a)    (i) except to maintain qualification pursuant to the Code or as contemplated in Annex A, adopt, amend, renew or terminate any Plan or any other agreement, arrangement, plan or policy between the Seller or any Seller Subsidiary and one or more of its current or former directors, officers or employees, or (ii) except for (A) normal increases in the ordinary course of business consistent with past practice and subject to the limitations set forth in Annex A and (B) increases specifically permitted by Annex A, increase in any manner the base salary, bonus, incentive compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or other agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

(b)    declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock, except for dividends by a Seller Subsidiary either to the Seller or another Seller Subsidiary;

(c)    except as contemplated by this Agreement, merge into any other Person, permit any other Person to merge into it or consolidate with any other Person, or effect any reorganization or recapitalization;

(d)    purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of stock or other equity interests, of any Person other than in the ordinary course of business;

(e)    liquidate, sell, dispose of, or encumber any assets or acquire any assets outside of the ordinary course of business;

(f)    repurchase, redeem or otherwise acquire, or issue, sell or deliver, split, reclassify, combine or otherwise adjust, or agree to issue, sell or deliver, split, reclassify, combine or otherwise adjust, any stock (except pursuant to exercise of the Options), bonds or other corporate securities of which the Seller or any of the Seller Subsidiaries is the issuer (whether authorized and unissued or held in treasury), or grant or issue, or agree to grant or issue, any options, warrants or other Rights (including convertible Securities) calling for issue thereof;

(g)    propose or adopt any amendments to its articles of incorporation, by-laws, articles of organization or operating agreement, as the case may be;

(h)    change any of its methods of accounting in effect at December 31, 2005 or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2005, except as may be required by GAAP; or

(i)    change any lending, investment, liability management or other material policies concerning the business or operations of the Seller or any of the Seller Subsidiaries, except as required by Law or by a Regulatory Authority, including, without limitation:

(i)    acquire or sell any Contracts for the purchase or sale of financial or other futures or any put or call options, or enter into any hedges or interest rate swaps relating to cash, securities or any commodities whatsoever or enter into any other derivative transaction, which would have gains or losses in excess of $25,000, or enter into, terminate or exchange a derivative instrument with a notional amount in excess of $25,000 or having a term of more than five (5) years;

(ii)    sell, assign, transfer, pledge, mortgage or otherwise encumber, or permit any Liens to exist with respect to, any of its assets with a value in excess of $25,000 individually, except in the ordinary course of business consistent with past practice;

(iii)    make any investment with a maturity of five (5) years or more;

(iv)    incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money (other than indebtedness of the Seller or the Seller Subsidiaries to each other) in excess of an aggregate of $25,000 (for the Seller and the Seller Subsidiaries on a consolidated basis) except in the ordinary course of business consistent with past practice;

(v)    enter into any Contract with respect to any acquisition of a material amount of assets or securities or any discharge, waiver, satisfaction, release or relinquishment of any material Contract rights, Liens, debts or claims, not in the ordinary course of business and consistent with past practices (which shall include Contracts entered into by the Seller or any Seller Subsidiary in the ordinary course of business, including, without limitation, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by United States government or agency securities), or impose, or suffer the imposition of, on any material asset of the Seller or any Seller Subsidiaries, any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Seller Financial Statements) and in no event with a value in excess of $25,000 individually;

(vi)    settle any Proceeding or controversy of any kind for any amount in excess of $25,000 or in any manner which would restrict in any material respect the operations or business of the Seller or any of the Seller Subsidiaries;

(vii)    purchase any new financial product or instrument which involves entering into a Contract with a term of six (6) months or longer;

(viii)    make any capital expenditure, except in the ordinary course and consistent with past practice and in no event in excess of $25,000 individually;

(ix)    take any action or fail to take any action which would be reasonably expected to have a Seller Material Adverse Effect;

(x)    take any action that would adversely affect or delay the ability of the Seller to perform any of its obligations on a timely basis under this Agreement or cause any of the conditions set forth in Article VII to not be satisfied; or

(xi)    agree in writing or otherwise to do any of the foregoing.

4.3    Letter of Seller’s Accountants. If requested in writing by the Company, the Seller shall use its reasonable best efforts to cause to be delivered to the Company “comfort” letters of Hacker, Johnson & Smith, PA, the Seller’s independent public accounting firm, dated the date on which the Registration Statement shall become effective and the Effective Time, respectively, and addressed to the Company, in a form reasonably satisfactory to the Company and reasonably customary in scope and substance for letters delivered by independent public accounting firms in connection with registration statements similar to the Registration Statement and transactions such as those contemplated by this Agreement.

4.4    No Solicitation of Transactions.

(a)    From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VIII, the Seller and the Seller Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, Affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly:

(i)    solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal;

(ii)    participate in any discussions or negotiations regarding, or furnish to any Person any material non-public information with respect to, or take any other action to facilitate any inquiry or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; or

(iii)    enter into any Contract relating to any Acquisition Transaction;

provided, however, this Section 4.4(a) shall not prohibit the Seller or the Seller’s Board of Directors from:

(A)    furnishing material nonpublic information (other than information regarding the Company supplied to the Seller by the Company) regarding the Seller or the Seller Subsidiaries to, or entering into a customary confidentiality agreement with or entering or re-entering into discussions with, any Person in response to an Acquisition Proposal submitted by such Person (and not withdrawn) if (x) the Seller’s Board of Directors reasonably determines in good faith, after taking into consideration the advice of and consultation with an investment banking firm of national reputation (which includes the Seller’s current financial advisor), that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Offer, and (y) the Seller’s Board of Directors concludes in good faith, after consultation with its outside legal counsel, that failure to take such action is reasonably likely to result in a breach by the Seller’s Board of Directors of its fiduciary obligations to the Seller’s stockholders under applicable Laws, provided that in any such case neither the Seller nor any representative of the Seller and the Seller Subsidiaries shall have violated any of the restrictions set forth in this Section 4.4(a), or

(B)    taking the actions described in the proviso of subsection (c), below, as permitted thereby, provided that none of the Seller, the Seller Subsidiaries or any representatives of the Seller and the Seller Subsidiaries shall have violated any of the restrictions set forth in this Section 4.4(a).

At least ten (10) days prior to furnishing any material nonpublic information to, or entering into discussions or negotiations with, any Person, the Seller shall:

(i)    give the Company written notice of the identity of such Person and of the Seller’s intention to furnish material nonpublic information to, or enter into discussions or negotiations with, such Person; and

(ii)    receive from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all written and oral nonpublic information furnished to such Person by or on behalf of the Seller, and contemporaneously with furnishing any such information to such Person, the Seller shall furnish such information to the Company (to the extent such information has not been previously furnished by the Seller to the Company).

Nothing in this Section 4.4(a) shall prevent the Seller or the Seller’s Board of Directors from complying with Rules 14e-2 and 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal. The Seller and the Seller Subsidiaries will immediately cease, and will cause each of their officers, directors, employees, Affiliates, investment bankers, attorneys and other advisors or representatives to immediately cease, as of the date hereof, any and all existing activities, discussions or negotiations with any other Persons conducted heretofore with respect to any Acquisition Proposal, subject to the right to renew such activities, discussions or negotiations in accordance with this Section 4.4. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in this Section 4.4 by any officer, director, employee or Affiliate of the Seller or any of the Seller Subsidiaries or any investment banker, attorney or other advisor or representative retained by any of them shall be deemed to be a breach of this Section 4.4 by the Seller.

For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by the Company) relating to any Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving:

(i)    any acquisition or purchase from the Seller by any Person of more than a 15% interest in the total outstanding voting securities of the Seller or any of the Seller Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the total outstanding voting securities of the Seller or any of the Seller Subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Seller or any of the Seller Subsidiaries;

(ii)    any sale, lease, exchange, transfer, license, acquisition or other disposition of more than 15% of the assets of the Seller or any of the Seller Subsidiaries; or

(iii)    any liquidation or dissolution of the Seller or any of the Seller Subsidiaries.

(b)    In addition to the obligations of the Seller set forth in Section 4.4(a), the Seller as promptly as practicable shall advise the Company orally and in writing of any request received by the Seller, any Seller Subsidiary or any of their officers, directors, employees, Affiliates, investment bankers, attorneys and other advisors or representatives after the date hereof for information which the Seller reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry received by the Seller, any Seller Subsidiary or any of their officers, directors, employees, Affiliates, investment bankers, attorneys and other advisors or representatives after the date hereof with respect to, or which the Seller reasonably believes would lead to, any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making any such request, Acquisition Proposal or inquiry. The Seller will keep the Company informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

(c)    Except as provided hereinbelow: (i) the Seller’s Board of Directors shall recommend that the Seller’s stockholders vote in favor of and to adopt and approve this Agreement and the Merger at the Seller Stockholders’ Meeting; (ii) the Proxy Statement/Prospectus shall include a statement of the Seller’s Board of Directors Recommendation; and (iii) neither the Seller’s Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify, in a manner adverse to the Company (in either event, a “Change of Recommendation”), the Seller’s Board of Directors Recommendation; provided, however, that nothing in this Agreement shall prevent the Seller’s Board of Directors from (i) withholding, withdrawing, amending or modifying the Seller’s Board of Directors Recommendation or (ii) not including in the Proxy Statement/Prospectus the Seller’s Board of Directors Recommendation if, in either case, the Seller’s Board of Directors reasonably determines in good faith, after consultation with its outside legal counsel, that, due solely to facts or circumstances coming to the attention of the Seller’s Board of Directors after the date of this Agreement, the failure to take such action is reasonably likely to result in a breach by the Seller’s Board of Directors of its fiduciary obligations to Seller’s stockholders under applicable Law; and provided further, however, that neither the Seller nor the Seller’s Board of Directors may take any of the actions described in clauses (i) and (ii) of the immediately preceding proviso unless the Seller shall have received an Acquisition Proposal that has not been withdrawn as of the time of such action of the Seller’s Board of Directors and the Seller’s Board of Directors shall have reasonably determined in good faith, after taking into consideration the advice of and consultation with an investment banking firm of national reputation (which includes the Seller’s current financial advisor), that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Offer.

(d)    Notwithstanding anything to the contrary contained in this Section 4.4, in the event that the Seller’s Board of Directors determines in good faith, after consultation with outside counsel, that in light of a Superior Offer it is necessary to do so in order to comply with its fiduciary duties to the Seller or the Seller’s stockholders under applicable Law, the Seller’s Board of Directors may terminate this Agreement in the manner contemplated by Section 8.1(h) solely in order to concurrently enter into a definitive agreement with respect to a Superior Offer, but only after the tenth (10th) day following the Company’s receipt of written notice advising the Company that the Seller’s Board of Directors is prepared to accept a Superior Offer, and only if, during such ten (10) day period, if the Company so elects, the Seller and its advisors shall have negotiated in good faith with the Company to make such adjustments in the terms and conditions of this Agreement as would enable the Seller to proceed with the transactions contemplated herein on such adjusted terms.

4.5    Update Disclosure; Breaches.

(a)    From and after the date of this Agreement until the Effective Time, the Seller shall update the Seller Disclosure Schedule on a regular basis by written notice to the Company to reflect any matters which have occurred from and after the date of this Agreement which, if existing on the date of this Agreement, would have been required to be described therein; provided that (i) to the extent that any information that would be required to be included in an update under this Section 4.5(a) would have in the past been contained in internal reports prepared by the Seller or any Seller Subsidiary in the ordinary course, such update may occur by delivery of such internal reports prepared in accordance with past practice, with appropriate steps taken by the Seller to identify relevant information contained therein, and (ii) to the extent that updating required under this Section 4.5 is unduly burdensome to the Seller, the Seller and the Company will use their reasonable best efforts to develop alternate updating procedures using, wherever possible, existing reporting systems.

(b)    The Seller shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the Company and use its reasonable best efforts to prevent or promptly remedy the same.

4.6    Affiliates; Tax Treatment. Within thirty (30) days after the date of this Agreement (a) the Seller shall deliver to the Company a letter identifying all Persons who are then “affiliates” of the Seller, including, without limitation, all directors and executive officers of the Seller, for purposes of Rule 145 promulgated under the Securities Act and (b) the Seller shall advise the Persons identified in such letter of the resale restrictions imposed by applicable securities laws. The Seller shall use its reasonable best efforts to obtain from each Person identified in such letter a written agreement, substantially in the form attached hereto as Exhibit 4.6. The Seller shall use its reasonable best efforts to obtain from any Person who becomes an “affiliate” of the Seller after the Seller’s delivery of the letter referred to above, on or prior to the Effective Time, a written agreement, substantially in the form attached hereto as Exhibit 4.6 as soon as practicable after such Person attains such status. The Seller will use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code.

4.7    Delivery of Stockholder List. The Seller shall arrange to have its transfer agent deliver to the Company or its designee, from time to time prior to the Effective Time, a true and complete list setting forth the names and addresses of the Seller stockholders, their holdings of stock as of the latest practicable date, and such other stockholder information as the Company may reasonably request.

4.8    Loan and Investment Policies. The Seller agrees to maintain and to cause the Seller Subsidiaries to maintain their existing loan and investment policies and procedures designed to insure safe and sound banking practices, which shall remain in effect, except as otherwise agreed in writing by the Company, for the period from the date hereof until the earlier of the Effective Time or termination of this Agreement pursuant to Article VIII. To the extent permitted by applicable Law, such policies and procedures shall apply to, among other matters, the following: (i) making or renewing any commitments or loans, or purchase or renewals of any participations in loans, in excess of $1,000,000 for any commercial loan, $500,000 for any single-family residential loan or $250,000 for any consumer loan; (ii) making, committing to make or renewing any loan to any Affiliate of the Seller or the Seller Subsidiaries or any family member of such Affiliate or any entity in which such Affiliate has a material interest, except in accordance with the provisions of Regulation O issued by the Federal Reserve Board; (iii) making any investment or commitment to invest, or making any loan, in excess of $1,000,000 with respect to any commercial real estate development project; (iv) making multiple commercial real estate loans which are in the aggregate in excess of $1,500,000; or (v) entering into any Contract under which the Seller or any Seller Subsidiary will be bound to pay in excess of $50,000 over the life of such Contract or voluntarily committing any act or omission which constitutes a breach or default by the Seller or any Seller Subsidiary under any Contract to which the Seller or any Seller Subsidiary is a party or by which it or any of its properties are bound. To the extent permitted by applicable Law, the Company shall have the right to designate at least two (2) observers to attend all meetings of the Seller’s (i) senior credit committee, or similar committee at any Seller Subsidiary designated by the Company, and (ii) investment committee or similar committee at any Seller Subsidiary, and the Seller shall ensure that such representatives receive all information given by the Seller or its agents to the Seller’s members of said committees.

4.9    Access and Information. From the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, each party will give the other party and its representatives, employees, counsel and accountants reasonable access to the properties, books and records of such party and its subsidiaries and any other information relating to such party and its subsidiaries that is reasonably requested by the other party for purposes of permitting the other party, among other things, to: (a) conduct its due diligence review, (b) review the financial statements of such party, (c) verify the accuracy of the representations and warranties of such party contained in this Agreement, (d) confirm compliance by such party with the terms of this Agreement, and (e) prepare for the consummation of the transactions contemplated by this Agreement. The parties hereto acknowledge and agree that any investigation by any party pursuant to this Section 4.9 shall not unreasonably interfere with the business and operations of the other party. No party shall, without the consent of the other party (which consent shall not be unreasonably withheld), directly contact any customers or key employees of the other party. General advertisements by any party will not be deemed a violation of the preceding sentence.

4.10    Confidentiality Agreement. The Seller agrees that the Confidentiality Agreement dated October 11, 2006, between the Company and the Seller (the “Confidentiality Agreement”) shall remain in full force and effect and binding upon the Seller and shall survive termination of this Agreement for the period set forth therein.

ARTICLE V - COVENANTS OF THE COMPANY

5.1    Affirmative Covenants. The Company hereby covenants and agrees with the Seller that, except (i) as permitted by this Agreement, (ii) as disclosed in the Company Disclosure Schedule, (iii) as required by Law or a Governmental Authority of competent jurisdiction, or (iv) as otherwise consented to in writing by the Seller, during the period from the date hereof to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company will, and the Company will cause each Company Subsidiary, to:

(a)    maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as used in the Company’s financial statements applied on a consistent basis; and

(b)    conduct its business in a manner that does not violate any Law, except for possible violations which do not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

5.2    Negative Covenants. Except as disclosed in the Company Disclosure Schedule or as otherwise contemplated by this Agreement, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company shall not, or agree to commit to, or permit any Company Subsidiaries to, without the prior written consent of the Seller, (i) propose or adopt any amendments to the Company Articles or the Company By-Laws in a manner which would adversely affect in any manner the terms of the Company Common Stock or the ability of Company to consummate the transactions contemplated hereby, or agree in writing to do any of the foregoing; provided, however, that any such amendment to the Company Articles to increase the authorized number of shares of Company Common Stock shall not be deemed to have such an adverse effect, or (ii) take any action that would adversely affect or delay the ability of the Company to perform any of its obligations on a timely basis under this Agreement or cause any of the conditions set forth in Article VII to not be satisfied.

5.3    Breaches. The Company shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the Seller and use its reasonable best efforts to prevent or promptly remedy the same.

5.4    Stock Exchange Listing. The Company shall use its reasonable best efforts to cause the shares of Company Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time.

5.5    Tax Treatment. The Company will use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code.

5.6    Confidentiality Agreement. The Company agrees that the Confidentiality Agreement shall remain in full force and effect and binding upon the Company and shall survive termination of this Agreement for the period set forth therein.

5.7    Stock Options.

(a)    At the Effective Time, the Company will assume the option plans listed on Section 5.7(a) of the Seller Disclosure Schedule (the “Option Plans”) and all of the Seller’s obligations thereunder. At the Effective Time, each outstanding option issued pursuant to the Option Plans (each, an “Option”) shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Option (including, without limitation, the time periods allowed for exercise), except as such terms and conditions are modified by this Section 5.7, a number of shares of Company Common Stock equal to the product of the Exchange Ratio and the number of shares of Seller Common Stock subject to such Option (provided that any fractional shares of Company Common Stock resulting from such calculation shall be rounded to the nearest whole share), and at a price per share (rounded-up to the nearest cent) equal to the exercise price per share of the shares of Seller Common Stock subject to such Option divided by the Exchange Ratio. Notwithstanding the foregoing, the Company will make any necessary changes to the exercise price and number of shares of Company Common Stock subject to an Option after the Effective Time to the minimum extent necessary so that the holder of an Option is not subject to penalty under Section 409A of the Code and the related guidance issued thereunder. For purposes hereof, the “Exchange Ratio” means the Per Share Consideration or, if the Company exercises its right under Section 8.1(l)(iii), below, the Adjusted Per Share Consideration (as defined therein).

(b)    The Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Company Common Stock for delivery upon exercise of the Options adjusted in accordance with this Section 5.7. The Company shall file one or more registration statements on Form S-8 (or any successor form) or another appropriate form, promptly after the Effective Time, with respect to the Company Common Stock subject to such Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the related prospectus or prospectuses) for so long as such Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, the Company shall administer the Option Plans assumed pursuant to this Section 5.7 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the Option Plans complied with such rule prior to the Merger.

ARTICLE VI - ADDITIONAL AGREEMENTS

6.1    Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, the Seller and the Company shall prepare and the Company shall file with the SEC the Proxy Statement/Prospectus and the Registration Statement on Form S-4 promulgated under the Securities Act (or on such other form as shall be appropriate) relating to the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the stockholders of the Seller and shall use all reasonable best efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Each of the Seller and the Company shall furnish all information concerning itself and its Affiliates, officers and directors that is required to be included in the Proxy Statement/Prospectus or, to the extent applicable, the other filings, or that is customarily included in the Proxy Statement/Prospectus or other filings prepared in connection with transactions of the type contemplated by this Agreement. Each of the Seller and the Company shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement/Prospectus or the other filings, and the Seller shall use its reasonable best efforts to cause the definitive Proxy Statement/Prospectus to be mailed to the Seller’s stockholders as promptly as reasonably practicable after the date the Registration Statement becomes effective. Each party shall promptly notify the other party upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement/Prospectus or the other filings and shall provide the other party with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement/Prospectus or the other filings. If at any time prior to the Seller Stockholders’ Meeting, any information relating to the Seller, the Company or any of their respective Affiliates, officers or directors, should be discovered by the Seller or the Company which should be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the other filings, so that the Proxy Statement/Prospectus or the other filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Seller. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement/Prospectus or filing the other filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party.

6.2    Meeting of Seller’s Stockholders. The Seller shall promptly, after the date the Registration Statement becomes effective, take all action necessary in accordance with the FBCA, the Seller Articles and the Seller By-Laws to convene the Seller Stockholders’ Meeting. The Seller shall use its reasonable best efforts to solicit from stockholders of the Seller proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the FBCA to approve the Merger, unless the Seller’s Board of Directors shall have determined in good faith based on advice of counsel that such actions would reasonably be likely to result in violation of its fiduciary duty to the Seller’s stockholders under applicable Law.

6.3    Appropriate Action; Consents; Filings. The Seller and the Company shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain all Consents and Orders required under Law (including, without limitation, all rulings and approvals of Governmental Authorities) and from parties to Contracts required in connection with the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby, including, without limitation, the Merger, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act (to the extent applicable) and any other applicable federal or state securities laws, (B) the BHCA and any other applicable federal or state banking laws and (C) any other applicable Law;

provided that, the Company and the Seller shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith, and shall use their respective reasonable best efforts to file all applications required to be filed with the Federal Reserve Board, the Florida Office of Financial Regulation or any other federal or state banking regulator no later than thirty (30) days after the execution of this Agreement by the parties. The Seller and the Company shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement, and shall furnish the other party with copies of all such applications and filings and correspondence to and from such party with respect thereto. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable best efforts to take all such necessary action.

6.4    Employee Benefit Matters. Annex A attached hereto sets forth certain agreements of the parties with respect to the manner in which various benefit and compensation matters will be handled prior to and after the Effective Time for employees and directors of the Seller and the Seller Subsidiaries.

6.5    Directors’ and Officers’ Indemnification and Insurance.

(a)    By virtue of the occurrence of the Merger, the Company shall from and after the Effective Time succeed to the Seller’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Seller and the Seller Subsidiaries as provided in the Seller Articles, the Seller By-Laws, indemnification agreements of the Seller or the Seller Subsidiaries with respect to matters occurring prior to the Effective Time. Section 6.5 of the Seller Disclosure Schedule contains a complete list of all indemnification arrangements to which the Seller is a party on the date of this Agreement. The Seller agrees not to amend or enter into new indemnification arrangements or agreements from and after the date hereof.

(b)    From and after the Effective Time, the Company agrees to use commercially reasonable best efforts to maintain an insurance policy for directors’ and officers’ liabilities (the “D&O Policy”) for all present and former directors and officers of the Seller covered by the Existing D&O Policy on the date of this Agreement with terms (including coverage limits) substantially similar in all respects to those currently in effect on the date of this Agreement with respect to acts, omissions and other matters occurring prior to the Effective Time for which coverage is provided under the Existing D&O Policy; provided, however, that the Company’s obligation under this subsection (b) shall be completely satisfied at such time as the Company shall have satisfied either of the following conditions: (i) the Company shall have maintained the D&O Policy in accordance with this subsection (b) for a period of six (6) years from and after the Effective Time or (ii) the Company shall have incurred costs to maintain insurance in accordance with this subsection equal to or exceeding 250% of the annual premium in effect on the date of this Agreement and disclosed on Schedule 6.5 of the Seller Disclosure Schedule; provided, further however, if the Company fails to maintain the D&O Policy in accordance with this subsection (b) for six (6) years from the Effective Time, the Company will indemnify and hold all present and former directors and officers of the Seller covered by the Existing D&O Policy harmless against any and all losses, claims, damages, liabilities, costs and expenses (including, but not limited to, attorney’s fees, disbursements and court costs) and actions with respect to acts, omissions, and other matters occurring prior to the Effective Time for which coverage is provided under the Existing D&O Policy to the same extent as coverage would have been provided to such persons had the D&O Policy in accordance with this subsection (b) been maintained by the Company for a period of six (6) years from and after the Effective Time.

(c)    In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this Section 6.5.

(d)    The provisions of this Section 6.5 are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of Seller or any Seller Subsidiary (the “Indemnified Parties”) and his or her heirs and representatives.

6.6    Notification of Certain Matters. The Seller shall give prompt notice to the Company, and the Company shall give prompt notice to the Seller, of (i) the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of the Seller or the Company, as the case may be, contained in this Agreement to be untrue or inaccurate, and (ii) any failure of the Seller or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

6.7    Public Announcements. The Company and the Seller shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law, including disclosures required under the federal securities laws.

6.8    Customer Retention. To the extent permitted by applicable Law, the Seller shall, and shall cause each Seller Subsidiary to, use all reasonable best efforts to assist the Company in its efforts to retain the Seller’s and the Seller Subsidiaries’ customers for the Surviving Corporation. Such efforts shall include making introductions of the Company’s employees to such customers, assisting in the mailing of information prepared by the Company and reasonably acceptable to the Seller to such customers and actively participating in any “transitional marketing programs” as the Company shall reasonably request.

ARTICLE VII - CONDITIONS OF MERGER

7.1    Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no Proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the Knowledge of the Company or the Seller, threatened by the SEC. The Company shall have received all other federal or state securities Consents necessary to issue Company Common Stock in exchange for Seller Common Stock and to consummate the Merger.

(b)    Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Seller.

(c)    Federal Reserve Board. The Merger shall have been approved by the Federal Reserve Board, which approval shall not contain any condition that would materially adversely affect the Company. All conditions required to be satisfied prior to the Effective Time imposed by the terms of such approval shall have been satisfied and all waiting periods relating to such approval shall have expired.

(d)    HSR Approval. All statutory waiting periods under the HSR Act shall have expired and the Company shall not have received any objections thereunder from either the Federal Trade Commission or the United States Department of Justice.

(e)    State Approval. The Merger shall have been approved by the Florida Office of Financial Regulation and the DFI and neither of such approvals shall contain any condition that would materially adversely affect the Company. All conditions required to be satisfied prior to the Effective Time imposed by the terms of such approval shall have been satisfied and all waiting periods relating to such approval shall have expired. All documents required to be filed with any state agency or recorded at the county level in connection with such approval shall be filed or recorded at the Effective Time.

(f)    No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is in effect preventing or prohibiting consummation of the transactions contemplated by this Agreement or restricting the consummation of the transactions contemplated by this Agreement in a manner that would have a Seller Material Adverse Effect or a Company Material Adverse Effect.

(g)    NYSE Listing. The shares of Company Common Stock to be issued at the Effective Time shall have been authorized for listing on the NYSE, subject to official notice of issuance.

7.2    Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. Without giving effect to any update to the Seller Disclosure Schedule or notice to the Company under Sections 4.5 or 6.6, above, and except for Section 2.19, above, which is provided for in subsection (k), below, (i) each of the representations and warranties of the Seller contained in this Agreement that is qualified by reference to “materiality” or Seller Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Effective Time, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct as of such other date; and (ii) each of the representations and warranties of the Seller contained in this Agreement that is not qualified by reference to “materiality” or Seller Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct as of such other date, and except in the case of either clauses (i) or (ii), above, where any failure of such representations and warranties to be true and correct would not have a Seller Material Adverse Effect. The Company shall have received a certificate signed on behalf of the Seller by the Chief Executive Officer and the Chief Financial Officer of the Seller, or individuals performing similar functions, to the foregoing effect.

(b)    Agreements and Covenants. The Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)    Non-Competition Agreements; Consulting and Non-Competition Agreement. The Company shall have received, each in a form reasonably acceptable to the Company, a non-competition agreement duly executed by each of the non-employee directors, bank directors, executive officers and other key management employees of the Seller and the Seller Subsidiaries identified on Annex B attached hereto. The forms of such agreements are attached hereto as Exhibits 7.2(c)-1, 7.2(c)-2 and 7.2(c)-3. In addition, the Company shall have received a Consulting and Non-Competition Agreement from James L. Hewitt (the “Consultant”) on mutually agreeable terms pursuant to which the Consultant shall agree, for a period of two (2) years after the Effective Time, to serve as Chairman of the Company’s Orlando, Florida Advisory Board and to assist the Company with business development and marketing activities in the Seller’s markets. The Consultant shall be entitled to receive One Hundred Thousand Dollars ($100,000) per year for such consulting services and agreement not to compete.

(d)    Consents Obtained. (i) The Seller shall continue to possess all Seller Approvals and (ii) all Consents and Orders required to be obtained, and all filings and notifications required to be made, by the Seller for the authorization, execution and delivery of this Agreement and the consummation by the Seller of the transactions contemplated hereby shall have been obtained and made by the Seller, except where the failure to obtain any such Consents or Orders, or make any such filings or notifications, would not have a Seller Material Adverse Effect.

(e)    No Challenge. There shall not be pending any Proceeding before any Governmental Authority or any other Person (i) challenging or seeking material damages in connection with the Merger or the conversion of the Seller Common Stock into the Company Common Stock pursuant to the Merger or (ii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by the Company or the Company Subsidiaries of all or any portion of the business or assets of the Seller and the Seller Subsidiaries, which in either case is reasonably likely to have a Seller Material Adverse Effect or a Company Material Adverse Effect.

(f)    Tax Opinion. The Company shall have received an opinion of Godfrey & Kahn, S.C., independent counsel to the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Closing Date, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of the Seller and the Company will be a “party to the reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Godfrey & Kahn, S.C. may require and rely upon representations and covenants contained in certificates of officers of the Company and the Seller and certificates of the Seller’s stockholders.

(g)    Opinion of Counsel. The Company shall have received from Smith Mackinnon, PA, or other independent counsel to the Seller reasonably satisfactory to the Company, an opinion dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, covering the matters set forth in Annex C attached hereto, which opinion shall be based on such assumptions and contain such qualifications and limitations as are appropriate and reasonably satisfactory to the Company. In rendering such opinion, Smith Mackinnon, PA or such other legal counsel may require and rely upon representations and covenants contained in certificates of officers of the Seller.

(h)    Comfort Letters. If requested by the Company as provided in Section 4.3, the Company shall have received from Hacker, Johnson & Smith, PA and Company the “comfort” letters referred to in Section 4.3.

(i)    Affiliate Agreements. The Company shall have received from each Person who is identified in the affiliate letter as an “affiliate” of the Seller a signed affiliate agreement in the form attached hereto as Exhibit 4.6.

(j)    Burdensome Condition. There shall not be any action taken, or any statute, rule, regulation or Order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Authority which imposes any condition or restriction upon the Company or the Seller or their respective subsidiaries (or the Surviving Corporation or its subsidiaries after the Effective Time), which would materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement in such a manner as to render inadvisable the consummation of the Merger.

(k)    No Material Adverse Changes. Since the date of this Agreement, there shall have been no Seller Material Adverse Effect and no Effect shall have occurred that is reasonably likely to have a Seller Material Adverse Effect. The Company shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Seller, or individuals performing similar functions, to that effect.

7.3    Additional Conditions to Obligations of the Seller. The obligation of the Seller to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. Without giving effect to any notice to the Seller under Sections 5.3 or 6.6, above, and except for Section 3.14, above, which is provided for in subsection (g), below, (i) each of the representations and warranties of the Company contained in this Agreement that is qualified by reference to “materiality” or Company Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Effective Time, except to the extent that such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct as of such other date; and (ii) each of the representations and warranties of the Company contained in this Agreement that is not qualified by reference to “materiality” or Company Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct as of such other date, and except in the case of either clauses (i) or (ii), above, where any failure of such representations and warranties to be true and correct would not have a Company Material Adverse Effect. The Seller shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company, or individuals performing similar functions, to the foregoing effect.

(b)    Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)    Consents Obtained. (i) The Company shall continue to possess all Company Approvals and (ii) all Consents and Orders required to be obtained, and all filings and notifications required to be made, by the Company for the authorization, execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to obtain any such Consents or Orders, or make any such filings or notifications, would not have a Company Material Adverse Effect.

(d)    No Challenge. There shall not be pending any Proceeding before any Governmental Authority or any other Person challenging or seeking material damages in connection with the Merger or the exchange of the Company Common Stock for the Seller Common Stock pursuant to the Merger which is reasonably likely to have a Company Material Adverse Effect.

(e)    Tax Opinion. The Seller shall have received an opinion of Hacker, Johnson & Smith, PA, independent public accounting firm to the Seller, dated as of the Closing Date, in form and substance reasonably satisfactory to the Seller, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly, for federal income tax purposes:

(i)    No gain or loss will be recognized by the Seller as a result of the Merger;

(ii)    No gain or loss will be recognized by the stockholders of the Seller who exchange their Seller Common Stock for Company Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Company Common Stock); and

(iii)    The aggregate tax basis of the Company Common Stock received by stockholders who exchange their Seller Common Stock for Company Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the Seller Common Stock surrendered in exchange therefor, reduced by any amount of cash received and increased by the amount of gain recognized for tax purposes.

(iv)    The holding period of the Company Common Stock received by stockholders who exchange their Seller Common Stock for Company Common Stock pursuant to the Merger will include the holding period of the Seller Common Stock surrendered in exchange therefor.

In rendering such opinion, the Seller’s independent public accounting firm may require and rely upon representations and covenants contained in certificates of officers of the Company and the Seller and certificates of the Seller’s stockholders.

(f)    Opinion of Counsel. The Seller shall have received from Godfrey & Kahn, S.C., or other independent counsel to the Company reasonably satisfactory to the Seller, an opinion dated as of the Closing Date, in form and substance reasonably satisfactory to the Seller, covering the matters set forth in Annex D attached hereto, which opinion shall be based on such assumptions and contain such qualifications and limitations as are appropriate and reasonably satisfactory to the Seller. In rendering such opinion, Godfrey & Kahn, S.C. may require and rely upon representations and covenants contained in certificates of officers of the Company.

(g)    No Material Adverse Changes. Since the date of this Agreement, there shall have been no Company Material Adverse Effect and no Effect shall have occurred that is reasonably likely to have a Company Material Adverse Effect. The Seller shall have received a certificate of the President and the Chief Financial Officer of the Company, or individuals performing similar functions, to that effect.

ARTICLE VIII - TERMINATION, AMENDMENT AND WAIVER

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after the stockholders of the Seller adopt this Agreement, as applicable:

(a)    by mutual written consent duly authorized by the Boards of Directors of the Company and the Seller;

(b)    by either the Seller or the Company if the Merger shall not have been consummated by July 31, 2007 (or September 30, 2007, if the reason the Merger has not been consummated by such earlier date is due to the fact that the Company has not received the approval of the Florida Office of Financial Regulation or the Federal Reserve Board pursuant to Section 3(a)(5) of the BHCA (12 U.S.C. § 1842(a)(5)), or any required waiting periods shall have not yet expired or been terminated), unless extended by the Boards of Directors of Seller and the Company for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of any provision of this Agreement;

(c)    by either the Seller or the Company if a Governmental Authority shall have issued a non-appealable final Order or taken any other action having the effect of restraining, enjoining or otherwise prohibiting the Merger;

(d)    by either the Seller or the Company if: (i) the Seller Stockholders’ Meeting (including any adjournments thereof) shall have been held and completed and the stockholders of the Seller shall have taken a final vote on a proposal to adopt this Agreement and (ii) the required approval of the stockholders of the Seller contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Seller where the failure to obtain approval by the Seller stockholders shall have been caused by the action or failure to act of the Seller, and such action or failure to act constitutes a breach by the Seller of any provision of this Agreement;

(e)    by the Seller, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have been untrue when made or shall have become untrue, in either case such that the conditions set forth in Section 7.3(a), above, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Company’s representations and warranties or breach by the Company of a covenant or agreement was unintentional and is curable by the Company through exercise of commercially reasonable best efforts, then the Seller may not terminate this Agreement pursuant to this Section 8.1(e) for ten (10) days after delivery of written notice from the Seller to the Company of such breach, provided, that the Company continues to exercise commercially reasonable best efforts to cure such breach (it being understood that the Seller may not terminate this Agreement pursuant to this Section 8.1(e) if such breach by the Company is cured during such ten (10) day period);

(f)    by the Company, upon a breach of any covenant or agreement on the part of the Seller set forth in this Agreement, or if any representation or warranty of the Seller shall have been untrue when made or shall have become untrue, in either case such that the conditions set forth in Section 7.2(a), above, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the Seller’s representations and warranties or breach by the Seller of a covenant or agreement was unintentional and is curable by the Seller through exercise of its commercially reasonable best efforts, then the

Company may not terminate this Agreement pursuant to this Section 8.1(f) for ten (10) days after delivery of written notice from the Company to the Seller of such breach, provided, that the Seller continues to exercise commercially reasonable best efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(f) if such breach by the Seller is cured during such ten (10) day period);

(g)    by the Company if there is a Change of Recommendation or if the Seller’s Board of Directors fails to include the Seller’s Board of Directors Recommendation in the Proxy Statement/Prospectus;

(h)    by the Seller prior to the vote of the stockholders of the Seller, without further action, if the Seller shall have entered into a definitive agreement with respect to a Superior Offer pursuant to and in accordance with Section 4.4, above; provided, however, that such determination and the right to terminate under this Section 8.1(h) shall not be effective until the Seller has made payment to the Company of the amounts required to be paid pursuant to Section 8.3(b)(i), below;

(i)    by the Company:

(i)    if any of the conditions to the obligation of the Company to effect the Merger set forth in Sections 7.1 or 7.2, above, have not been satisfied or waived by the Company at Closing or the Company reasonably determines that the timely satisfaction of any condition to the obligation of the Company to effect the Merger set forth in Sections 7.1 or 7.2, above, has become impossible (other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation of the Company set forth in this Agreement); or

(ii)    in the event there has been a Seller Material Adverse Effect between the date hereof and the Effective Time;

(j)    by the Seller:

(i)    if any of the conditions to the obligation of the Seller to effect the Merger set forth in Sections 7.1 or 7.3, above, have not been satisfied or waived by the Seller at Closing or the Seller reasonably determines that the timely satisfaction of any condition to the obligation of the Seller to effect the Merger set forth in Sections 7.1 or 7.3, above, has become impossible (other than as a result of any failure on the part of the Seller to comply with or perform any covenant or obligation of the Seller set forth in this Agreement); or

(ii)    in the event there has been a Company Material Adverse Effect between the date hereof and the Effective Time;

(k)    by the Company if any Person or Persons holding of record or beneficially in the aggregate 5% or more of the outstanding shares of Seller Common Stock delivers a notice or notices of intent to demand payment in respect of such shares in accordance with Section 607.1321 of the FBCA;

(l)    by the Seller if both of the conditions set forth in subsections (l)(i) and (l)(ii), below, exist on the day immediately preceding the anticipated Effective Time and the Company has not elected to cure such conditions in the manner described in subsection (l)(iii), below:

(i)    The quotient determined by dividing the Final VWAP by the Initial Value is less than 0.85.

(ii)    The quotient obtained by dividing the Final VWAP by the Initial Value is less than the difference obtained by subtracting 0.15 from the quotient obtained by dividing the Final Index Price by the Initial Index Price.

(iii)    The Company shall have the right, but not the obligation, upon written notice to the Seller prior to the Effective Time, to increase the Per Share Consideration (the “Adjusted Per Share Consideration”) to an amount equal to the quotient obtained by dividing (I) $39.14 by (II) the Final VWAP and, in such event, the conditions set forth in subsections (l)(i) and (l)(ii), above, shall be deemed not to exist.

8.2    Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 8.1, above, will be effective immediately upon (or if termination is pursuant to Sections 8.1(e) or 8.1(f), above, and the proviso therein is applicable, ten (10) days after) the delivery of written notice thereof by the terminating party to the other party. In the event of termination of this Agreement as provided in Section 8.1, above, this Agreement shall be of no further force or effect, with no liability of either party to the other, except (i) the provisions set forth in this Section 8.2, Section 8.3 and Article IX, shall survive the termination of this Agreement indefinitely, (ii) the provisions of the Confidentiality Agreement shall survive the termination of this Agreement for the period set forth therein, and (iii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement.

8.3    Fees and Expenses.

(a)    Except as set forth in Section 8.2, above, and this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses whether or not the Merger is consummated. Within one (1) Business Day after the effective date of any termination of this Agreement under the circumstances described in Sections 8.3(b)(i) through (b)(iii), the Seller shall pay to the Company, in addition to any Termination Fee owed to the Company pursuant to Section 8.3(b), all of the Reimbursable Company Expenses by delivery of immediately available funds.

(b)    (i)    The Seller shall pay to the Company in immediately available funds, within one (1) Business Day after demand by the Company, an amount equal to $9,000,000 (the “Termination Fee”) if this Agreement is terminated by the Seller pursuant to Section 8.1(h), above.

(ii)    If this Agreement is terminated by the Company pursuant to Section 8.1(g), above, and within twelve (12) months following the termination of this Agreement an Acquisition Proposal is consummated or the Seller enters into a Contract providing for an Acquisition Proposal, then the Seller shall pay or cause to be paid to the Company in immediately available funds an amount equal to the Termination Fee within one (1) Business Day after the Seller enters into such Contract or such transaction is consummated, whichever is earlier.

(iii)    If (A) this Agreement is terminated by the Company or the Seller, as applicable, pursuant to Section 8.1(b), above (and prior to such termination the Seller shall not have held a meeting of its stockholders pursuant to Section 6.1, above, and the Registration Statement shall have been declared effective by the SEC at least forty-five (45) days prior to the date set forth in Section 8.1(b)) or Section 8.1(d), above, (B) prior to such termination an Acquisition Proposal (other than by the Company) shall have been received by the Seller and not withdrawn, and (C) within twelve (12) months following the termination of this Agreement an Acquisition Proposal is consummated or the Seller enters into a Contract providing for an Acquisition Proposal, then the Seller shall pay or cause to be paid to the Company in immediately available funds an amount equal to the Termination Fee within one (1) Business Day after the Seller enters into such Contract or such transaction is consummated, whichever is earlier.

(iv)    The Seller acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if the Seller fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b) and, in order to obtain such payment, the Company makes a claim that results in a judgment against the Seller for the amounts set forth in this Section 8.3(b), the Seller shall pay to the Company, in addition to the amount of such judgment, the Company’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at The Wall Street Journal prime rate in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(b) shall be the exclusive remedy for a termination of this Agreement as specified in this Section 8.3(b) and shall be in lieu of damages incurred in the event of any such termination of this Agreement.

8.4    Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent other failure.

ARTICLE IX - GENERAL PROVISIONS

9.1    Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Article I, Sections 5.7, 6.4, 6.5 and 6.7, above, shall survive the Effective Time indefinitely and those set forth in Sections 4.10, 5.6, 8.2, 8.3 and Article IX hereof shall survive termination indefinitely.

9.2    Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed given and received when delivered personally, three (3) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), one (1) Business Day after being delivered by an express courier (with confirmation), or when sent by facsimile (with confirmation), in each case to the parties at the following addresses or telecopy numbers, as the case may be (or at such other address or telecopy number for a party as shall be specified by like changes of address or telecopy number) and shall be effective upon receipt:

(a)	If to the Seller:

United Heritage Bankshares of Florida, Inc.

640 East State Road 434

Longwood, FL 32750

Attention: David G. Powers

Facsimile: (407) 712-6155

With a copy to:

Smith Mackinnon, PA

255 South Orange Avenue, Suite 800

Orlando, FL 32801

Attention: John P. Greeley

Facsimile: (407) 843-2448

(b)	If to the Company:

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, WI 53202

Attention: Randall J. Erickson

Facsimile: (414) 765-7899

With a copy to:

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, WI 53202

Attention: Christopher B. Noyes

Dennis F. Connolly

Facsimile: (414) 273-5198

9.3    Certain Definitions. For purposes of this Agreement, the term:

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person including, without limitation, any partnership or joint venture in which any Person (either alone, or through or together with any other Person) has, directly or indirectly, an interest of 5% or more. For purposes of this definition, “control” shall mean shall mean the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Business Day” means any day other than a day on which banks in Wisconsin are required or authorized to be closed.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, permit, franchise, charter, license, easement, grant or similar affirmation by any Person pursuant to any Contract, Law or Order.

“Contract” shall mean any agreement, arrangement, authorization, commitment, indenture, instrument, license, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, assets or business, including, without limitation, any letter of intent or memorandum of understanding.

“Final Index Price” means the average of the Final Prices for all of the companies comprising the Index Group. If the Company or any company belonging to the Index Group declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Effective Time, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the applicable definitions herein so as to be comparable to the closing price on the date of this Agreement.

“Final Price” of any company belonging to the Index Group means the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of ten (10) consecutive trading days in which such shares are traded on such market or exchange ending at the end of the third (3rd) trading day immediately preceding the Effective Time.

“Final VWAP” means the volume weighted average price per share of Company Common Stock, rounded to the nearest one-hundredth of a cent, during the period of ten (10) consecutive trading days in which such shares are traded on the NYSE ending at the end of the third (3rd) trading day immediately preceding the Effective Time. For this purpose, the Final VWAP shall be calculated using the default criteria for the function known as “Bloomberg VWAP” of the AQR function for Company Common Stock on the automated quote and analytical system distributed by Bloomberg Financial LP.

“Index Group” means all of those companies listed on Exhibit 9.3 the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the period of ten (10) consecutive trading days ending at the end of the third (3rd) trading day immediately preceding the Effective Time for such company to be acquired or to acquire another company or with respect to any other extraordinary transaction or event (other than any transaction contemplated in the definition of “Final Index Price” set forth herein).

“Initial Index Price” means the average of the daily closing sale prices of a share of common stock of the companies comprising the Index Group (weighted in accordance with the weighting factor set forth on Exhibit 9.3), as reported in the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, during the period of ten (10) consecutive trading days in which such shares are traded on such market or exchange immediately preceding the date this Agreement is executed by the parties.

“Initial Value” means $46.05.

“Knowledge” as used with respect to a party (including references to such party being aware of a particular matter) shall mean (i) those facts that are actually known by the Chairman, Chief Executive Officer, President or Chief Financial Officer of such party, or individuals performing similar functions, or any other officer of such party, and (ii) those facts that would reasonably be expected to have come to the attention of one or more of the officers referred to in the preceding clause (i) had such officer conducted a reasonable due diligence review of such party’s operations and business, including reasonable inquiries to key personnel and a review of, and discussions with key personnel regarding, the books, records and operations of such party.

“Law” shall mean any federal, state, local, municipal, foreign, international, multinational, territorial or other administrative order, constitution, law, ordinance, principle of common law, rule, regulation, statute or treaty.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property (real or personal) or property (real or personal) interest, other than (i) Liens for current Taxes upon the assets or property of a Person or its subsidiaries which are not yet due and payable provided appropriate reserves have been established therefor on the financial statements of such Person and (ii) for depository institution subsidiaries of a Person, pledges to secure deposits and Liens incurred in the ordinary course of the banking business.

“Order” shall mean any award, decision, decree, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or any other Governmental Authority.

“Person” means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company, other entity, group (as defined in Section 13(d) of the Exchange Act) or Governmental Authority.

“Proceeding” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability of another Person, or invoking or seeking to invoke legal process to obtain information relating to or affecting another Person, which affects such other Person’s business assets (including Contracts related to it), or obligations under the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities in the ordinary course consistent with past practice.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve Board, the FDIC, the OCC, the OTS, the Florida Office of Financial Regulation, the SEC, and all other federal and state regulatory agencies and public authorities having jurisdiction over the parties and their respective subsidiaries.

“Reimbursable Company Expenses” means all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its Affiliates) incurred by the Company, its Affiliates or on their behalf in connection with or related to the authorization, preparation and execution of this Agreement, the Registration Statement, the Proxy Statement/Prospectus, the solicitation of stockholder approvals and all other matters related to the closing of the transactions contemplated hereby.

“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other Rights, or securities or Rights convertible into or exchangeable for, shares of the capital stock of a Person.

“Superior Offer” means an unsolicited, bona fide written offer made by a third Person to consummate any of the following transactions or in one or a series of related transactions:

(i)    a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Seller pursuant to which those stockholders of the Seller immediately preceding such transaction will hold less than 50% of the equity interest in the surviving or resulting entity of such transaction;

(ii)    a sale, lease, exchange, transfer, license or other disposition by the Seller and the Seller Subsidiaries of all or substantially all of their assets, as a consolidated group; or

(iii)    the acquisition by any Person (including by way of a tender offer, merger, consolidation, business combination, exchange offer or similar transaction or issuance by the Seller), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Seller;

provided, however, that in each of clause (i), (ii) or (iii) immediately above, the Superior Offer shall be on terms that the Seller’s Board of Directors determines, in its good faith judgment, to be more favorable to the Seller stockholders (taking into account the relative value and form of the consideration offered, all other terms and conditions of the respective offers, including, without limitation, the presence of a financial contingency, the likelihood of obtaining financing on a timely basis if a financing contingency is present, and the likelihood of obtaining any required Consents or Orders from Governmental Authorities) than the terms of the Merger (after receipt and consideration of the written opinion of a financial advisor of nationally recognized reputation (which includes the Seller’s current financial advisor) to the effect that the consideration offered in such offer is superior, from a financial point of view, to the Per Share Consideration).

9.4    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.5    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.6    Entire Agreement. This Agreement (including the documents and instruments referred to in this Agreement) constitute the entire agreement of the parties and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and, except as set forth in Section 9.8, below, are not intended to confer upon any other Person any rights or remedies hereunder.

9.7    Assignment. This Agreement shall not be assigned by operation of Law or otherwise, except that the Company may assign all or any of its rights hereunder and thereunder to any Affiliate, provided that no such assignment shall relieve the Company of its obligations hereunder.

9.8    Parties in Interest. Subject to Section 9.7, above, this Agreement (including Annex A attached hereto) shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 5.7, 6.4 and 6.5, above (which is intended to be for the benefit of the holders of Options, the employees of the Seller and the Seller Subsidiaries and the Indemnified Parties and may be enforced by such holders of Options and Indemnified Parties).

9.9    Governing Law. Except to the extent that the laws of the State of Florida are mandatorily applicable to the matters arising under or in connection with this Agreement, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin, regardless of the Laws that might otherwise govern under applicable principles of choice of law or conflicts of law.

9.10    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.11    Time is of the Essence. Time is of the essence as to all performance under this Agreement.

9.12    Specific Performance. The parties hereto acknowledge that monetary damages would not be a sufficient remedy for breach of this Agreement. Therefore, upon breach of this Agreement by either party, the aggrieved party may proceed to protect its rights and enforce this Agreement by suit in equity, action at law or other appropriate Proceeding, including an action for the specific performance of any provision herein or any other remedy granted by Law, equity or otherwise, in each case without posting a bond. Any action for specific performance hereunder shall not be deemed exclusive and may also include claims for monetary damages as may be warranted under the circumstances. The prevailing party in any such suit, action or other Proceeding arising out of or related to this Agreement shall be entitled to recover its costs, including attorney’s fees, incurred in such suit, action or other Proceeding. The sole and exclusive venue for any action arising out of this Agreement shall be a state or federal court having jurisdiction in Milwaukee County, Wisconsin. Each party hereby waives, to the fullest extent permitted by law: (i) any objections that it may now or hereafter have to venue of any suit, action or other Proceeding brought in such court; (ii) any claim that any suit, action or other Proceeding brought in such court has been brought in an inconvenient forum; and (iii) any defense it may now or hereafter have based on lack of personal jurisdiction in such forum.

9.13    Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein that are defined in GAAP have the meanings ascribed to them therein. No provision of this Agreement will be interpreted in favor of, or against, either of the parties to this Agreement by reason of the extent to which either such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof, and no rule of strict construction will be applied against either party hereto. The Seller Disclosure Schedule and the Company Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. This Agreement will not be interpreted or construed to require either party to take any action, or fail to take any action, if to do so would violate any applicable Law. References to the “other party” or “either party” will be deemed to refer to the Seller or the Company, as the case may be.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Company and the Seller have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITED HERITAGE BANKSHARES OF FLORIDA, INC.

By:	/s/ David G. Powers
David G. Powers, President and Chief
Executive Officer

MARSHALL & ILSLEY CORPORATION

By:	/s/ Mark F. Furlong
Mark F. Furlong, President

ANNEX A

EMPLOYEE BENEFIT MATTERS

1.    Conduct of Business Between Date of Signing the Agreement and the Effective Time. Between the date of signing of the Agreement and the Effective Time (i) the Seller and Seller Subsidiaries may increase the base salaries of their employees on each such employee’s annual review date, however such increases shall not exceed, in the aggregate for those employees with and without employment agreements, 4% on an annualized basis, provided, however, that the increases for employees with employment agreements may not exceed 4% on an individual basis; (ii) unless otherwise agreed between Seller and the Company, no bonuses or incentive payments will be paid to employees of Seller or Seller Subsidiaries in excess of $380,000.00 in the aggregate (including bonus or incentive payments to employees with an employment agreement), provided, however, that the amount paid to each employee with an employment agreement will be determined in a manner consistent with past practice; (iii) no new programs, plans or agreements providing compensation or benefits for employees or directors of Seller or Seller Subsidiaries will be adopted or implemented, existing programs, plans or agreements providing compensation or benefits for employees or directors of Seller or Seller Subsidiaries will not be amended or modified except as required by, or necessary to comply with, applicable law, or as provided herein or in agreements executed by employees in connection herewith, and no further grants or awards will be made under existing plans, programs or agreements providing compensation or benefits for employees or directors of Seller or Seller Subsidiaries, except as provided herein or as may be agreed to by the Company; (iv) there will be no officer title promotions without the Company’s consent, except that if an officer position becomes vacant, another officer may be promoted to that position if he or she assumes the former employee’s job responsibilities; (v) no new consulting agreements or employment continuation agreements, if any, will be granted to employees of Seller or Seller Subsidiaries and the existing consulting and employment continuation agreements of Seller and Seller Subsidiaries will not be amended, except as provided herein or in agreements executed simultaneously herewith; (vi) in no event will Seller make employer contributions to its retirement programs except to the extent consistent with past practice, and Seller will not make any amendments or modifications to its retirement programs, without first obtaining the consent of the Company, other than as provided herein or required to maintain the tax-qualified status of any such retirement programs; and (vii) Seller or Seller Subsidiaries will only pay severance to those employees who are terminated by their employer and then only in amounts and for a period consistent with past practice of the employer or as provided in the employee’s employment agreement.

2.    General.

(a)    Transferred Employees. Those individuals who are employed by the Seller or any of the Seller Subsidiaries as of the Effective Time shall be hereinafter referred to as the “Transferred Employees.” After the Effective Time, the Transferred Employees shall be integrated into the Company’s qualified retirement plans, health and dental plans and other employee welfare benefit plans subject to the terms and conditions of the referenced plans, except as otherwise provided in the Agreement and this Annex A. If the Company terminates a Transferred Employee’s employment with the Company within the first twelve months after the Effective Time, the amount of severance to which such Transferred Employee would be entitled is as set forth in the Company’s Reduction-In-Force Severance Policy provided to the Seller. Thereafter, if the Company terminates a Transferred Employee’s employment, the amount of severance to which such Transferred Employee may be entitled will be as set forth in the Company’s severance plans as then in effect.

(b)    Credit for Past Service. After the Effective Time, the Company and the Company Subsidiaries shall give the Transferred Employees full credit for their prior service with the Seller and the Seller Subsidiaries (or any service credited as such in connection with a previous acquisition by the Seller or any Seller Subsidiary): (i) for purposes of eligibility (including, without limitation, initial participation and eligibility for current benefits) and vesting under any qualified or nonqualified retirement or profit sharing plans maintained by the Company in which Transferred Employees may be eligible to participate; and (ii) for all purposes under any welfare benefit plans, “cafeteria plans” (as defined in Code Section 125), vacation plans and similar arrangements maintained by the Company. Notwithstanding anything contained herein to the contrary, the Company will not give credit for prior service to Transferred Employees as regards the Company’s retiree health plan.

(c)    Waiver of Certain Limitations. The Company will, or will cause the Company’s affiliates or the Seller Subsidiaries to, waive all limitations as to preexisting conditions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Transferred Employees immediately prior to the Effective Time. Notwithstanding the foregoing, the Transferred Employees still have to meet the service requirements (recognizing past service credit given in Section 2(b), above) and other eligibility criteria under the Company’s plans.

(d)    Company’s Ability to Amend, Modify or Terminate Plans. Nothing contained in this Annex shall limit the right of the Company or its affiliates, at any time and from time to time, to amend, modify or terminate, in whole or in part, any of the plans referenced in this Annex, except that no such amendment shall nullify the provisions of this Annex, and the Company hereby reserves such right.

3.    Employee Welfare Plans. The Seller’s existing health and dental plans and other employee welfare benefit plans shall remain in effect at least until the Effective Time. Thereafter, Transferred Employees will be integrated into the Company’s health and dental plans and other employee welfare plans at a time determined on a plan-by-plan basis by the Company in its sole discretion. If integration occurs during a plan year, Transferred Employees shall receive credit under the Company’s plans for co-pays, deductibles and similar limits incurred under Seller’s plans during such plan year. Until the Transferred Employees are integrated into the Company plans, the respective Seller plans shall remain in effect.

4.    401(k) Profit Sharing Plan.

(a)    Prior to the Effective Time, the Seller shall not make any discretionary employer contributions to Seller’s 401(k) Profit Sharing Plan except to the extent consistent with past practice and, unless otherwise agreed between Seller and the Company, in no event shall such discretionary employer contributions exceed $40,000.00 in the aggregate.

(b)    After the Effective Time, it is the Company’s intent that the Seller’s 401(k) Profit Sharing Plan shall be merged into the Company’s Retirement Program. Until the Seller’s 401(k) Profit Sharing Plan is merged into the Company’s Retirement Program, the Transferred Employees may continue to make contributions in accordance with their elections and the Company will make (i) matching contributions on such amounts on a basis no less favorable than the matching contributions made by the Company to the Company’s Retirement Program for the period between the Effective Time and the date the plans are merged and (ii) discretionary contributions on a basis no less favorable than the discretionary contributions made by the Company to the Company’s Retirement Program for the period between the Effective Time and the date the plans are merged.

5.    Code Section 125 Plans. Company shall, or shall cause its affiliates, to either (i) maintain the Code Section 125 plans of the Seller and Seller Subsidiaries (the “Seller 125 Plans”) for the remainder of the calendar year in which the Effective Time occurs, or (ii) terminate the Seller 125 Plans after the Effective Time and either allow the Transferred Employees to participate in the Company’s Code Section 125 Plan or adopt a new Code Section 125 plan (either alternative referred to hereafter as the “New 125 Plan”) for the Transferred Employees who were participating in the Seller 125 Plans and transfer the account balances of such employees under the Seller 125 Plans to the New 125 Plan. Until the Transferred Employees are integrated into the New 125 Plan, the Seller 125 plan shall remain in effect.

EXHIBIT 9.3

Index Group

Company	Ticker	Shares Outstanding (9/30/06)	Weighting
BB&T Corporation	BBT	540,652,126	12.29%
Fifth Third Bancorp	FITB	558,066,338	12.67%
PNC Financial Services Group, Inc.	PNC	293,800,000	6.67%
Regions Financial Corporation	RF	727,323,732	16.51%
KeyCorp	KEY	402,748,442	9.14%
M&T Bank Corporation	MTB	110,678,217	2.51%
Northern Trust Corporation	NTRS	217,989,875	4.95%
Comerica Incorporated	CMA	158,843,115	3.61%
Synovus Financial Corp.	SNV	324,812,048	7.37%
Zions Bancorporation	ZION	106,804,606	2.42%
Compass Bancshares Inc.	CBSS	129,683,138	2.94%
Commerce Bancorp Inc.	CBH	187,128,487	4.25%
Huntington Bancshares Inc.	HBAN	237,921,076	5.40%
First Horizon National Corp.	FHN	124,467,143	2.83%
Associated Banc-Corp.	ASBC	130,216,000	2.96%
Colonial BancGroup Inc.	CNB	153,244,378	3.48%
TOTAL		4,404,378,721	100.00%

APPENDIX B

PLAN OF MERGER

Merging

UNITED HERITAGE BANKSHARES OF FLORIDA, INC.

(a Florida corporation)

with and into

MARSHALL & ILSLEY CORPORATION

(a Wisconsin corporation)

Background

Marshall & Ilsley Corporation, a Wisconsin corporation (the “Company”), and United Heritage Bankshares of Florida, Inc., a Florida corporation (the “Seller”), are parties to an Agreement and Plan of Merger dated as of December 1, 2006 (the “Merger Agreement”), providing for the merger of the Seller with and into the Company (the “Merger”) upon the terms and conditions set forth in this Plan of Merger and pursuant to the Florida Business Corporation Act (the “FBCA”) and the Wisconsin Business Corporation Law (the “WBCL”). The Company and the Seller are sometimes hereinafter together referred to as the “Constituent Corporations.” Defined terms that are used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Merger Agreement.

Terms and Conditions

1.    Merger. The Constituent Corporations shall effect the Merger upon the terms and subject to the conditions set forth in this Plan of Merger.

1.1.    The Merger. Upon the terms and subject to the conditions set forth in this Plan of Merger, and in accordance with the FBCA and the WBCL, at the Effective Time the Seller shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Seller shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

1.2.    The Closing; Effective Time.

(a)    The closing of the Merger and the transactions contemplated hereby (the “Closing”) shall be held at such time, date and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall be held at the offices of Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin, commencing at 9:00 a.m., Milwaukee time, on a date specified by either party upon five (5) Business Days’ written notice (or, at the election of the Company, on the last Business Day of the month) after the last to occur of the following events: (a) receipt of all Consents of Governmental Authorities legally required to consummate the Merger and the expiration of all statutory waiting periods applicable to Merger and the other transactions contemplated hereby; and (b) approval of the Merger Agreement and the Merger by the Seller’s stockholders in the manner contemplated by Section 6.2 of the Merger Agreement. Scheduling or commencing the Closing shall not constitute a waiver of the conditions set forth in Article VII of the Merger Agreement by either the Company or the Seller.

(b)    As promptly as practicable after the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger, as necessary, and any other required documents, with the Secretary of State of the State of Florida and the Department of Financial Institutions of the State of Wisconsin, in such form as required by, and executed in accordance with the relevant provisions of, the FBCA and the WBCL (the effective date and time of such filing or such date and time as the Company and the Seller shall agree and specify in the articles of merger are referred to herein as the “Effective Time”).

1.3.    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the Merger Agreement and the applicable provisions of the FBCA and the WBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all of the property, rights, privileges, powers and franchises of the Company and the Seller shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Seller shall become the debts, liabilities and duties of the Surviving Corporation.

1.4.    Articles of Incorporation; By-Laws. At the Effective Time, the Company’s Articles of Incorporation, as amended or restated, and the Company’s By-Laws, as amended or restated, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the By-Laws of the Surviving Corporation.

1.5.    Directors and Officers. At the Effective Time, the directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation and to be assigned to the class previously assigned. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed.

1.6.    Conversion of Securities; Dissenting Shares.

(a)    Subject to Section 1.6(d) regarding fractional shares, at the Effective Time, by virtue of the Merger and without action on the part of the Company or the Seller, each share of the common stock, $.01 par value, of the Seller (“Seller Common Stock”), issued and outstanding immediately prior to the Effective Time, other than (i) shares of Seller Common Stock held in the treasury of the Seller, (ii) shares of Seller Common Stock owned by the Company or any Company Subsidiary for its own account, and (iii) Dissenting Shares, shall cease to be outstanding and shall be converted into the right to receive the Per Share Consideration. For purposes hereof, “Shares” shall mean all shares of Seller Common Stock issued and outstanding other than those shares of Seller Common Stock described in clauses (i), (ii) and (iii), above.

(b)    Each share of Seller Common Stock held by the Seller as treasury stock and each share held by the Company or any Company Subsidiary for its own account immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof as provided in this Section 1.6.

(c)    For purposes of the Merger Agreement, “Per Share Consideration” means .8740 of a share of common stock, $1.00 par value, of the Company (“Company Common Stock”).

(d)    No fractional shares of Company Common Stock shall be issued in the Merger. In lieu of a fractional share of Company Common Stock, the holder of any Shares who would otherwise be entitled to receive such fractional share (after taking into account all Shares delivered by such holder) shall be entitled to receive a cash payment, without interest and rounded up to the nearest whole cent, in an amount determined by multiplying the Closing Market Value by the fraction of a share of Company Common Stock to which the holder would otherwise have been entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the bank or trust company designated by the Company as the exchange agent (the “Exchange Agent”) shall so notify the Company, and the Company shall deposit that amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to the holders of fractional share interests, subject to and in accordance with the terms of this Section 1.6.

(e)    Notwithstanding anything in the Merger Agreement to the contrary, shares of Seller Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have validly exercised dissenter’s rights available under Section 607.1302 of the FBCA (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Per Share Consideration in accordance with this Section 1.6, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their dissenter’s rights under the FBCA. Dissenting Shares shall be treated in accordance with Section 607.1302 of the FBCA, if and to the extent applicable. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such dissenter’s rights, such holder’s shares of Seller Common Stock shall thereupon be converted into and become exchangeable only for the right to receive, as of the Effective Time, the Per Share Consideration in accordance with this Section 1.6. The Seller shall give the Company (a) prompt notice of each and every notice of a stockholder’s intent to demand payment for the stockholder’s shares of Seller Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to the FBCA and received by the Seller relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 607.1302 of the FBCA and (b) the opportunity to direct all negotiations and Proceedings with respect to demands for appraisal under the FBCA. The Seller shall not, except with the prior written consent of the Company, voluntarily make any payment with respect to, offer to settle or settle, or approve any withdrawal of any demands for “fair value” under Section 607.1302 of the FBCA.

1.7.    Exchange of Certificates.

(a)    Exchange Agent. The Company shall deposit, or shall cause to be deposited, from time to time, with the Exchange Agent, for the benefit of the holders of Shares, for exchange in accordance with this Article I, through the Exchange Agent, the Per Share Consideration, together with any dividends or distributions with respect thereto, if any, to be paid and issued in exchange for Shares pursuant to this Article I (the “Exchange Fund”). Such deposits shall be made after the Effective Time as requested by the Exchange Agent in order for the Exchange Agent to promptly deliver the Per Share Consideration.

(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time but in any event no more than five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of a certificate representing ownership of Shares (a “Certificate” or “Certificates”) whose Shares were converted into the right to receive the Per Share Consideration pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Consideration and any unpaid dividends and distributions thereon as provided in this Article I, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article I (after taking into account all Shares then held by such holder), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Seller, a transferee may exchange the Certificate representing such Shares for the Per Share Consideration and any unpaid dividends and distributions thereon as provided in this Article I if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Company may direct as indemnity against any claim that may be made against it or the Exchange Agent with respect to such Certificate, the Exchange Agent will pay and issue in exchange for such lost, stolen or destroyed Certificate the Per Share Consideration and any unpaid dividends and distributions thereon as provided in this Article I, which such holder would have had the right to receive in respect of such lost, stolen or destroyed Certificate. Until surrendered as contemplated by this Section 1.7, each Certificate (other than Certificates representing Shares owned by the Company or any Company Subsidiary and Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Consideration and any unpaid dividends and distributions thereon as provided in this Article I.

(c)    Dividends and Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Company Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.6(d), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Company Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Company Common Stock to which such holder is entitled pursuant to Section 1.6(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Company Common Stock.

(d)    No Further Rights in the Shares. The Per Share Consideration issued and paid upon conversion of the Shares in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Shares.

(e)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former stockholders of the Seller for six (6) months after the Effective Time shall be delivered to the Company, upon demand, and any former stockholders of the Seller who have not theretofore complied with this Article I shall thereafter look only to the Company to claim the Per Share Consideration, any cash in lieu of fractional shares of Company Common Stock and any dividends or distributions with respect to Company Common Stock, in each case without interest thereon, and subject to Section 1.7(g). Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory (including, without limitation, any Regulatory Authority) or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any arbitrator or arbitral body (each a “Governmental Authority”), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f)    No Liability. Neither the Company nor the Seller shall be liable to any former holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash or other payment delivered to a Governmental Authority pursuant to any abandoned property, escheat or similar Laws.

(g)    Withholding Rights. Each of the Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any former holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under any Laws relating to Taxes and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so withheld by the Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the former holder of the Shares in respect of which such deduction and withholding was made by the Company or the Exchange Agent, as the case may be.

1.8.    Stock Transfer Books. At the Effective Time, the stock transfer books of the Seller shall be closed and there shall be no further registration of transfers of shares of the Seller Common Stock thereafter on the records of the Seller. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Company for any reason shall be converted into the Per Share Consideration in accordance with this Article I, subject to applicable Law in the case of Dissenting Shares.

1.9.    Company Common Stock. The shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and at the Effective Time, such shares shall remain issued and outstanding.

1.10.    Adjustments for Dilution and Other Matters. If prior to the Effective Time the Company shall declare a stock dividend or other distribution in stock upon, or subdivide, split-up, reclassify or combine, Company Common Stock or declare a dividend or make a distribution on Company Common Stock in any security convertible into Company Common Stock, an appropriate adjustment or adjustments will be made to the Per Share Consideration to be issued for each of the Shares to be converted pursuant to Section 1.6. For the avoidance of doubt, no adjustment or adjustments will be made to the Per Share Consideration as a result of any cash dividends or cash distributions declared or paid by the Company.

2.    Termination. This Plan of Merger may be terminated at any time on or before the Effective Time by agreement of the Boards of Directors of the Constituent Corporations. This Plan of Merger shall be automatically terminated if the Merger Agreement is terminated in accordance with the terms thereof.

APPENDIX C

December 1, 2006

The Board of Directors

United Heritage Bankshares of Florida, Inc.

640 East State Road 434

Longwood, Florida 32750

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of United Heritage Bankshares of Florida, Inc. (“United Heritage”) of the merger consideration in the proposed merger (the “Merger”) of United Heritage into Marshall & Ilsley Corporation (“M&I”), pursuant to the Agreement and Plan of Merger, dated as of December 1, 2006, between United Heritage and M&I (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock of United Heritage, par value $0.01 per share, (the “Common Shares”) will be converted into the right to receive 0.8740 shares of M&I common stock, par value $1.00 per share (the “Per Share Consideration”), subject to the formulas and certain adjustments as set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, M&I, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of M&I for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of United Heritage in rendering this fairness opinion and will receive a fee from United Heritage for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of United Heritage and M&I and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2005, 2004 and 2003 of United Heritage; (iii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2005, 2004 and 2003 of M&I; (iv) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of United Heritage for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from United Heritage to its shareholders; (v) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of M&I for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and certain other communications from M&I to its shareholders; and (vi) other financial information concerning the businesses and operations of United Heritage and M&I furnished to us by United Heritage and M&I for purposes of our analysis. We have also held discussions with senior management of United Heritage and M&I regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for M&I with similar information for certain other bank holding companies the securities of which are publicly traded and have compared certain financial information for United Heritage with similar information for certain other bank holding companies in the state of Florida, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

Keefe, Bruyette & Woods

Three James Center • 1051 East Cary Street • Suite 1415 • Richmond, Virginia 23219

Telephone 804.643.4250 • Facsimile 804.643.4253

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of United Heritage and M&I as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for United Heritage and M&I are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of United Heritage or M&I, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of United Heritage and M&I; (ii) the assets and liabilities of United Heritage and M&I; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for United Heritage or any other business combination in which United Heritage might engage.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

C-2

APPENDIX D

Florida Business Corporation Act Dissenters’ Rights Statute

607.1301. Appraisal rights; definitions

The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c) For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302. Right of shareholders to appraisal

(1) A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112(6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303. Assertion of rights by nominees and beneficial owners

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320. Notice of appraisal rights

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321. Notice of intent to demand payment

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322. Appraisal notice and form

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

607.1323. Perfection of rights; right to withdraw

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324. Shareholder’s acceptance of corporation’s offer

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326. Procedure if shareholder is dissatisfied with offer

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330. Court action

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331. Court costs and counsel fees

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332. Disposition of acquired shares

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333. Limitation on corporate payment

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.